UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Economic and Financial Analysis Report

2Q
26

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.
Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Press Release

- Recurring net income grows 16.2% y/y, and continuing a ten-quarter track record of consistent improvement.
- Resilient revenues despite the macroeconomic outlook and controlled expenses
- The loan portfolio continues to grow with moderate risk appetite and prioritizing collateralized lending with attractive returns
- Non-performing loans showed a slight increase, in line with our expectations
- Consistent results from our insurance business, claims ratio under control alongside a strong financial performance
- Accelerated transformation to ensure the sustainability of business operations and earnings

Bradesco capitalized on good business opportunities, delivering its tenth straight quarter of rising net income and expanding ROAE. Our revenues have been more resilient to the macro environment and our operating expenses remain under control. Our transformation plan is making our Organization more competitive.

Even with a moderate risk appetite, we have continued to see strong commercial traction. Revenues' resilience to the macro environment reflects three main drivers: (i) diversified revenue streams, with meaningful contributions from businesses such as high income, consortia and insurance; (ii) transformation efforts increasing competitiveness; (iii) credit origination prioritizing lines with collateral and good risk-adjusted returns.

Our loan portfolio continued to deliver consistent growth, supported by an increasing share of secured lending. Notable growth came from collateralized working capital, private payroll-deductible loans, auto loans, wholesale agribusiness lending, securities (TVMs), and guarantees and sureties.

The delinquency indicators are within our expectations. In line with the previous quarter, the Micro, Small, and Medium-sized Enterprises (MSME) segment saw an increase in over-90-day NPL, reflecting the time gap between delinquency and collateral realization on working capital operations. Short-term delinquency indicators were impacted by secured working capital lines and the seasonal nature of John Deere Bank's operations, whose maturities are concentrated in 2Q26.

For the expanded loan portfolio, the share of Stage 3 remained stable during the quarter. We increased renegotiations under the scope of the new Desenrola Brasil program, though the restructured portfolio's share of total loan book held steady.

The cost of risk remained stable for the quarter. Coverage for Stage 3 transactions exceeded 100% during the first half of the year.

Notwithstanding the indicators and comments above, it is well known that risks in the country have deteriorated, as the Central Bank's periodic reports on the Brazilian market have been pointing out. The interest rate, kept at an elevated level by monetary policy, has held inflation in check, but has impacted a range of companies of different sizes. The rising income commitment of households is another indicator that warrants close monitoring alongside developments in the global macroeconomic environment.

The net interest income rose during the quarter. Market NII posted a solid performance despite challenging macro conditions, driven by disciplined risk management and the successful monetization of key opportunities in client derivatives and structured products. Client NII increased, reflecting higher loan volumes and spread expansion, with solid contribution from fund margin performance.

Fee and commission income benefited from strong contributions from asset management, custody and brokerage services, card revenue, and consortia.

Insurance operating income posted another strong performance. The industrial segment benefited from claims ratio under control and good commercial traction. The financial results showed steady growth driven by a larger asset base and more favorable yields.

Operating expenses remain under control, despite investments in the transformation agenda. Personnel and administrative expenses grew below inflation, excluding PLR (profit sharing). Administrative expenses declined across footprint-related categories (e.g., transportation and facilities) while rising in technology expenditures and investments.

Our efficiency ratio continues to trend downward. We stand firm in our commitment to further enhancing the Organization's efficiency.

We allocated R$4 billion in interest on capital in 2Q26, maintaining capital ratios comfortably above both regulatory requirements and our management targets.

Our transformation plan is moving forward at an accelerated pace. We have become more competitive in many business lines, including M&A, DCM, the energy trading desk, structured products to corporate clients, and auto financing, making our revenue streams more resilient. For SME clients, we added new features to the app, including investment solutions and cash management initiatives that delivered additional benefits to our funding margin. In our high-income segment, we increased our funding and opened more offices. We have more than 30 million fully digital clients that are increasing efficiency in digital sales, and we continue to adjust our footprint.

We continue to advance our sustainable business strategy, supporting clients in their transition to a more inclusive, resilient, low-carbon economy, while monitoring the risks and opportunities that are associated with this shift. In June, we reached 92.5% of our corporate goal of allocating R$450 billion to sectors and activities with social and environmental benefits by December 2026.

Strengthening our leadership in mobilizing capital for sustainable development, we have been selected in every Eco InvestBrasil auction conducted until now. In May, we also took part in the fourth round of the program, ensuring almost 12% of the resources available, enhancing our ability to finance projects and initiatives that support the sustainable transition of the Brazilian economy.

The following information provides detailed insights on our performance in 2Q26, including the results, balance sheet and key performance indicators.

Highlights 2Q26

Consolidated Recurring Net Income
R$7.1 bi
△ 3.5% q/q △ 16.2% y/y

ROAE
16.2%

Total Revenue
R$37.6 bi
△ 2.1% q/q △ 10.3% y/y

Total Net Interest Income
△ 4.1% q/q △ 15.7% y/y

Fee and Commission Income
△ 1.1% q/q △ 1.7 y/y

Insurance, Pension Plans and Capitalization Bonds
▽ 4.2% q/q △ 8.3% y/y

Personnel + Administrative Expenses
R$13.1 bi
△ 4.0% q/q △ 5.0% y/y

Operating Efficiency Ratio
46.5%
▽ 0.4% p.p. q/q ▽ 3.4 p.p. y/y

Expanded Loan Portfolio
R$1.137 bi
△ 4.3% q/q △ 11.6% y/y

Individuals	△ 1.2% q/q △ 8.4% y/y
Companies	△ 6.7% q/q △ 14.1% y/y

Over 90 days ratio
4.3%
△ 0.1 p.p. q/q
△ 0.2 p.p. y/y

Insurance Group

Recurring Net Income
R$2.9 bi
▽ 6.7% q/q △ 28.3% y/y

ROAE
22.8%

Recurring Net Income Statement

R$ million	2Q26	1Q26	2Q25	1H26	1H25	Variation % 2Q26 vs. 1Q26	2Q26 vs. 2Q25	1H26 vs. 1H25
\\ Net Interest Income	**20,872**	**20,051**	**18,044**	**40,923**	**35,277**	**4.1**	**15.7**	**16.0**
Client NII	20,199	19,498	17,756	39,697	34,527	3.6	13.8	15.0
Market NII	673	553	288	1,226	750	21.7	-	63.5
\\ Expenses with Expanded Loan Loss Provisions	**(9,985)**	**(9,667)**	**(8,142)**	**(19,652)**	**(15,784)**	**3.3**	**22.6**	**24.5**
\\ NII Net of Provisions	**10,887**	**10,384**	**9,902**	**21,271**	**19,493**	**4.8**	**9.9**	**9.1**
\\ Client NII Net of Provisions	**10,214**	**9,831**	**9,614**	**20,045**	**18,743**	**3.9**	**6.2**	**6.9**
Income from Insurance, Pension Plans and Capitalization Bonds	6,119	6,384	5,650	12,502	10,953	(4.2)	8.3	14.1
Fee and Commission Income	10,486	10,373	10,307	20,859	20,076	1.1	1.7	3.9
Operating Expenses	(16,436)	(16,178)	(15,898)	(32,614)	(30,904)	1.6	3.4	5.5
Personnel Expenses	(7,219)	(7,019)	(6,852)	(14,238)	(13,557)	2.8	5.4	5.0
Other Administrative Expenses	(5,896)	(5,592)	(5,639)	(11,488)	(10,904)	5.4	4.6	5.4
Other Income / (Operating Expenses)	(3,321)	(3,567)	(3,407)	(6,888)	(6,443)	(6.9)	(2.5)	6.9
Tax Expenses	(2,293)	(2,369)	(2,289)	(4,662)	(4,454)	(3.2)	0.2	4.7
Results derived from investments in controlled companies	166	73	132	239	182	-	25.8	31.3
\\ Operating Income	**8,929**	**8,667**	**7,804**	**17,596**	**15,346**	**3.0**	**14.4**	**14.7**
Non-Operating Income	13	5	9	18	74	-	44.4	(75.7)
Income Tax / Social Contribution	(1,734)	(1,760)	(1,638)	(3,494)	(3,260)	(1.5)	5.9	7.2
Non-controlling interests in subsidiaries	(158)	(101)	(108)	(259)	(229)	56.4	46.3	13.1
\\ Recurring Net Income	**7,050**	**6,811**	**6,067**	**13,861**	**11,931**	**3.5**	**16.2**	**16.2**
Non-Recurring Events	-	(1,781)	-	(1,781)	(62)	-	-	-
PTI Adherence / Tax Provisions (1)	-	(1,781)	495	(1,781)	433	-	-	-
Labor Contingency	-	-	(495)	-	(495)	-	-	-
Book Net Income	**7,050**	**5,030**	**6,067**	**12,080**	**11,869**	**40.2**	**16.2**	**1.8**

(1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions.

Recurring Net Income Movement in the Quarter | R$ Million



6,811
△ 821
701
120
△ (318)
(732)
414
(265)
113
(258)
146
7,050
Net Income 1Q26
Client NII
Market NII
Net Interest Income
Mass-Market
Wholesale
Expanded LLP
Income from Insurance
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Others (1)
Net Income 2Q26

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Shares.

ROAE Quarterly and Year-to-Date



%
14.6
14.7
15.2
15.8
16.2
14.6
14.6
14.8
15.8
16.0
2Q25
3Q
4Q
1Q26
2Q
Quarterly
Year-to-Date

Operating Efficiency Ratio / Risk – Adjusted ER



%
76.1
76.0
75.7
75.7
75.5
51.2
50.7
50.0
49.2
48.4
49.9
50.1
50.1
46.9
46.5
2Q25
3Q
4Q
1Q26
2Q
Quarterly
12-month
12-month risk-adjusted

Net Interest Income

R$ Million	2Q26	1Q26	2Q25	1H26	1H25	2Q26 vs. 1Q26		2Q26 vs. 2Q25		1H26 vs. 1H25	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**20,872**	**20,051**	**18,044**	**40,923**	**35,277**	**821**	**4.1**	**2,828**	**15.7**	**5,646**	**16.0**
\\ Client NII (1)	**20,199**	**19,498**	**17,756**	**39,697**	**34,527**	**701**	**3.6**	**2,443**	**13.8**	**5,170**	**15.0**
Average Balance	922,443	899,829	832,780	911,136	822,793	346	2.5	1,355	10.8	2,672	10.7
Gross NIM	9.1%	9.1%	8.8%	9.0%	8.6%	355		1,088		2,498	
\\ Market NII (2)	**673**	**553**	**288**	**1,226**	**750**	**120**	**21.7**	**385**	**-**	**476**	**63.5**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII | R$ Million



8.8%
9.0%
9.0%
9.1%
9.1%
4.7%
4.8%
4.8%
4.5%
4.5%
Total Client NII
17,756
18,611
19,119
19,498
20,199
Client NII net of Provision
9,614
10,051
10,291
9,831
10,214
△ 3.9% q/q
△ 6.2% y/y
2Q25
3Q
4Q
1Q26
2Q
Net NIM Annualized
Gross NIM Annualized

Expanded Loan Portfolio Mix (%)

	June26	Mar26	June25	June26 vs. June25
\\ Individuals	**42.2**	**43.4**	**43.4**	**(1.2) p.p.**
Real Estate Financing	10.2	10.4	10.9	(0.7) p.p.
Payroll-deductible Loans	9.6	9.8	9.8	(0.2) p.p.
Credit Card	7.4	7.6	7.5	(0.1) p.p.
Personal Loans	6.2	6.5	7.0	(0.8) p.p.
Vehicle	4.2	4.2	3.7	0.5 p.p.
Rural Loans	3.7	4.0	3.5	0.2 p.p.
Other	0.9	0.8	0.9	-
\\ Companies	**57.8**	**56.6**	**56.6**	**1.2 p.p.**
Large Companies	34.3	33.2	33.9	0.4 p.p.
MSME	23.5	23.4	22.6	0.9 p.p.

Change in the Client NII | R$ Million



19,498
(9,667)
9,831
346
321
(125)
159
(318)
10,214
△ 3.9% q/q
383
9,985
20,199
△ 3.6% q/q
701
1Q26
Expenses with Expanded LLP 1Q26
Client NII Net of LLP 1Q26
Average Volume
Spread
Product / Segment Mix
Number of Days
Expanded LLP
Client NII Net of LLP 2Q26
Expenses with Expanded LLP 2Q26
2Q26

NII growth in 2Q26 was mainly driven by higher average loan volume and spread expansion, especially supported by the positive evolution of the funding margins. These effects offset the impact of a more conservative product / segment mix, which reflects our disciplined underwriting strategy, prioritizing lines with appropriate risk-adjusted returns.

We kept the average gross client margin at 9.1% (stable compared to 1Q26 and up 0.3 p.p. compared to 2Q25), showing the resilience of our revenue generation even under a more restrictive credit policy. The average net rate remained stable at 4.5%.

Market NII | R$ Billion



0.3
0.1
0.1
0.6
0.7
2Q25
3Q
4Q
1Q26
2Q

Market NII reflects the solid risk management and the treasury´s recurring capacity of value generation, supported by both ALM dynamics and solid performance of client-focused trading businesses.

Funding Sources

Total Funds Raised and Managed

R$3.7 tri

△ 1.6% q/q △ 13.6% y/y

Funds Raised

△ 1.5% q/q △ 12.2% y/y

Funds and Managed Portfolios

△ 1.7% q/q △ 15.8% y/y

R$ Million	June26	Mar26	June25	Variation % June26 vs. Mar26	Variation % June26 vs. June25
Demand Deposits	37,299	37,832	32,199	(1.4)	15.8
Savings Deposits	121,286	119,593	127,353	1.4	(4.8)
Time Deposits + Debentures (1)	618,728	584,762	506,487	5.8	22.2
Borrowings and Onlending	83,424	78,324	80,257	6.5	3.9
Funds from Issuance of Securities	356,453	343,361	295,879	3.8	20.5
Subordinated Debts	55,018	58,626	60,254	(6.2)	(8.7)
\\ Subtotal	**1,272,208**	**1,222,498**	**1,102,428**	**4.1**	**15.4**
Obligations for Repurchase Agreements	341,301	373,054	316,022	(8.5)	8.0
Working Capital (Own / Managed)	136,066	133,332	130,447	2.1	4.3
Foreign Exchange Portfolio	173	401	653	(56.9)	(73.5)
Payment of Taxes and Other Contributions	6,014	6,050	6,807	(0.6)	(11.6)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	467,328	455,163	425,081	2.7	9.9
\\ Funds raised	**2,223,090**	**2,190,498**	**1,981,437**	**1.5**	**12.2**
\\ Funds and Managed Portfolios	**1,514,647**	**1,489,491**	**1,308,473**	**1.7**	**15.8**
\\ Total Funds Raised and Managed	**3,737,737**	**3,679,989**	**3,289,911**	**1.6**	**13.6**

(1) It includes repo operations backed with own securities.

Loans vs. Funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ Million	June26	Mar26	June25	Variation % June26 vs. Mar26	Variation % June26 vs. June25
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	43,313	43,882	39,006	(1.3)	11.0
Savings Deposits	121,286	119,593	127,353	1.4	(4.8)
Time Deposits + Debentures	618,728	584,762	506,487	5.8	22.2
Funds from Financial Bills	335,458	323,245	285,024	3.8	17.7
\\ Customer Funds (1)	**1,118,785**	**1,071,482**	**957,870**	**4.4**	**16.8**
(-) Reserve Requirements	(122,796)	(125,959)	(121,476)	(2.5)	1.1
(-) Available Funds (Brazil)	(12,560)	(12,065)	(13,046)	4.1	(3.7)
\\ Customer Funds Net of Reserve Requirements	**983,429**	**933,458**	**823,348**	**5.4**	**19.4**
Borrowings and Onlending	83,424	78,324	80,257	6.5	3.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	119,663	125,425	122,353	(4.6)	(2.2)
\\ Total Funding (A)	**1,186,516**	**1,137,207**	**1,025,957**	**4.3**	**15.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**1,004,367**	**966,133**	**899,797**	**4.0**	**11.6**
\\ B / A	**84.6%**	**85.0%**	**87.7%**	**(0.4) p.p.**	**(3.1) p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

Expanded Loan Portfolio

R$1,137 bi
△ 11.6% y/y △ 4.3% q/q

Segment	Balance	y/y	q/q
Individuals	R$479.7 bi	△ 8.4% y/y	△ 1.2% q/q
Micro, Small and Medium-Sized Enterprises	R$267.5 bi	△ 16.1% y/y	△ 5.1% q/q
Large Corporates	R$389.4 bi	△ 12.7% y/y	△ 7.8% q/q

Highlights

Vehicle – Individuals
△ 26.8% y/y △ 4.2% q/q

Credit Card
△ 10.6% y/y △ 2.0% q/q

High Income
△ 18.9% y/y △ 3.4% q/q

Mass-Market
△ 5.3% y/y △ 0.9% q/q

Payroll-Deductible Loans
△ 9.3% y/y △ 1.4% q/q

Private
△ 90.1% y/y △ 19.4% q/q

Public
△ 12.8% y/y △ 2.0% q/q

Social Security National Institute (INSS)
▽ 3.2% y/y ▽ 2.5% q/q

Working Capital
△ 21.8% y/y △ 4.1% q/q

Rural Loans
△ 24.9% y/y △ 9.3% q/q

Real Estate Financing
△ 6.5% y/y △ 2.5% q/q

Individuals
△ 3.8% y/y
△ 1.9% q/q

Companies
△ 16.1% y/y
△ 4.8% q/q

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June26	Mar26	June25	Variation % Quarter	Variation % 12 months
\\ Individuals	**479,710**	**473,989**	**442,446**	**1.2**	**8.4**
Real Estate Financing	115,579	113,479	111,303	1.9	3.8
Payroll-deductible Loans	108,588	107,133	99,390	1.4	9.3
Credit Card	84,417	82,784	76,303	2.0	10.6
Personal Loans	70,168	71,079	71,797	(1.3)	(2.3)
Vehicle	48,165	46,227	37,993	4.2	26.8
Rural Loans	42,484	43,626	36,123	(2.6)	17.6
Other	10,311	9,660	9,535	6.7	8.1
\\ Companies	**656,930**	**615,907**	**575,981**	**6.7**	**14.1**
Working Capital	180,922	173,756	148,577	4.1	21.8
Sureties and Guarantees	130,660	122,466	117,705	6.7	11.0
Securities	107,148	98,459	90,666	8.8	18.2
Rural Loans	56,693	47,109	43,298	20.3	30.9
Foreign Trade Finance	51,506	50,414	53,114	2.2	(3.0)
Real Estate Financing	36,449	34,782	31,404	4.8	16.1
CDC/Leasing	31,613	31,698	30,045	(0.3)	5.2
BNDES/Finame Onlendings	26,458	24,774	20,636	6.8	28.2
Other	35,482	32,451	40,535	9.3	(12.5)
\\ Expanded Loan Portfolio	**1,136,640**	**1,089,896**	**1,018,426**	**4.3**	**11.6**
Domestic Currency	1,023,028	980,682	914,359	4.3	11.9
Foreign Currency	113,612	109,214	104,067	4.0	9.2

Loan Portfolio

Real Estate Financing

Profile of the Individuals Portfolio Origination 2Q26				
	R$917 Thousand	**R$558** Thousand	**60.9%**	**51.2%**
	Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

Average term: **364 Months**

Portfolio
R$ billion

△ 2.5% q/q
△ 6.5% y/y



142.7
144.9
147.6
148.3
152.0
31.4
32.9
35.0
34.8
36.4
111.3
112.0
112.7
113.5
115.6
June25
Sept
Dec
Mar26
June
Individuals
Companies

Origination
R$ million

△ 27.7% q/q
△ 3.3% y/y



8,274
5,810
7,984
6.692
8,546
1,578
2,178
4,812
2,774
3,226
6,696
3,632
3,172
3,918
5,320
2Q25
3Q
4Q
1Q26
2Q
Borrower
Builder

Units Financed

△ 41.3% q/q
△ 4.3% y/y



19,944
14,140
20,875
14,725
20,810
3,936
6,974
14,812
7,660
11,543
16,008
7,166
6,063
7,065
9,267
2Q25
3Q
4Q
1Q26
2Q
Borrower
Builder

Payroll-Deductible Loans

Market Share	**13.9%** Total	**15.3%** Public	**14.5%** Social Security National Institute (INSS)	**7.1%** Private
		△ 0.1 p.p. q/q	▽ 0.3 p.p. q/q	△ 0.5 p.p. q/q

Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans



58.1%
58.8%
59.4%
60.1%
60.7%

△ 0.6 p.p. q/q
△ 2.6 p.p. y/y

Portfolio in R$ billion and breakdown by channel

△ 1.4% q/q
△ 9.3% y/y



99.4
101.9
103.8
107.1
108.6
69.7%
72.7%
73.5%
74.2%
74.6%
23.1%
20.0%
19.0%
17.8%
16.7%
7.1%
7.3%
7.5%
8.1%
8.7%
June25
Sept
Dec
Mar26
June
Digital Channels
Branches
Correspondent

Distribution of the Portfolio by Sector



53.2%
53.6%
54.3%
54.5%
54.9%
4.2%
4.4%
4.9%
6.3%
7.4%
42.6%
42.0%
40.8%
39.2%
37.8%
June25
Sept
Dec
Mar26
June
Public Sector
Private Sector
Social Security National Institute (INSS)

In 12 months

△ **1.7 p.p.** Public

△ **3.2 p.p.** Private

▽ **4.9 p.p.** INSS

Vehicle Financing

Portfolio
R$ billion

△ 3.7% q/q
△ 18.9% y/y



68.4
71.0
74.4
78.5
81.4
30.1
30.5
31.0
31.9
32.9
38.3
40.5
43.4
46.6
48.5
June25
Sept
Dec
Mar26
June
Individuals
Companies

Distribution of Portfolio June26 - %



87.9
1.2
10.9
CDC
Leasing
Finame

Credit Card – Individuals

+3.0 p.p
In the High-Income segment in **12 months**

Portfolio in R$ billions and Representativeness by Segment



76.3
77.6
83.6
82.8
84.4
60.8%
60.2%
58.9%
58.4%
57.8%
39.2%
39.8%
41.1%
41.6%
42.2%
June25
Sept
Dec
Mar26
June
High-Income
Mass-Market

Expenses with Expanded Loan Loss Provisions

R$ million	2Q26	1Q26	2Q25	1H26	1H25	Variation % 2Q26 vs. 1Q26	Variation % 2Q26 vs. 2Q25	Variation % 1H26 vs. 1H25
Provision Expense with Expected Losses	(10,851)	(10,503)	(8,937)	(21,354)	(17,316)	3.3	21.4	23.3
Income from Recovering Written Off Loans Net of Discounts Granted [1]	866	836	795	1,702	1,532	3.6	8.9	11.1
\\ Expenses with Expanded Loan Loss Provisions	**(9,985)**	**(9,667)**	**(8,142)**	**(19,652)**	**(15,784)**	**3.3**	**22.6**	**24.5**

(1) It includes the result with BNDU and others.

Expanded Loan Loss Provisions / Expanded Loan Portfolio



%
3.2
3.3
3.2
3.5
3.5
Expanded Loan Loss Provision
R$ billion
8.1
8.6
8.8
9.7
10.0
2Q25
3Q
4Q
1Q26
2Q
Expanded LLP
Expanded LLP / Expanded Loan Portfolio (Annualized)

The total cost of credit stood at 3.5% in 2Q26, reflecting portfolio growth and the higher cost of credit in the retail segment, where the indicator reached 5.9%, offset by lower provisioning expenses in the wholesale segment. It should be noted that the increase in the retail expenses was largely driven by operations linked to emergency programs, due to the dynamics of provisioning versus receiving timelines the honor period of these lines and to the rural loan portfolio.
We emphasize that the provisioning levels remains above the formation of new Stage 3 loans throughout the period, in 1H26, the index was 101%. This indicator demonstrates the maintenance of an adequate level of provision to cover balance sheet risks

Expanded Loan Loss Provision

Mass-Market



R$ billion
Loan Loss Provisions / Portfolio (Annualized)
7.9
8.1
8.5
8.8
9.6
5.4%
5.3%
5.3%
5.5%
5.9%
2Q25
3Q
4Q
1Q26
2Q

Wholesale



R$ billion
0.2
0.5
0.3
0.8
0.4
2Q25
3Q
4Q
1Q26
2Q

Coverage Ratios and Provision



%
177.8
168.9
166.0
161.0
152.3
R$ million
5.7
5.5
5.3
5.3
5.2
58,143
57,200
57,977
58,156
59,313
June25
Sept
Dec
Mar26
June
Provision for Expanded Portfolio
Provision for Expanded Portfolio / Expanded Loan Portfolio
Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days

Loan Portfolio Indicators

Delinquency Ratios

Over 90 days ratio

4.3% △ 0.1 p.p. q/q △ 0.2 p.p. y/y

The NPL over 90 days showed a slight increase in the quarter, reaching 4.3%, influenced by working capital operations with guarantees, which have specific recovery dynamics, impacting the MSME indicator at 0.4 p.p. The delinquency indicator for Individuals showed a slight increase reaching 5.5%, reflecting the macroeconomic scenario.

Loan Portfolio Overdue more than 90 days -%



5.1
4.3
4.1
0.4
5.4
4.1
3.7
0.4
5.4
4.1
3.8
0.3
5.4
4.2
4.0
0.2
5.5
4.4
4.3
0.2
June25
Sept
Dec
Mar26
June
Total
Individuals
MSMEs
Large Corporates

Representativeness of the Loan Portfolio by Stage

In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.7 p.p. and reaching 92.8% of the total.



92.1%
In stage 1+2
7.9%
4.6%
87.5%
7.7%
4.5%
87.8%
7.3%
4.6%
88.1%
7.1%
4.9%
88.0%
7.2%
5.5%
87.3%
92.8%
In stage 1+2
June25
Sept
Dec
Mar26
June
Stage 1
Stage 2
Stage 3

Mix of the Secured and Unsecured Loan Portfolio – %

The secured loan portfolio reached 61.0%, growth of 2.5 p.p. in the last 12 months. This increase reflects the portfolio growth strategy with a focus on risk-adjusted profitability.



58.5
59.5
59.3
60.8
61.0
41.5
40.5
40.7
39.2
39.0
June25
Sept
Dec
Mar26
June
Secured
Unsecured

Changes in Loan Portfolio by Stage

R$ million		Movement between stages						Originated / Settlement	Write-off	
		Transfers			Arising					
Loan Portfolio	Mar26	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3			June26
Stage 1	715,671	-	(16,858)	(2,586)	-	3,107	556	27,402	-	727,292
Stage 2	40,040	(3,107)	-	(8,568)	16,858	-	1,027	(206)	-	46,044
Stage 3	57,401	(556)	(1,027)	-	2,586	8,568	-	2,417	(9,218)	60,170
\\ Total	**813,112**	**(3,663)**	**(17,885)**	**(11,154)**	**19,445**	**11,675**	**1,583**	**29,614**	**(9,218)**	**833,507**

Note: NPL coverage – new Stage 3 of 101% in 1H26, 105% in 2H25 and 106% in 1H25. Calculation: Loan Loss Provision expense / Changes of Stage 3 before the write-offs.

Loan Portfolio Indicators

Restructured Portfolio

We continue to maintain strict discipline in relation to loan renegotiations. Over the past 12 months, the restructured portfolio declined by 15% over quarter, the increase is attributable to a specific wholesale client, whose obligations remain current. Excluding this effect, the portfolio would have continued its downward trajectory for another consecutive quarter. Provision levels remain adequate, at approximately twice the balance of loans more than 90 days overdue. In addition, the delinquency in the restructured portfolio fell by7.9 p.p. y/y. We also highlight the reduction of R$5.5 billion (-22%) of the total operations classified as problematic assets compared to June25, combined with the growth of R$1.1 billion (+23%) in cured operations, reinforcing the improvement of the portfolio quality and the effectiveness of the credit recovery strategies adopted.

Evolution of the Reestructured Portfolio



%
R$ billion
4.0
3.7
3.3
3.1
3.1
30.1
4.8
25.3
28.3
5.7
22.6
26.6
6.4
20.2
25.2
6.1
19.1
25.7
5.9
19.8
Δ 1.8% q/q
∇ 14.6% y/y
Δ 3.2% q/q
∇ 21.9% y/y
June25
Sept
Dec
Mar26
June
Cured Operations
Problematic Asset (Stage 3)
Restructured Portfolio / Loan Portfolio

Provision / Restructured Portfolio



%
56.1
54.4
52.5
52.0
50.0
June25
Sept
Dec
Mar26
June

Over 90 days / Restructured Portfolio



%
31.0
31.7
29.8
27.3
23.1
June25
Sept
Dec
Mar26
June

Fee and Commission Income

R$ million	2Q26	1Q26	2Q25	1H26	1H25	Variation % 2Q26 vs. 1Q26	Variation % 2Q26 vs. 2Q25	Variation % 1H26 vs. 1H25
Card Income	4,494	4,444	4,460	8,938	8,778	1.1	0.8	1.8
Checking Account	1,628	1,571	1,677	3,199	3,364	3.6	(2.9)	(4.9)
Asset Management	984	951	897	1,935	1,761	3.5	9.7	9.9
Consortia	852	845	771	1,697	1,478	0.8	10.5	14.8
Custody and Brokerage Services	617	546	488	1,163	967	13.0	26.4	20.3
Loans Operations	593	637	675	1,230	1,272	(6.9)	(12.1)	(3.3)
Capital Market / Financial Advisory Services	526	589	635	1,115	996	(10.7)	(17.2)	11.9
Collections and Payments	414	411	431	825	873	0.7	(3.9)	(5.5)
Other	378	379	273	757	587	(0.3)	38.5	29.0
\\ Total	**10,486**	**10,373**	**10,307**	**20,859**	**20,076**	**1.1**	**1.7**	**3.9**
\\ Business Days	**61**	**61**	**61**	**122**	**122**	**-**	**-**	**-**

Card Income

Card income reached R$4.5 billion in the quarter, representing 43% of total fee and commission income.

Highlights

- Revenue growth with Cards in both periods, driven by the largest contribution of the High-Income segment, which increased 14% vs. 2Q25 and 16% vs. 1H25.
- High-income clients account for about 52% of the total revenue, with a growth of 29% vs. 2Q25.

Traded Volume | Credit Cards

R$ million



△ 4.5% q/q
△ 8.8% y/y
91,457
94,849
102,291
95,199
99,514
2Q25
3Q
4Q
1Q26
2Q

Checking Account Holders

In million



38.1
37.9
37.7
37.9
38.2
June25
Sept
Dec
Mar26
June

Asset Management

Market Share **16.1%**(1)

Fees from Asset Management reached R$984 million in 2Q26, up 3.5% in the quarter and 10% compared to 2Q25, driven mainly by the expansion of the asset under management, in addition to higher revenue from performance fees in the period. The result reflects Bradesco Asset's ability to maintain a consistent growth trajectory, supported by investors´confidence, management quality and a diversified portfolio, capable of serving different profiles and market scenarios.

We continued to advanced in our internationalization strategy, further strengthening our presence in global markets and deepening the relationship with foreign investors. In July 2026, Bradesco Asset celebrated 25 years of operation, a milestone that reinforces a trajectory based on solidity, consistency, innovation and excellence in asset management. Throughout this journey, we have consolidated our position among the leading asset management companies in Brazil, accumulating important market recognitions, including the award of Best Bank to Invest in Funds.

Assets Under Management in Investment Funds and Managed Portfolios (1)

In billion



1,308
1,376
1,409
1,489
1,515
June25
Sept
Dec
Mar26
June

(1) Source: Anbima – Global Ranking of Third-Party Asset Management.

Fee and Commission Income

Consortia

Market Share [1] **Total 16.9% | Auto 20.2% | Real Estate 11.3% | Trucks, Tractors and Agricultural Implements 16.4%**

Growth of 14% in revenues compared to 1H25, driven by increased sales in the real estate segment.

Highlights in 1H26

- Revenues of R$24.6 billion, higher by R$3.1 billion or 14% vs. 1H25;
- Sales of R$1.3 billion for the Agribusiness segment, higher by 71% vs. 1H25;
- Real estate consortia with growth in revenue of 28% vs. 1H25; and
- Inauguration of 129 groups, 113 of chattels and 16 of real estate, higher by 11% vs. 1H25.

Number of Outstanding Consortium Quotas


In thousands
1,614
1,641
1,674
1,634
1,631
1,178
1,174
1,167
1,141
1,125
145
149
152
154
153
291
319
355
339
353
2Q25
3Q
4Q
1Q26
2Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

(1) It considers the products in which Bradesco operates. Reference date: May26.

Custody

Leader in the global custody market, according to the ANBIMA ranking, we stand out as a main provider of services for the financial and capital markets, with R$2.8 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the 11.3% increase in assets under custody in comparison to June25.

In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds.

Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations.

Assets under Custody


R$ billion
2,522
2,601
2,695
2,862
2,807
June25
Sept
Dec
Mar26
June

Capital Market / Financial Advisory Services

The strong performance in 2Q26 reflects our success in capturing business opportunities across capital markets and M&A operations. We advised on 122 operations, totaling around R$174.2 billion in volume of transactions.

Below are the main highlights by segment in 2Q26:

Fixed Income (DCM)
Advisory and structuring of 110 transactions with a volume of R$163.3 billion.

Equities (ECM)
Advisory, structuring and distribution of two transactions with a volume of R$3.2 billion.

Mergers and Acquisitions (M&A)
Advisory for 10 transactions with a volume of R$7.7 billion.

Operating Expenses

The resource allocation continues to support growth and the execution of the transformation plan, with investments aimed at technological, operational and business evolution. The discipline in cost management remains a priority, ensuring efficient investments that strengthen productivity, enhance customer experience and generate value over time.

R$ million	2Q26	1Q26	2Q25	1H26	1H25	Variation % 2Q26 vs. 1Q26	Variation % 2Q26 vs. 2Q25	Variation % 1H26 vs. 1H25
\\\\ Personnel Expenses	**(7,219)**	**(7,019)**	**(6,852)**	**(14,238)**	**(13,557)**	**2.8**	**5.4**	**5.0**
Payroll, Social Charges, Benefits and Training	(5,814)	(5,625)	(5,665)	(11,439)	(11,297)	3.4	2.6	1.3
Management and Employee Profit Sharing	(1,282)	(1,260)	(1,093)	(2,542)	(2,022)	1.7	17.3	25.7
Terminations Costs	(123)	(134)	(94)	(257)	(238)	(8.2)	30.9	8.0
\\\\ Total Administrative Expenses	**(5,896)**	**(5,592)**	**(5,639)**	**(11,488)**	**(10,904)**	**5.4**	**4.6**	**5.4**
Data Processing and Communication	(1,418)	(1,351)	(1,122)	(2,769)	(2,163)	5.0	26.4	28.0
Outsourced Services	(1,304)	(1,179)	(1,371)	(2,483)	(2,503)	10.6	(4.9)	(0.8)
Depreciation and Amortization	(1,218)	(1,195)	(1,224)	(2,413)	(2,442)	1.9	(0.5)	(1.2)
Facilities (1)	(480)	(455)	(525)	(935)	(1,038)	5.5	(8.6)	(9.9)
Advertising and Marketing	(452)	(421)	(369)	(873)	(745)	7.4	22.5	17.2
Financial System Services	(376)	(373)	(364)	(749)	(697)	0.8	3.3	7.5
Transportation	(155)	(138)	(163)	(293)	(338)	12.3	(4.9)	(13.3)
Other (2)	(493)	(480)	(501)	(973)	(978)	2.7	(1.6)	(0.5)
\\\\ Other Operating Expenses Net of Revenue	**(3,321)**	**(3,567)**	**(3,407)**	**(6,888)**	**(6,443)**	**(6.9)**	**(2.5)**	**6.9**
Civil, Labor and Tax Contingencies	(1,221)	(1,342)	(1,535)	(2,563)	(2,666)	(9.0)	(20.5)	(3.9)
Expenses with Marketing of Cards	(1,078)	(1,043)	(979)	(2,121)	(1,899)	3.4	10.1	11.7
Claims	(230)	(280)	(221)	(510)	(431)	(17.9)	3.9	18.4
Other	(792)	(902)	(672)	(1,694)	(1,448)	(12.2)	17.9	17.0
\\\\ Total Operating Expenses	**(16,436)**	**(16,178)**	**(15,898)**	**(32,614)**	**(30,904)**	**1.6**	**3.4**	**5.5**

(1) It contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance.

Changes in administrative expenses reflect the advance of our transformation plan, driven by a higher transaction volume and continuous investments in technology, in particular, in data processing and communication. In addition, there are strategic contributions in advertising and publicity, focused on strengthening our brand. On the other hand, we capture important efficiency gains with the ongoing reduction of physical point expenses resulting from the optimization of our footprint.

In personnel expenses, the increase in the period is mainly explained by the greater provision for profit sharing, following the improvement in the bank´s profitability. Changes in structural expenses (earnings, charges, benefits and training) reflect the seasonality of the first quarter of the year, as well as adjustment of the footprint and strategic reinforcements in technology, operations and business teams. It is worth noting, however, that the growth of structural expenditure remains lower than the readjustment rates of collective agreements.

The other operating expenses net of revenue decreased in the quarter, reflecting lower expenses on civil, labor and tax contingencies and lower expenses/net revenues originating from insurance operations. This reduction was partially offset by the growth in expenses with marketing of cards, in line with the expansion of commercial activity and turnover.

Service Network



▽ 260 q/q
▽ 1,119 y/y
5,226
2,376
682
2,168
June25
4,744
1,978
707
2,059
Sept
4,605
1,872
724
2,009
Dec
4,367
1,723
706
1,938
Mar26
4,107
1,565
698
1,844
June (1)
Branches
Business Units
Service Centers
Retail + Prime: 1,509
Companies & Business: 150
Corporate: 90
Platforms: 95

(1) We have 73 offices of the Principal.

Bradesco Seguros

Dynamics of the Insurance Business

1H26	Income from Insurance Premiums, Pension Contributions and Capitalization Bonds	Net Income	ROAE
	R$58.2 bi	R$5.7 bi	22.1%
	▽ 1.7% (1H26/1H25) (Excluding VGBL △ 6.0%)	△ 20.4% (1H26/1H25)	△ 0.4 p.p. (1H26/1H25)

The Grupo Bradesco Seguros posted a net income of R$5.7 billion in 1H26 (+20.4% vs. 1H25), with an ROAE expansion of 0.4 p.p., to 22.1%. In 2Q26, the net income reached R$2.9 billion (+28.3% vs. 2Q25). Income from insurance premiums, pension contributions and capitalization bonds reached R$58.2 billion in 1H26 (+6.0% vs. 1H25, excluding VGBL).

Income from insurance, pension plans and capitalization operations increased by 14.1% vs. 1H25, totaling R$12.5 billion, driven by a 12.4% increase in industrial result, reflecting continued claims ratio discipline. In 2Q26, operating income was up by 8.3% vs. 2Q25, totaling R$6.1 billion. The financial result grew by 17.1% vs. 1H25 and 16.7% vs. 2Q25, reinforcing the operational solidity and consistency of earning generating business results.

Technical Provisions reached R$467.3 billion, and financial assets totaled R$491.4 billion (+9.9% and +10.2% vs. 1H25, respectively). In 1H26, the Insurance Group returned to society, as indemnities and benefits, R$32 billion (+12.6% vs. 1H25).

The performance of the Insurance Group in the quarter reflects the strengthening of its portfolio, mainly in Auto/P&C, supported by a broader offering of higher added value products, in addition to the ongoing investment in technology and innovation.

Sales through digital channels totaled R$2.7 billion in 1H26 (+20.3% vs. 1Q25), with approximately 2.7 million items sold.

Bradesco Vida e Previdência (Life and Pension) launched the "Individual Educational Insurance", an innovative solution in the market, designed to support families throughout the different stages of education, from early childhood education to graduation. The new product helps ensure the continuity of studies in cases of unforeseen events that may compromise the income of the primary breadwinner. The company also expanded to R$12 million the limit of insured capital of the "Vida Viva" insurance for clients aged 60 an above and improved the customer journeys of the loan protection and business insurance products.

In private pension plan, we continued the innovation and diversification strategies, through the expansion of our PGBL and VGBL product offering to address specific demands, including two new global diversification funds.

In the Auto segment, the "Bradesco Seguro Auto One", designed for high-value vehicles and initially offered to Bradesco Principal clients, was rolled out nationally, reinforcing the Bradesco Seguros´ premium portfolio. In May, the company started a new phase of its regional business strategy, with a road show agenda in Brazil, focused on strengthening the partnership with brokers.

Bradesco Capitalização (Capitalization) posted an expansion of 18% in revenues from partnerships and 10% in revenues from digital channels (2Q26 vs. 2Q25).

In the context of Bradsaúde, Bradesco Saúde (Health) announced, in April, the launch of the Efetivo Plus plan in the State of Paraná. With national coverage, the product serves companies of different sizes, starting at three lives, combining quality healthcare service, wide coverage and an attractive cost-benefit ratio. The company also launched Bradesco Saúde Regional Noroeste Paulista, focused mainly on the SPG segment (from 3 to 199 lives), but also available to the Empresarial segment (over 200 lives).

In May, Bradsaúde (SAUD3), Brazil´s most comprehensive healthcare ecosystem in Brazil, became part of B3´s Novo Mercado, . Upon its debut the company was included in the Corporate Sustainability Index (ISE), the Dividend Index (IDIV) and in the IBrX 100, underscoring investor confidence in its governance standards, ESG practice and long-term value creation potential.

The network of clinics Meu Doutor Novamed made available to the general public the Itapeva unit, located in the building of the Grupo Bradesco Seguros, in the Avenida Paulista region, in the State of São Paulo. It is the 40th clinic in operation, added to the 22 units open to the public and the 17 in the in-company model standing out for operating in both formats.

With regard to Atlântica D'Or, a partnership between Rede D'Or and Atlântica Hospitais e Participações, announced the implementation of a new hospital in São Conrado, in Rio de Janeiro's South Zone, with an estimated 180 beds.

In addition, Grupo Santa, in which Atlântica Hospitais have a 20% corporate share, arrived in the State of São Paulo with the inauguration of the Hospital Santa Lúcia Bauru, focused on high complexity, with more than 170 beds and a complete line of healthcare that integrates the ER and more than 40 medical specialties, as well as different areas of healthcare.

Bradesco Seguros

Insurance Net Income Statement

R$ million	2Q26	1Q26	2Q25	1H26	1H25	Variation% 2Q26 vs. 1Q26	2Q26 vs. 2Q25	1H26 vs. 1H25
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	19,691	18,652	18,099	38,343	35,253	5.6	8.8	8.8
Retained Claims	(13,276)	(12,102)	(11,781)	(25,378)	(22,853)	9.7	12.7	11.0
Capitalization Bond Draws and Redemptions	(1,285)	(1,143)	(1,647)	(2,428)	(3,167)	12.4	(22.0)	(23.3)
Commission Expenses	(1,390)	(1,325)	(1,059)	(2,715)	(2,277)	4.9	31.3	19.2
Financial Results	2,379	2,301	2,038	4,680	3,997	3.4	16.7	17.1
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**6,119**	**6,384**	**5,650**	**12,502**	**10,953**	**(4.2)**	**8.3**	**14.1**
Fee and Commission Income	543	533	489	1,076	968	1.9	11.0	11.2
Personnel Expenses	(787)	(699)	(671)	(1,486)	(1,280)	12.6	17.3	16.1
Other Administrative Expenses	(572)	(511)	(518)	(1,083)	(1,041)	11.9	10.4	4.0
Others	(653)	(1,111)	(931)	(1,764)	(1,457)	(41.2)	(29.9)	21.1
\\ Operating Income	**4,650**	**4,595**	**4,019**	**9,245**	**8,143**	**1.2**	**15.7**	**13.5**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,706)	(1,835)	(1,725)	(3,541)	(3,406)	(7.0)	(1.1)	4.0
\\ Net Income	**2,944**	**2,760**	**2,294**	**5,704**	**4,737**	**6.7**	**28.3**	**20.4**
Life and Pension Plans	1,042	1,098	989	2,140	2,028	(5.1)	5.4	5.5
Health	1,069	1,220	828	2,289	1,742	(12.4)	29.1	31.4
Capitalization Bonds	170	161	185	331	380	5.6	(8.1)	(12.9)
Property & Casualty and Others	663	281	292	944	587	-	-	60.8
\\ Selected Asset Data								
Total Assets	533,781	524,056	483,416	533,781	483,416	1.9	10.4	10.4
Securities	491,440	482,763	445,974	491,440	445,974	1.8	10.2	10.2
Technical Provisions	467,328	455,163	425,081	467,328	425,081	2.7	9.9	9.9
Shareholder's Equity (1)	50,801	49,521	42,672	50,801	42,672	2.6	19.0	19.0

(1) The shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$24.7 billion in June26 and R$23.6 billion in Mar26.

Note: In May26, the Adjusted Shareholders' Equity (ASE) of regulated companies totaled R$16.5 billion and the Minimum Capital Required (MCR) totaled R$13.9 billion. In Mar26, the ASE of regulated companies totaled R$16.0 billion and the MCR totaled R$13.7 billion.

Income from Insurance, Pension Plans and Capitalization Bonds | +14.1% vs. 1H25

Net Income and ROAE



%
21.4
22.4
24.3
21.6
22.8
R$ million
2,294
2,531
2,803
2,760
2,944
989
1,033
1,267
1,098
1,042
292
417
602
281
663
828
883
751
1,220
1,069
185
198
183
161
170
2Q25
3Q
4Q
1Q26
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quarterly

The income from Insurance, Pension Plans and Capitalization operations increased by 14.1% in the annual comparison, driven by a 12.4% increase in industrial result, reflecting the claims ratio discipline and a 17.1% increase in the financial result. This performance reinforces the business'operational robustness and consistency in earnings generation.

Performance 1H26 vs 1H25	Premiums Earned	Claims Ratio	Commission Ratio	Financial Income
Life and Pension Plans	△	▽	△	△
Health	△	▽	△	△
Capitalization Bonds	▽	-	-	△
Property & Casualty and Others	△	▽	△	△

The income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$3.5 billion in the first half of the year, an evolution of 16.5% compared to 1H25.

Bradesco Seguros

Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income

Revenue and Administrative Efficiency Ratio



%
R$ million
4.1
4.3
4.3
4.2
4.6
29,194
29,627
29,697
28,524
29,660
12,331
12,108
12,076
11,560
11,595
2,571
2,609
2,577
2,390
2,616
12,398
12,933
13,244
13,251
13,965
1,894
1,977
1,800
1,323
1,484
2Q25
3Q
4Q
1Q26
2Q
Life/PA/VGBL/PGBL/Traditional
Auto/P&C
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
R$ million
71.3
71.8
72.5
69.8
71.3
22,853
35,338
48,382
12,102
25,378
6M25
9M25
12M25
3M26
6M26
Retained Claims
Claims

Income from Insurance, Pension Plans and Capitalization Operations



R$ million
5,650
5,706
5,649
6,384
6,119
2,038
2,109
2,280
2,301
2,379
3,612
3,597
3,369
4,083
3,740
2Q25
3Q
4Q
1Q26
2Q
Financial Results
Operating Income

The income from Insurance, Pension Plans and Capitalization operations advanced 14.1% compared to 1H25, reflecting the solid performance of the industrial result (+12.4%), sustained by the stability of the claims ratio, especially in Property & Casualty and Life, combined with the strong growth of the financial result (+17.1%).

Technical Provisions and Insurance Activity Indicators

Technical Provisions

Technical provisions totaled R$467.3 billion in June 2026, with an increase of 9.9% in 12 months with emphasis on higher provisions in the "Life and Pension Plans" and "Health" segments and of 2.7% in the quarter.


R$ million
425,081
435,244
445,994
455,163
467,328
385,151
394,637
404,685
413,868
425,754
22,346
22,855
23,320
23,186
23,455
10,033
10,147
10,267
10,375
10,371
7,551
7,605
7,722
7,734
7,748
June25
Sept
Dec
Mar26
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Commission Ratio

Combined Ratio


%
84.8
84.4
85.1
82.2
85.2
94.0
94.2
97.8
94.0
94.5
93.0
90.6
89.5
90.1
92.5
50.0
51.0
50.5
56.1
54.5
2Q25
3Q
4Q
1Q26
2Q
Auto/RE
Health
Life
Total (1)

(1) Excluding additional reserves.

Claims Ratio


%
71.7
72.8
74.3
69.8
72.7
82.1
83.7
86.1
79.1
82.9
58.7
56.8
59.1
58.8
60.8
27.9
30.9
28.4
29.9
28.1
26.5
24.3
21.0
27.2
19.7
2Q25
3Q
4Q
1Q26
2Q
Auto/Optional Third-Party Liability
Health
Life/Personal Accidents
Property & Casualty
Total

Comission Ratio


%
7.5
7.3
7.6
7.5
7.5
20.1
18.5
19.1
18.4
19.3
18.2
21.5
22.6
19.2
18.6
17.2
17.5
17.5
17.8
17.7
4.0
3.9
4.4
4.1
4.3
2Q25
3Q
4Q
1Q26
2Q
Auto/Optional Third-Party Liability
Health
Life/Personal Accidents
Property & Casualty
Total

Additional Information

Number of Contracts / Clients - Bradesco Vida e Previdência

In thousand


27,645
3,213
24,432
27,571
3,222
24,349
27,673
3,193
24,480
27,645
3,205
24,440
27,357
3,193
24,164
June25
Sept
Dec
Mar26
June
Pension Plans and VGBL Participants
Insurance Contracts - Life, Personal Accidents, and Loss of Income

Number of Policyholders of Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos

In thousand


3,774
102
3,672
3,849
101
3,748
3,923
100
3,823
3,976
99
3,877
4,076
99
3,977
June25
Sept
Dec
Mar26
June
Individual Health Plans
Company Health Plans

Number of Auto/P&C Policyholders

In million


3,353
1,712
1,641
3,293
1,728
1,565
3,433
1,757
1,676
3,422
1,747
1,675
3,397
1,724
1,673
June25
Sept
Dec
Mar26
June
P&C
Auto/Optional Third-Party Liability

Number of Clients | Capitalization Bonds

In thousands


3,159
3,190
3,208
3,035
3,072
June25
Sept
Dec
Mar26
June

Basel

Total Ratio
15.5%

Tier I Ratio
12.8%

Common Equity Ratio
11.3%

Changes in the Tier I Ratio in the Quarter



%
Regulatory Limits
9,50 % Tier I
8,00 % Common Equity
12.0
1.8
10.2
Mar26
0.6
Net Income
(0.4)
Remuneration to the Shareholders
(0.2)
Prudential Adjustments / Others
(0.3)
Risk-Weighted Assets
1.1
Bradsaúde Benefit
12.8
1.5
11.3
June26
0.9
Capital Increase Proposal (1)
1.4
Additional Bradsaúde Benefit (2)
15.1
1.5
13.6
Pro forma
Common Equity
Addition Capital

(1) Proposed capital increase of up to R$10 billion; and (2) Pending approval by the regulatory authorities.

In R$ million	Basel III Prudential Conglomerate June26	Mar26	June25
\\ Calculation Basis			
Regulatory Capital	185,665	171,771	162,761
Tier I	153,331	137,988	136,588
Common Equity	134,657	117,010	116,302
Shareholders' Equity	175,230	173,549	167,312
Non-Controlling/Other	1,891	1,874	2,318
Initial Adoption 4,966 (CMN Resolution 5,199/24)	1,495	1,495	2,242
Prudential Adjustments	(43,958)	(59,909)	(55,571)
Additional Capital	18,674	20,978	20,286
Tier II	32,334	33,783	26,173
\\ Risk-Weighted Assets (RWA)	**1,193,429**	**1,152,479**	**1,048,936**
Credit Risk	1,027,578	985,898	913,713
Market Risk	28,732	29,462	22,100
Operational Risk	137,119	137,119	113,123
\\ Total Ratio	**15.5%**	**14.9%**	**15.5%**
Tier I Capital	12.8%	12.0%	13.0%
Common Equity	11.3%	10.2%	11.1%
Additional Capital	1.5%	1.8%	1.9%
Tier II Capital	2.7%	2.9%	2.5%

Guidance, Indicators & Economic Perspectives

Annual Guidance

Percentage Variations and Figures for the Year 2026

Expanded Loan Portfolio	8.5% to 10.5%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$42 bi to R$48 bi
Fee and Commission Income	3% to 5%
Operating Expenses (Personnel + Administrative + Other)	6% to 8%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 8%

Indicators

	2Q26	1Q26	2Q25	1H26	1H25
Interbank Deposit Certificate (CDI) - %	3.21	3.41	3.33	6.73	6.42
Ibovespa - %	(8.24)	16.35	6.60	6.76	15.44
USD – Commercial Rate - %	(0.82)	(5.14)	(4.97)	(5.92)	(11.87)
General Market Price Index (IGP-M) - %	3.07	0.20	(1.92)	3.27	(0.96)
Extended Consumer Price Index (IPCA) - %	1.42	1.92	0.90	3.36	2.96
Business Days (#)	61	61	61	122	122
Calendar Days (#)	91	90	91	181	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.1766	5.2194	5.4571	5.1766	5.4571
CDS 5 years (Points)	125	140	149	125	149
Selic - Base Interest Rate (% p.a.)	14.25	14.75	15.00	14.25	15.00
BM&F Fixed Rate (% p.a.)	14.11	13.99	14.69	14.11	14.69

Economic Perspectives

%	2026	2027
USD - Commercial Rate (year-end) - R$	5.00	5.20
Extended Consumer Price Index (IPCA)	5.3	4.1
General Market Price Index (IGP-M)	4.5	3.9
Selic (year-end)	13.75	11.00
Gross Domestic Product (PIB)	2.0	1.5

Additional Information

Corporate Strategy

The bank's strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions.

The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below:

- A physical bank with an adequate cost structure and aimed at serving clients;
- Efficient digital banking with humanized experience and AI;
- Operational efficiency that ensures competitiveness and returns;
- Capture of a larger share of wallet in the key segments;
- Better customer experience;
- A culture of transformers; and
- Most effective time to market.

With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions:

Business: Digital Retail; High Income; SMEs; payments and cash management; and credit cycle.

Enablers: intra-group synergies and innovation; technology and agile model; organizational structure; management model and culture; and operational efficiency.

Customer-Centric

The client is at the center of our decisions, guiding our actions by principles of ethics, integrity and commitment. For more than 80 years, we have built a relationship based in trust and proximity that is present in our digital, physical and assisted channels, with the purpose of supporting the realization of dreams and contributing to a healthier and more balanced financial life.

In this context, we continuously seek to evolve the way we engage with our clients, combining active listening, an in-depth understanding of their needs and analytical intelligence to develop solutions that are increasingly relevant, personalized and aligned with their different profiles, life stages and expectations.

The Client's Experience

As part of our customer-centric strategy, we have a dedicated client experience area that works in an integrated manner with our business and technology areas in the design and enhancement of simpler, more intuitive and more relevant journeys for current and prospective clients, both internal and external, throughout their entire relationship with the bank.

The progress achieved in the quarter reflects this commitment. Among the highlights for individuals, we implemented in the App the possibility of using Government Severance Indemnity Fund for Employees (FGTS) funds to reduce up to 80% of Real Estate Loan installments over the next 12 months, expanding financial support to clients and providing greater flexibility in managing their commitments.

With the aim of strengthening our clients' financial health, we also expanded the functionalities of the "My Finances" section in the Bradesco App. The new digital journeys offer greater visibility into spending habits and financial behavior, supporting more informed decisions and promoting financial education, transparency and value creation for clients.

Another important development was the simplification of the foreign currency cash purchase experience. The entire transaction can now be carried out through the App, in a secure and convenient manner. Following the transaction, funds may be collected at Bradesco branches or at ATMs enabled, providing greater autonomy, practicality and flexibility for international travel planning.

For corporate clients, we launched a new Credit section in the Corporate App, designed to make contracting simpler, more transparent and more efficient. The solution provides a simulator based on the desired amount, displays pre-approved limits and offers more intuitive navigation for accessing credit lines. The journey was structured with a simplified interface and feedback capture mechanisms, enabling continuous improvements based on clients' own perceptions and needs.

NPS


NPS | 2Q26 vs. 2Q25
Bank
Credit Card
Bank
Credit Card
+4 p.p.
+3 p.p.
+4 p.p.
+14 p.p.
Individuals – Digital Retail
Companies - MEI

At Bradesco, evolving means transforming client listening into concrete actions. In an increasingly dynamic, digital and competitive market, we continue to improve our journeys to deliver simpler, more intuitive and relevant experiences, strengthening the bank's trust and presence at times that matter to people.

Thus, our transformation agenda combines technology, data intelligence, agility and human proximity. The modernization of channels, the evolution of service models and the strategic use of artificial intelligence reinforce our commitment to more personalized, efficient and connected interactions to new client expectations.

This evolution goes beyond digitalization: it is how we simplify processes, reduce friction and anticipate needs. By making every journey more fluid and adherent to everyday life, we strengthen the perception of value, principality and building of long-term relationships.

We continue to advance in efficiency, infrastructure and execution capacity, fundamental pillars to sustain the competitiveness and quality of deliveries in a scenario where change is part of the routine. Each improvement reflects the commitment to build a more agile, secure and prepared bank to respond quickly to the demands of an ever more demanding market.

More than keeping up with the transformation of the financial sector, Bradesco continues to build a protagonist, responsible and value-oriented evolution. Thus, each indicator and each new delivery represent a step forward in the consolidation of a simpler, more humane and connected bank to the future, always with the client at the heart of decisions and priorities.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Our People

Diversity, Equity and Inclusion

Commitment to diversity and representativeness

79.7 thousand employees | June26

(considering employees abroad)

Brazil:

50% are women

30% are black people

36% of leadership positions are occupied by women

22% of leadership positions are occupied by black people

5% are people with disabilities

UNIBRAD | Development Solutions and Training

Education, inclusion and democratization of knowledge

+299 thousand participations in trainings in 2Q26

Main Recognitions

\\ Amazing Places to Work – FIA Employee Experience (FEEx)

\\ Diversity Index i-Diversa – B3

\\ Ethos – Recognition for Promotion of LGBTI+ Rights

\\ Blue Seals – Mercer Marsh

\\ Best Workplaces – Infojobs

\\ Merco Talento Brasil Ranking

\\ Youth Employability Brazil Award – CIEE

Sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country.

Sustainability Strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change:

Sustainable Business

Driving positive impact businesses that foster social and environmental development

Climate Agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities

Financial Citizenship

Promoting education and financial inclusion to boost socioeconomic development

Highlighted Goals and Commitments

// **Sustainable Businesses** – goal to allocate R$450 billion of sustainable portfolio to sectors and activities with socio-environmental benefits by the end of 2026

// **Decarbonization** - aligning our loan and investment portfolios for the reduction of funded emissions, reaffirming our commitment to the climate transition and the continuity of this agenda

// **100%** of our structures are supplied by **renewable energy sources**

// **We neutralize 100% of greenhouse** gas emissions generated by our operations

// **We measure carbon emissions** of 100% of our Corporate loan portfolio, with the application of the PCAF methodology, global reference for the calculation of financed emissions in the financial system

Governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board of Directors, with bimonthly meetings. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others

For more information, visit the Integrated Report 2025

Performance

Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others.

International Recognition

We have been highlighted in the Environmental Finance's ranking as one of the 10 largest global banks in number of labeled loans, including green, social, sustainable and sustainability-related operations. The ranking, based on market data, reinforces our performance in financing a low carbon economy.

Quarter Highlight

By June 2026, we reached **92.5%** of the expanded target of allocating **R$450 billion by the end of 2026** (considering the accumulated volume since 2021) aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy.

In May 2026, we were one of the selected banks in the **4th auction of the Eco Invest Brasil program**, an initiative of the National Treasury created to expand the funding of bioeconomy, sustainable tourism and green infrastructure projects in the Legal Amazon. Through blended finance mechanisms, the program seeks to attract private and international capital to drive the country's ecological transition. As a result, we are committed to structuring approximately R$1.6 billion in investments for projects that adhere to the sustainable business agenda, reinforcing Bradesco's role as a capital mobilizer agent for initiatives that combine economic development, environmental conservation and positive impact generation for society.

Digital in Figures

99% of **Transactions** are carried out through **Digital Channels**

96% are Concentrated on **Mobile** and **Internet**

46% of **Credits Released** in 2Q26 were made through **Digital Channels**

Main Highlights

Amount (R$) | 2Q26 vs. 2Q25

Mobile Individuals

- **+44%** Capitalization Bonds
- **+12%** Insurance
- **+33%** Pension Plans
- **+75%** Accounts Opening (in qty)
- **+65%** Issuing of Credit Card (in qty)

Mobile Companies

- **+124%** Opening of Accounts (in qty)
- **+122%** Issuing of Credit Card (in qty)

Bradesco App Rating | June26

	Apple	Play
Individuals	4.7 of 5	4.7 of 5
Companies & Business	4.7 of 5	4.7 of 5

NPS INDIVIDUALS APP | **+2 p.p.** q/q

BIA with GenAI

New! Bill payments, inquiries and scheduling via **BIA on WhatsApp**

Smart Pix

525 Thousand **+36%** vs. 1Q26
Accesses to the Journey

386 Thousand **+28%** vs. 1Q26
Completed Transactions

31 Thousand **+19%** vs. 1Q26
Average of Users who Accessed the Journey

Reference date: 2Q26.

For Clients

34 MM Interactions

28 MM Clients with Access

88% Resolutions

Reference date: 2Q26.

For Employees

8 MM Interactions

84% Recurring Users

67 Thousand Internal Reach

Reference date: as of Jul24 (date of implantation).

The future of your financial life starts with a conversation!

Coming soon: an increasingly intelligent BIA, able to turn your data into personalized insights, anticipate your needs and help you make the best decisions.

Bradesco Principal

The Bradesco that you already know, with the sophistication that you cannot even imagine

Value Proposition built after **listening to our clients**

The pillars that support the segment include:

- New model of specialized customer service, raising **the principality of clients**
- Portfolio of premium cards, with **benefits** and differentiated **experiences**
- **Full international offer (full bank)**, expanding the global presence and convenience
- Benefits program aligned with the **needs** and expectations of **high-income clients,** strengthening loyalty and use

This ecosystem reinforces the vision of creating a **more consultative, closer** and **more relevant** bank for those seeking **sophistication with purpose**

National Presence | June26

+400 thousand	**+70**	**45**
Clients	Offices	Cities

AuM



+18%
June25
June26

Loan Portfolio



+18%
June25
June26





Evolution in Brand Positioning

To strengthen the presence in the high-income segment, we established a strategic partnership with Rede Iguatemi in 2026, integrating exclusive benefits with Amex and brand activations at Teatro Iguatemi. As a natural evolution of this strategy, Bradesco Principal extended its visibility through a robust media campaign (pay TV, digital and out-of-home). The initiative aims to accelerate brand awareness and consolidate our positioning with potential high-value clients.

bradesco expresso



Bradesco Expresso is one of the main channels of distribution and financial inclusion of the bank, with national performance and high capillarity. The model operates the **largest network of banking correspondents in the country, expanding access to financial products and services** and contributing to the efficiency of the face-to-face service of Bradesco.

Product Portfolio

// Accounts Opening

// Debit and Credit Card Activation

// Debit and Credit Card Insurance

// Withdrawal without the Card

// Public and Private, INSS Payroll-deductible Loan

// Personal Loans

// Payment of Bank Payment Slips

// Life and Residential Insurance

// Deposits and Transfers

// Dental Insurance

and 26 other products and services!

Quarter Highlight

39.5 thousand Correspondents

Insurance Sold ▲**188%** 2Q26 vs. 2Q25

29.5 million Clients served/month

▲**20%** 2Q26 vs. 2Q25

International Operations

We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York
Banco Bradesco S.A.

Grand Cayman
Banco Bradesco S.A.

Representation Offices

Hong Kong
Banco Bradesco S.A.

Guatemala
Representaciones Administrativas Internacionales

Subsidiaries

New York
Bradesco Securities, Inc.

Miami
Bradesco Bank
Bradesco Investments Inc.
Bradesco Global Advisors Inc.

Mexico
Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg
Banco Bradesco Europa S.A.

London
Bradesco Securities UK Limited

Hong Kong
Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited

My Account

100% digital journey

Opening of **384 thousand accounts** by June26

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international digital account, for clients that can be opened directly on the Bradesco App. It offers a physical and virtual card for purchases on websites and Apps, integrated with the Google Pay digital wallet, as well as the possibility of issuing up to five additional cards.

- Customized notice advising on an optimal exchange rate quotation and panel to simulate the balance in other currencies

- Transfers between:
  - The Bradesco account and My Account account
  - My Account accounts
- Transfers from other institutions

Bradesco Bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Principal and Private segments, in addition to solutions for clients in the Corporate segment

Net Operating Revenue
△ **24%** 2Q26 vs. 2Q25

Net Income
△ **15%** 2Q26 vs. 2Q25

Assets under Custody and Management
△ **39%** June26 vs. June25

Loan Portfolio
△ **15%** June26 vs. June25

Individuals' Solutions

Banking

Full checking account for making **payments, transfers, online banking and an international debit card** for purchases and withdrawals

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process

Investments

Private Client

Investment solutions **adapted to the risk profile** of each client:

- Fixed income
- ETFs
- Investment Funds and
- Structured Operations

Principal Client

Digital platform for investments in managed portfolios for the most diverse investor profiles

Companies Solutions

Cash Management

checking account, money market and remunerated deposits

Payments

correspondent bank and international transfers

Documentary Services

collection of exports and commercial letter of credit

Corporate Credit

financing of import, export and working capital

Ágora Investimentos

Ágora, Bradesco's investment house, is an open platform that offers a complete portfolio of solutions for investors, whether they are account holders or non-account holders. With specialized advice and wide product range — including equity, fixed income, investment funds and pension plans — Ágora connects investors to the best alternatives in the market, aligned with different financial profiles and objectives.



Para você investir
Informe de rendimentos

Ágora in Figures | June26

Client Base

+23% 2Q26 vs. 2Q25

1.5 Million

Assets under Custody

+19% 2Q26 vs. 2Q25

R$140 Billion

Ágora App Rating

Apple **4.8** of 5 ★★★★★

Play **4.8** of 5 ★★★★★

Reclame Aqui Review

RA **8.6** of 10 ★★★★★★★★★☆

Specialized Assistance

With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile

Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and over 110 relevant market partners

Research & Economics Content

Reports and analyses developed by our award-winning Research and Economics team and Financial Education platform (Ágora Academy)

Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App

ÁGORA
A CASA DE INVESTIMENTOS DO BRADESCO

Be well informed about everything that happens in the market by accessing our profiles on social media.

Digio

HIGHLIGHTS 2Q26

In 2026, we maintained the focus on expanding the portfolio of collateralized loan products, as well as on the greater profitability of the other products. In 2Q26, we maintained an acceleration in the volumes, driven by the expansion of agreements in payroll-deductible loan target audience and by the maturing of the Worker's Loan offer through CTPS Digital.



Total Revenues
In R$ million
△ 22% vs. 2Q25
567
1,020
1,245
2Q24
2Q25
2Q26



Total Portfolio
In R$ billion
△ 7% vs. June25
12.2
21.5
23.0
June24
June25
June26



Unique Clients
In million
▽ 2% vs. June25
6.8
10.2
10.0
June24
June25
June26



digio
digio
É Banco.
É Digital.
É Bradesco.
digio.com.br

Service Points, Clients and Market Share

	June26	Mar26	June25
\\ Structural Information			
Customer Service Points	88,084	86,659	83,176
- Service Network	4,107	4,367	5,226
Branches [1]	1,844	1,938	2,168
Retail + Prime	1,509	1,606	1,853
Companies & Business	150	150	150
Corporate	90	87	83
Digital Platform	81	81	78
Principal Platform	14	14	4
Service Centers	1,161	1,293	1,939
Electronic Service Centers	404	430	437
Business Units [1]	698	706	682
Retail + Prime	639	658	679
Principal	59	48	3
- Banco24Horas Network	21,995	21,313	18,756
- Bradesco Expresso (Correspondent Banks)	39,216	39,250	38,954
- Bradesco Financiamentos	22,753	21,716	20,227
- Branches, Subsidiaries and Representation Office, Abroad	13	13	13
ATMs	39,070	39,462	38,232
- Onsite Network - Bradesco	11,299	12,150	13,382
- Banco24Horas Network	27,771	27,312	24,850
Employees - Total Consolidated	79,699	80,348	82,147
Employees - Insurance Group	8,300	8,148	8,116
Interns	2,442	2,326	2,431
\\ Customers - In million			
Total Customers [2]	74.1	74.3	74.0
- Account Holders	38.2	37.9	38.1
- Non-Account Holders [3]	35.9	36.4	35.9
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/D	7.2	6.0
Savings Deposits	N/D	11.7	12.2
Time Deposits	N/D	12.3	12.0
Loans	10.4	10.3	10.3
Loans - Private Institutions	17.8	17.7	17.8
Vehicles Individuals (CDC + Leasing)	11.9	11.2	10.4
Payroll-Deductible Loans	13.9	13.9	14.1
Social Security Institute (INSS)	14.5	14.8	15.0
Private Sector	7.1	6.6	9.0
Public Sector	15.3	15.2	14.0
Real Estate Financing	9.3	9.5	9.9
\ Consortia			
Real Estate	11.3 [4]	11.6	12.1
Auto	20.2 [4]	21.0	23.0
Trucks, Tractors and Agricultural Implements	16.4 [4]	17.0	15.4
\ International Division			
Export Market	14.2	13.2	15.8
Import Market	8.8	9.0	8.4
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/D	21.6	23.1
Technical provisions for insurance, pension plans and capitalization bonds	N/D	21.1	21.5
Pension Plan Investment Portfolios	21.6 [4]	21.6	21.9
\ Funds			
Investment Funds and Managed Portfolios	16.1	16.2	16.2
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	24.8	25.4	26.4
\ Leasing			
Lending Operations	39.9 [5]	39.4	35.6

(1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer's ID); **(2)** It considers the number of clients per CPF (Individual Taxpayer's ID) or CNPJ (Corporate Taxpayer's ID); **(3)** It includes clients with a relationship through consortiums, payroll-deducted loans, Digio, the Brokerage, among others; **(4)** Reference date: May26; **(5)** Reference date: Apr26; and **N/A** – Not available.

Return to Shareholders

Main Ratios

Price / Earnings Ratio [1]

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares.



7.3
7.4
7.2
7.4
6.7
June25
Sept
Dec
Mar26
June

(1) Recurring net income in 12 months.

Market Capitalization / Book Value

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.0
1.0
1.0
1.1
1.0
June25
Sept
Dec
Mar26
June

Payout / Dividends and Interest on Shareholders' Equity



R$ million
52%
79%
62%
62%
69%
10,172
11,311
11,283
14,499
7,970
12M22
12M23
12M24
12M25
1H26
Dividends/Interest on Shareholders' Equity - Gross
Gross Payout - Accumulated in the Year

Trading Daily Average Volume



R$ million
1,636
948
688
1,105
750
355
953
629
324
1,262
619
644
1,497
779
718
2022
2023
2024
2025
1H26
NYSE(1)
B3(2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Performance of Preferred Shares – BBDC4



Historical
Base 100
397
355
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
June26



In 12 Months
Base 100
124
117
June25
Sept
Dec
Mar26
June
BBDC4
Ibovespa

+17%
Performance BBDC4 in 12 months

-7%
Performance Bradesco vs. Ibovespa

Recommendation of Market Analysts Preferred Shares – BBDC4
(13 reports were analyzed in 2Q26)

9	4	-
Buy	**Hold**	**Sell**

Market Capitalization | June26
R$179.0 bi

Performance of the Bradesco Shares [1]

In R$	June26	Mar26	June25	Variation % June26 x Mar26	Variation % June26 x June25
Book Value per Common and Preferred Share	16.58	16.42	15.83	1.0	4.7
Last Trading Day Price – Common Shares	15.44	16.05	13.00	(3.8)	18.7
Last Trading Day Price – Preferred Shares	17.74	18.44	15.17	(3.8)	16.9

(1) Adjusted for corporate events during the periods.

Additional Information

IR - Investors Relations Area

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market.


bradesco
Investir em transparência: isso tem futuro.

In the second quarter of 2026:

We serve
378
institutional and
non-institutional investors

We participated in
6
events, including:

- **2** international conferences
- **2** national conferences
- **2** non-deal road show

Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's executives; and
- Our **strategic positioning** and our **operational management**, among other information.

Ratings

Moody's

	Long-term	Outlook	Short-term
Domestic Currency Counterparty	Baa3	Stable	P-3
Foreign Currency Counterparty	Baa3	Stable	P-3
Deposits - Domestic Currency	Ba1	Stable	-
Foreign Currency Deposit	Ba1	Stable	-
National Scale	AAA.br	Stable	ML A-1.br

S&P Global

	Long-term	Outlook	Short-term
Domestic Currency	BB	Stable	B
Foreign Currency	BB	Stable	B
National Scale	brAAA	Stable	brA-1+

Bradesco Bank
Moody's

	Long-term	Outlook	Short-term
Deposits - Domestic Currency	A3/Prime-2	Stable	A3/Prime-2

Additional Information

Capital Management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery and Orderly Exit Plan (PRSO), which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil's regulations on capital management activities, as well as the approved management limits.

Additional information on the PRSO and the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

Selected Information

In R$ million (unless otherwise stated)	2Q26	1Q26	4Q25	3Q25	2Q25
\\ Income Statement for the Period					
Recurring Net Income	7,050	6,811	6,516	6,205	6,067
Book Net Income	7,050	5,030	6,476	6,205	6,067
Operating Income	8,929	8,667	8,038	7,879	7,804
Net Interest Income	20,872	20,051	19,245	18,710	18,044
Client NII	20,199	19,498	19,119	18,611	17,756
Total Revenues	37,643	36,881	36,097	35,091	34,133
Expanded Loan Loss Provisions	(9,985)	(9,667)	(8,828)	(8,560)	(8,142)
Client NII Net of Provisions	10,214	9,831	10,291	10,051	9,614
Fee and Commission Income	10,486	10,373	11,084	10,592	10,307
Operational Expenses	(16,436)	(16,178)	(16,958)	(16,488)	(15,898)
Income from Insurance, Pension Plans and Capitalization Bonds	6,119	6,384	5,649	5,706	5,650
\\ Statement of Financial Position					
Total Assets	2,506,675	2,476,352	2,382,602	2,256,529	2,196,957
Expanded Loans Portfolio	1,136,640	1,089,896	1,089,230	1,034,238	1,018,426
- Individuals	479,710	473,989	466,503	451,568	442,446
- Companies	656,930	615,907	622,727	582,670	575,981
Allowance for Loan Losses (LLP)	(59,313)	(58,156)	(57,977)	(57,200)	(58,143)
Total Deposits	785,316	754,921	730,704	670,386	645,219
Shareholders' Equity	175,230	173,549	172,239	169,590	167,312
Assets under Management	3,737,737	3,679,989	3,561,649	3,416,844	3,289,911
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	2.51	2.42	2.33	2.23	2.13
Recurring Net Income per Share - R$ (1)	0.67	0.64	0.62	0.59	0.57
Book Value per Common and Preferred Share - R$ (1)	16.58	16.42	16.29	16.04	15.83
Dividends/Interest on Shareholders' Equity – Common Share (Net of Tax) (1)	0.30	0.29	0.30	0.29	0.27
Dividends/Interest on Shareholders' Equity – Preferred Share (Net of Tax) (1)	0.33	0.32	0.33	0.32	0.30
Annualized Return on Average Equity (2)	16.0	15.8	14.8	14.6	14.6
Annualized Return on Average Assets (2)	1.1	1.1	1.1	1.1	1.1
Fixed Asset Ratio	31.6	27.7	26.9	26.6	26.1
Net Dividends/Interest on Shareholders' Equity	3,313	3,262	3,284	3,223	3,051
Liquidity Coverage Ratio (LCR)	149.3	161.6	158.3	152.6	148.2
Net Stable Funding Ratio (NSFR)	120.5	122.1	122.8	121.4	121.8
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	81.1	81.7	81.6	81.1	80.8
Cost-to-Income Ratio - (in 12 month) (4)	48.4	49.2	50.0	50.7	51.2
Market Capitalization - R$ million (5)	178,997	189,619	178,678	174,078	165,724
\\ Loan Portfolio Quality (%)					
Delinquency Ratio (Overdue > 90 days / Loan Portfolio)	4.3	4.2	4.1	4.1	4.1
Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days)	152.3	161.0	166.0	168.9	177.8
Expanded Loan Portfolio Classified in Stage 1 / Expanded Loan Portfolio	88.1	88.5	89.1	88.6	88.7
Expanded Loan Portfolio Classified in Stage 2 / Expanded Loan Portfolio	4.4	4.0	3.7	3.9	3.5
Expanded Loan Portfolio Classified in Stage 3 / Expanded Loan Portfolio	7.5	7.5	7.2	7.5	7.8

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** Accrued Recurring Net Income; **(3)** In the last 12 months; **(4)** Operating Efficiency Ratio calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Tax Expenses); and **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Loan Portfolio

Portfolio Segregated by Modality

R$ million	June26	Mar26	June25	Variation % Quarter	Variation % 12 months
Individuals	464,134	458,752	430,863	1.2	7.7
Companies	369,373	354,360	321,908	4.2	14.7
\\ Loan Portfolio - Total	**833,507**	**813,112**	**752,771**	**2.5**	**10.7**
Sureties and Guarantees (1)	132,273	123,763	118,630	6.9	11.5
Other Products with a Credit Feature (2)	170,860	153,021	147,026	11.7	16.2
\\ Expanded Loan Portfolio - Total	**1,136,640**	**1,089,896**	**1,018,426**	**4.3**	**11.6**
\\ Individuals	**479,710**	**473,989**	**442,446**	**1.2**	**8.4**
\\ Companies	**656,930**	**615,907**	**575,981**	**6.7**	**14.1**
Large Corporates	389,382	361,328	345,519	7.8	12.7
Micro, Small and Medium-Sized Enterprises	267,547	254,579	230,461	5.1	16.1
			Without Exchange Variation	**4.4**	**12.2**

(1) Off-balance operations; and (2) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), FIDC (Credit Rights Investment Fund) and other products with credit characteristics.

Expanded Loan Portfolio Distribution | by Economic Sector

	June26	%	Mar26	%	June25	%
\\ Economic Sector						
Public Sector	**16,695**	**1.5**	**16,095**	**1.5**	**13,182**	**1.3**
Private Sector	**1,119,945**	**98.5**	**1,073,801**	**98.5**	**1,005,244**	**98.7**
\\ Total	**1,136,640**	**100.0**	**1,089,896**	**100.0**	**1,018,426**	**100.0**
Companies	**656,930**	**57.8**	**615,907**	**56.5**	**575,981**	**56.6**
Services	205,730	18.1	184,141	16.9	154,035	15.1
Retail	50,815	4.5	50,253	4.6	49,408	4.9
Transportation and Concession	48,869	4.3	48,090	4.4	43,208	4.2
Real estate and Construction Activities	41,328	3.6	35,454	3.3	34,348	3.4
Production and Distribution of Electricity	32,475	2.9	30,667	2.8	27,110	2.7
Wholesale	35,351	3.1	32,136	2.9	30,740	3.0
Food Products	26,216	2.3	26,942	2.5	24,721	2.4
Petrol, Derived and Aggregated Activities	15,301	1.3	15,033	1.4	13,490	1.3
Automotive	10,776	0.9	9,724	0.9	9,674	0.9
Other Sectors	190,069	16.8	183,466	16.8	189,247	18.6
Individuals	**479,710**	**42.2**	**473,989**	**43.5**	**442,446**	**43.4**

Portfolio by Debtors

Diversification strategy, with no relevant concentration.


%
21.5
16.7
10.8
6.7
1.0
21.0
16.3
10.3
6.3
0.9
20.8
15.6
9.4
5.8
0.8
20.0
14.9
8.8
5.4
0.7
20.9
15.6
8.9
5.3
0.6
June25
Sept
Dec
Mar26
June
100 Largest
10 Largest
50 Largest
Largest borrower
20 Largest

Balance Sheet

Consolidated Bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	June26	Mar26	June25	Variation % June26 x Mar26	Variation % June26 x June25
\\ Assets					
\\ Cash and Cash Equivalents	15,493	13,998	16,386	10.7	(5.5)
\\ Financial Assets at Fair Value through Profit or Loss	641,418	573,708	501,201	11.8	28.0
Securities and Other Financial Assets	602,601	544,795	479,346	10.6	25.7
Derivative Financial Instruments	38,817	28,913	21,855	34.3	77.6
\\ Financial Assets at Fair Value through Other Comprehensive Income	112,890	118,954	100,294	(5.1)	12.6
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	112,890	118,954	100,294	(5.1)	12.6
\\ Financial Assets at Amortized Cost	1,522,910	1,565,825	1,381,087	(2.7)	10.3
Interbank Investments	255,231	331,834	225,615	(23.1)	13.1
Compulsory deposits and other Deposits with the Brazilian Central Bank	122,796	125,959	121,476	(2.5)	1.1
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	308,049	286,459	285,565	7.5	7.9
Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk	670,695	653,247	595,415	2.7	12.6
Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk	8,085	7,780	6,799	3.9	18.9
Other Financial Assets	158,053	160,546	146,217	(1.6)	8.1
\\ Non-Financial Assets Held for Sale	1,985	1,474	1,443	34.7	37.6
\\ Investments in Subsidiaries, Associates and Joint Ventures	6,731	6,842	5,950	(1.6)	13.1
\\ Property and Equipment, Net	8,951	9,206	8,830	(2.8)	1.4
\\ Intangible Assets and Goodwill, Net	27,328	27,200	24,938	0.5	9.6
\\ Recoverable Taxes	31,050	13,973	13,471	-	-
\\ Deferred Taxes	113,932	120,348	116,020	(5.3)	(1.8)
\\ Other Assets	23,986	24,824	27,337	(3.4)	(12.3)
\\ Total Assets	2,506,675	2,476,352	2,196,957	1.2	14.1
\\ Liabilities					
\\ Financial Liabilities at Amortized Cost	1,726,237	1,720,569	1,473,084	0.3	17.2
Deposits from Financial Institutions	488,761	512,523	424,004	(4.6)	15.3
Customer Deposits	749,916	718,885	642,543	4.3	16.7
Debt Securities Issued	356,453	343,361	295,879	3.8	20.5
Subordinated Debt	55,018	58,626	60,254	(6.2)	(8.7)
Other Financial Liabilities	76,089	87,173	50,404	(12.7)	51.0
\\ Financial Liabilities at Fair Value through Profit or Loss	33,812	26,148	19,217	29.3	75.9
\\ Provisions for Financial Guarantees, Loan Commitments and Undisbursed Credit Facilities	2,948	2,871	3,512	2.7	(16.1)
\\ Technical Provisions for Insurance, Pension and Capitalization	467,328	455,163	425,081	2.7	9.9
\\ Other Provisions	35,007	34,554	35,721	1.3	(2.0)
\\ Current Taxes	2,099	1,674	1,862	25.4	12.7
\\ Deferred Taxes	7,275	6,445	5,674	12.9	28.2
\\ Other Liabilities	51,628	51,162	61,239	0.9	(15.7)
\\ Total Liabilities	2,326,334	2,298,586	2,025,390	1.2	14.9
\\ Equity					
\\ Equity Attributable to Controlling Shareholders	175,230	173,549	167,312	1.0	4.7
\\ Non-Controlling Interests	5,110	4,217	4,255	21.2	20.1
\\ Total Equity	180,340	177,766	171,567	1.4	5.1
\\ Total Liabilities and Equity	2,506,675	2,476,352	2,196,957	1.2	14.1

Balance Sheet

Consolidated Insurance

Below, we present the main data of the Insurance Group Balance Sheet, managed in a consolidated manner:

R$ million	June26	Mar26	June25	Variation % June26 vs. Mar26	Variation % June26 vs. June25
\\ Assets					
\\ Current and Long-Term Assets	**518,461**	**508,772**	**469,686**	**1.9**	**10.4**
Securities	491,440	482,763	445,974	1.8	10.2
Insurance Premiums Receivable	7,541	7,284	6,901	3.5	9.3
Other Credits	19,480	18,725	16,811	4.0	15.9
\\ Permanent Assets	**15,320**	**15,285**	**13,730**	**0.2**	**11.6**
\\ Total	**533,781**	**524,056**	**483,416**	**1.9**	**10.4**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**481,257**	**473,748**	**440,020**	**1.6**	**9.4**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	467,328	455,163	425,081	2.7	9.9
Tax, Civil and Labor Contingencies	3,137	3,292	3,017	(4.7)	4.0
Other obligations	10,792	15,293	11,923	(29.4)	(9.5)
\\ Non-controlling Interest	**1,723**	**787**	**723**	**-**	**-**
\\ Shareholder's Equity	**50,801**	**49,521**	**42,672**	**2.6**	**19.0**
\\ Total	**533,781**	**524,056**	**483,416**	**1.9**	**10.4**

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

In May 2026, the Adjusted Shareholders' Equity (ASE) of regulated companies was R$16.5 billion and the Minimum Capital Required (MCR) was R$13.9 billion.

Managerial x Recurring

Analytical Breakdown of Income Statement

R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
	Second Quarter of 2026			
\\ Net Interest Income	**25,310**	**(4,438)**	**-**	**20,872**
Expanded Loan Loss Provisions	(10,851)	866	-	(9,985)
\\ NII Net of Provisions	**14,459**	**(3,572)**	**-**	**10,887**
Income from Insurance, Pension Plans and Capitalization Bonds	3,740	2,379	-	6,119
Fee and Commission Income	10,448	38	-	10,486
Operating Expenses	(17,707)	1,271	-	(16,436)
Personnel Expenses	(7,219)	0	-	(7,219)
Other Administrative Expenses	(5,888)	(8)	-	(5,896)
Other Operating Income / Expenses	(4,600)	1,279	-	(3,321)
Tax Expenses	(2,296)	3	-	(2,293)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	166	-	-	166
\\ Operating Income	**8,810**	**119**	**-**	**8,929**
Non-Operating Income	(78)	91	-	13
Income Tax / Social Contribution and Non-controlling Interest	(1,681)	(211)	-	(1,892)
\\ Net Income	**7,050**	**-**	**-**	**7,050**

(1) For more information, please check note 37 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income.

BRGAAP vs. IFRS Comparative

The reconciliation of the Shareholders' Equity and Net Income, net of taxes, related to June 2026, is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	June26	1H26	1H25
\\ BRGAAP	**175,230**	**12,080**	**11,869**
Loan Loss Provisions	670	34	(334)
Insurance Contracts	1,876	118	88
Goodwill on Business Combination	5,044	88	44
Other	(1,539)	(2)	4
\\ IFRS	**181,281**	**12,318**	**11,671**
\\ IFRS vs. BRGAAP Difference	**6,051**	**238**	**(198)**

Main Adjustments

Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing".

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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Independent Auditors Report

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400 – Units Ground Floor to 801 – part,
Chácara Santo Antônio, Zip Code 04719-911, São Paulo – SP
P.O. Box 79518 – Zip Code 04707-970 – São Paulo – SP – Brazil
Phone 55 (11) 3940-1500
kpmg.com.br

Independent Assurance Report - Reasonable Assurance

To
Board of Directors of
Banco Bradesco S.A.
Osasco – SP

Independent Reasonable Assurance Report for Banco Bradesco S.A. on the Process of Compilation and Presentation of the Consolidated Supplementary Financial Information Included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bradesco" or "Bank") for the preparation of a report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for the period ended June 30, 2026, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based on the information referred to in the paragraph "Criteria for preparation of the consolidated supplementary financial information" attached to this report, adequately presented.

Responsibilities of Bradesco´s Management

Bradesco´s Management is responsible for the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report, necessary to enable it to comply with the criteria for preparation of the consolidated supplementary financial information described below, and for the other information contained in this report, as well as for design, implementation and maintenance of relevant internal control that it has determined as necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities

Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to prepare a report on them in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information" paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian quality management standard (NBC PA 01), which requires KPMG to plan, implement, and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Code of Ethics for Professional Accountants and professional standards (including independence standards) based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compilation and presentation of the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to the process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the process of compilation and presentation of the consolidated supplementary financial information. Our work also included: the evaluation of the adequacy of the compilation and presentation of the consolidated supplementary financial information, the adequacy of the criteria used by Bradesco in the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report to the circumstances of our work, the evaluation of the adequacy of the process of compilation and presentation of the consolidated supplementary financial information, the reasonableness of the estimates made by Bradesco, and the evaluation of the overall presentation of the Economic and Financial Analysis Report. Reasonable assurance is less than an absolute assurance.

Criteria for the Preparation of the Consolidated Supplementary Financial Information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for the period ended June 30, 2026, was compiled by Bradesco's Management based on the consolidated financial statements as of June 30, 2026, on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 37 of such consolidated financial statements, for the purpose of additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the consolidated supplementary financial information".

São Paulo, July 29, 2026.

KPMG Auditores Independentes Ltda.
CRC 2SP-014428/O-6

Original report in Portuguese signed by
André Dala Pola
Accountant CRC 1SP214007/O-2

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Financial Statements 1H26

Dear Shareholders,

We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2026. We follow all of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

Economic Comment

Brazilian economic activity continued to experience moderation in the first half of 2026. The GDP of the first quarter grew slightly above forecast, but this result was led mainly by segments less connected to the economic cycle, such as the extractive industry. The resilience of the labor market and specific factors such as government credit stimulus programs and exemption from income tax sustained household consumption, partially compensating for the effects of the restrictive monetary policy. We projected a growth of 2.0% in 2026, lower than the 2.3% observed in 2025.

In the context of monetary policy, the Central Bank of Brazil continued the Selic calibration cycle, which ended the semester at 14.25%, highlighting bullish asymmetric risks for inflation associated with the Middle East conflict and climate factors and signaling a cautious stance over the second half.

With regard to the international scenario, negotiations between the parties involved in the Middle East conflict signal the possibility of reopening the Strait of Hormuz, which would contribute to some normalization of oil prices, even if it is subject to the risk of setbacks in negotiations. The external scenario remains marked by uncertainty, with additional attention required regarding the conduct of the monetary policy in the United States and Europe.

Highlights 2Q26

In April 2026, the incorporation of the shares issued by Bradesco Gestão de Saúde S.A. ("BGS" - Health Management) was approved and consummated by Bradsaúde ("Incorporation of Shares"), with confirmation of the previously established exchange relationship, without adjustments. With the consummation of the incorporation of shares, BGS became a wholly owned subsidiary of Bradsaúde, and Bradesco's stake in the capital share of Bradsaúde became 91.35% of the total and voting capital (without taking into account any exercise of the right of withdrawal by dissident shareholders of Bradsaúde, whose deadline ended on May 7, 2026).

In May 2026, Bradesco published the Integrated and ESG Reports for 2025, also filing them with the CVM. Together, the documents share relevant aspects of Bradesco, including information on governance, strategy, the risk management model and opportunities, as well as the main financial results achieved in the fiscal year and performance in environmental, social and climate indicators.

In addition, Banco Bradesco S.A. approved the proposal of the Company's Board of Directors, in June 2026, to pay interest on complementary equity, in the total amount of R$3.5 billion, R$0.315359035 per common share and R$0.346894939 per preferred share.

Highlighted Information
1H26

BOOK NET INCOME

R$12.1 bi

EARNINGS PER SHARE
R$1.09 common
R$1.20 preferred

ROAE
13.9%

BOOK VALUE PER SHARE
R$16.58

MARKET VALUE
R$179.0 bi

TIER I CAPITAL
12.8%

SHAREHOLDERS' EQUITY [(1)]

R$175.2 bi

INTEREST ON SHAREHOLDERS' EQUITY R$8.0 bi (gross) | *Payout* 69% (gross)

EXPANDED LOAN PORTFOLIO
(Jun26 vs. Jun25)

R$1,136.6 bi (+11.6%)

INDIVIDUALS: **R$479.7 bi** (+8.4%)

COMPANIES: **R$656.9 bi** (+14.1%)

TECHINICAL PROVISIONS
(Jun26 vs. Jun25)

R$467.3 bi (+9.9%)

Life and Pension Plans: **R$425.8 bi** (+10.5%)

Insurance: **R$31.1 bi** (+4.4%)

Capitalization Bonds: **R$10.4bi** (+3.4%)

ALLOWANCE FOR EXPANDED LOANS
(Jun26 vs. Jun25)

R$59.3 bi (+2.0%)

TOTAL DEPOSITS
(Jun26 vs. Jun25)

R$782.5 bi (+21.9%)

SECURITIES
(Jun26 vs. Jun25)

R$963.8 bi (+19.0%)

FVPL: **R$543.0 bi** (+26.6%)

FVOCI: **R$112.7 bi** (+18.4%)

Amortized Cost: **R$308.0 bi** (+7.9%)

(1) Equity attributable to shareholders of the parent.

Technology and Innovation

In the second quarter of 2026, technology played a key role in the execution of Bradesco's transformation, driving the AI Empowered Banking strategy, increasing operational efficiency, accelerating innovation and strengthening the business generation capacity. The evolution of the Agile@Scale model expanded the integration between business and technology further expanding the client's gaze and reducing the development lead time by 48% compared to 2024. This advance increases the speed of opportunity capture, reduces the time of implementation of strategic initiatives and enhances the continuous evolution of customer experience.

The AI Empowered strategy continues to drive productivity gains and scale. The corporate AI platform (Bridge) has exceeded 800 use cases distributed across more than 160 projects. This increasing adoption contributes to increased efficiency, strengthening the Bank's execution capacity and new solutions for clients.

And, in this context, in customer relationship journeys, AI-based solutions have expanded customization and responsiveness. BIA Clientes already has a 90% resolution rate of its interactions through artificial intelligence. In WhatsApp, the platform reached approximately 4 million users, maintaining resolution rates close to 88%, reinforcing the efficiency of digital channels and contributing to a more fluid and convenient experience.

In the internal environment, the use of AI tools includes software development, test automation and risk assessment in the development. BIA Tech supports all developers, generating almost a 70% efficiency in writing stories and codes, and automating risk tests and assessments. The Bia Tech AgentiX platform has more than 60 Tech4Tech agents, expanding the ability to execute demands of greater complexity.

WhatsApp has been gaining ground as an official channel for the distribution of products and services. We have implemented the sale of end-to-end credit cards through the platform with biometric validation, as well as a self-service credit recovery journey via Blip partner for agile renegotiation. The channel also started focusing on Pix transactions, payments and scheduling of bank payment slips, in addition to enabling clients to check the balance in other banks via Open Finance and sending proactive notifications of card tracking.

Simultaneously, we launched the Bradesco Shop channel to boost exclusive offers. On business platforms, the Turbo system for vehicle financing reached an 80% adoption among correspondents, with new cross-selling processes that increased the penetration of Loan Protection Insurance and Auto Insurance, leveraging our position in this segment.

In applications, we prioritized autonomy, security and fluidity. For Individuals, the real estate loan journey allows clients to pay off installments with FGTS completely online. The app was revitalized in the purchase of foreign currency in kind, margin consultation for payroll-deductible loan and debit card registration in the Samsung Wallet. At the forefront of investments, clients have real-time rate simulation and simplified opening of an account at the broker with the Ágora One Click Journey. For the corporate clients, the Empresas e Negócios App opened an exclusive investment area, while the Open Cash Hub integrated the business receipt and payment journeys.

Sustaining this pace requires strong investment in training talents. The technological community of the bank has more than 10 thousand professionals, which with Tech Academy, have thousands of hours of training.

In recognition of the consistency of its technological strategy and innovation capacity, the Bank has been featured in international awards, including recognition as the Best Bank for Technology by The Banker magazine, as well as awards related to the use of Blockchain and Open Finance in financial solutions.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have twelve Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have twenty-six Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

People, Culture & Performance

Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life.

Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences.

At the end of the period, the Organization had 79,699 employees, 67,954 of Banco Bradesco, 10,885 from Affiliated companies and 860 from foreign companies.

For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br.

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that consistent performance in governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders.

Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

We remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, keeping a close eye on associated risks and opportunities.

By June 2026, we reached 92.5% of the expanded target of allocating R$450 billion by the end of 2026 aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy.

By June 2026, we reached 92.5% of the expanded target of allocating R$450 billion by the end of 2026 (considering the accumulated volume since 2021) aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy.

In May 2026, we were one of the selected banks in the 4th auction of the Eco Invest Brasil program, an initiative of the National Treasury created to expand the funding of bioeconomy, sustainable tourism and green infrastructure projects in the Legal Amazon. Through blended finance mechanisms, the program seeks to attract private and international capital to drive the country's ecological transition. As a result, we are committed to structuring approximately R$1.6 billion in investments for projects that adhere to the sustainable business agenda, reinforcing Bradesco's role as a capital mobilizer agent for initiatives that combine economic development, environmental conservation and positive impact generation for society.

We have been highlighted in the Environmental Finance's ranking as one of the 10 largest global banks in number of labeled loans, including green, social, sustainable and sustainability-related operations. The ranking, based on market data, reinforces our performance in financing a low carbon economy.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br / bradescosustentabilidade.com.br.

Corporate Governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of three effective members, elected by controlling shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society.

Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section).

Internal Audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.9% of Ibovespa as of June 30, 2026. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

Risk Management

Risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation, Artificial Intelligence and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent Evaluation of Models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization.

Compliance, Integrity, Ethics and Competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws, regulations and self-regulatory standards, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent Audit

Em conformidade com o disposto na Resolução da Comissão de Valores Mobiliários (CVM) nº 162/22, a Organização Bradesco possui política de contratação de auditoria independente com diretrizes alinhadas as legislações e as regulamentações aplicáveis.

A Organização Bradesco contratou serviços da KPMG Auditores Independentes Ltda., não relacionados à auditoria das Demonstrações Financeiras Consolidadas. Estes serviços de não auditoria não configuram conflito de interesse e nem perda da independência na execução dos trabalhos de auditoria das Demonstrações Financeiras, de acordo com as políticas internas da Organização, assim como, com as regras de independência do auditor. As informações relacionadas aos honorários da empresa de auditoria são disponibilizadas anualmente em nosso Formulário de Referência.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$1.6 billion

Investment forecast for 2026

R$1.3 billion are allocated for Activity Expenses.

R$328 million are for Investments in infrastructure and Educational Technology.

These investments will enable:

SCHOOL NETWORK

Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

More than 2.0 million users will be enrolled in at least one of the free crash courses available on the portal.

Recognitions 2Q26

- For the 14th consecutive year, Ouvidoria Bradesco (Ombudsman) was recognized in the Prêmio Ouvidoria Brasil (Brazilian Ombudsman Award), promoted by Abrarec, with emphasis on performance.
- Bradesco became a world leader after receiving the highest recognition, Best Bank for Technology - Global, as well as other important trophies, such as Best Bank for Technology - Latin America and first place in the AI & Machine Learning and Mobile categories, by The Banker magazine.
- Bradesco came first in the Access Award for Adolescents and Youth for the Employment Market, by the TEA program.
- Bradesco was recognized at the Cannes International Creativity Festival 2026 with Dancebook Brasil, the project conquered Gold in Design (Books) and Bronze in Industry Craft, consolidating itself among the Brazilian highlights of this edition of the event.
- For the 7th consecutive year, Bradesco, is among the highlights of the Best Workplaces award, promoted by Infojobs, occupying the top 5 in the Financial Institution category.
- Bradesco was recognized by Anetec as the Best Host for Corporate University 2025.

Acknowledgements

The results achieved in the semester reinforce the consistency of the Bradesco Organization's strategy and its ability to generate value sustainably, following the evolution and needs of the market. They also reflect the ongoing commitment to innovation and excellence in service that we have built throughout our history. However, none of this would be possible without the trust of our shareholders and clients, who inspire us daily to evolve. Likewise, the commitment, dedication and competence of our employees and other associates are fundamental in the delivery of solid numbers and in the construction of an increasingly strong and future-ready Bank. We extend our deepest appreciation to everyone who has contributed to this remarkable journey.

Thank you all.

Cidade de Deus, July 29, 2026

Board of Directors and Board of Executive Officers

			R$ thousands
	Note	On June 30, 2026	On December 31, 2025
Assets			
Cash and due from banks	5	15,372,519	15,351,748
Financial assets measured at fair value through profit or loss		579,651,744	547,913,136
- Securities and other financial assets	6a	543,034,953	526,937,396
- Derivative financial instruments	7b	36,616,791	20,975,740
Financial assets measured at fair value through other comprehensive income	8	112,713,740	109,952,563
- Securities, net of expected credit losses associated with credit risk	8a	112,713,740	109,952,563
Financial assets at amortized cost		1,511,280,575	1,441,634,500
- Securities, net of expected credit losses associated with credit risk	9	308,005,764	290,462,558
- Interbank investments	10	255,213,538	235,485,054
- Compulsory and other deposits with the Brazilian Central Bank	11	121,344,469	121,679,449
- Loans net of losses associated with credit risk	12	659,083,141	627,852,869
- Leases net of expected credit losses associated with credit risk	12	8,085,531	7,520,084
- Other financial assets	13	159,548,132	158,634,486
Non-current assets held for sale and discontinued operations	14	2,527,565	1,612,862
Investments in affiliates and jointly controlled entities	15	14,719,915	13,348,433
Property and equipment	16	8,547,051	8,626,609
Intangible assets and goodwill, net of amortization	17	21,661,809	20,668,922
Current income and other tax assets		29,795,477	12,779,690
Deferred income tax assets	36b	112,739,647	118,702,047
Other assets	18	22,599,407	16,137,253
Total assets		2,431,609,449	2,306,727,763

Liabilities			
Financial liabilities at amortized cost		1,656,185,562	1,585,281,245
- Deposits from banks	19	434,454,710	427,099,494
- Deposits from customers	20	746,926,753	721,274,151
- Securities issued	21	334,633,911	306,260,682
- Subordinated debt	22	55,017,974	54,714,526
- Other financial liabilities	23	85,152,214	75,932,392
Financial liabilities measured at fair value through profit or loss	6b and 7b	33,659,437	18,562,103
Other financial instruments with credit risk exposure	39c	2,946,355	3,056,120
- Loan commitments and credits to be released		1,594,914	1,775,512
- Financial guarantees		1,351,441	1,280,608
Technical provisions for insurance, pension plans and capitalization bonds	24	467,328,481	445,994,253
Other provisions	24b	33,974,909	35,460,514
Current income tax liabilities		1,844,070	2,003,486
Deferred income tax	36d	7,206,270	5,450,471
Other liabilities	26	51,516,822	37,884,970
Total liabilities		2,254,661,906	2,133,693,162
Equity			
Capital		93,770,000	87,100,000
Treasury shares	27e	(288,591)	(168,625)
Capital reserves		11,441	11,441
Profit reserves	27c	88,505,105	91,064,887
Accumulated other comprehensive income/(loss)		(6,767,628)	(5,768,664)
Equity attributable to shareholders of the parent		175,230,327	172,239,039
Non-controlling interests	28	1,717,216	795,562
Total equity		176,947,543	173,034,601
Total equity and liabilities		2,431,609,449	2,306,727,763

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousands	
		Six-month period ended June 30	
		2026	2025
Revenue from financial intermediation		**135,429,751**	**107,713,575**
- Loans and leases		70,886,520	59,142,948
- Net gain or (loss) with securities and interbank investments	7f III	46,900,750	38,695,066
- Net gain or (loss) from derivative financial instruments	7e	2,251,470	391,931
- Financial income from insurance, pension plans and capitalization bonds		3,577,313	3,914,386
- Result of foreign currency operations		5,155,979	(1,446,661)
- Compulsory deposits with the Brazilian Central Bank	11b	6,374,434	5,471,643
- Gain or (loss) on sale or transfer of financial assets		283,285	1,544,262
Expenses from financial intermediation		**(85,488,418)**	**(63,501,661)**
- Retail and professional market funding	19e	(79,321,698)	(60,150,550)
- Borrowing and on-lending	19d	(6,166,720)	(3,351,111)
Net revenue from financial intermediation		**49,941,333**	**44,211,914**
Expected Losses on Financial Assets	**12**	**(20,994,616)**	**(17,123,425)**
Gross Income from Financial Intermediation Net of Expected Losses		**28,946,717**	**27,088,489**
Other operating income/(expenses)		**(14,173,267)**	**(16,212,345)**
- Fee and commission income	29	15,798,282	15,039,489
- Other income from insurance, pension plans and capitalization bonds	24a III	7,825,240	6,956,185
- Personnel expenses	30	(13,422,007)	(12,845,473)
- Administrative Expenses	31	(11,156,420)	(10,723,593)
- Tax expenses	32	(4,356,865)	(4,154,173)
- Share of profit (loss) of associates and jointly controlled entities	15a	982,545	882,278
- Other operating income	33	5,391,666	5,232,428
- Operating expenses	34	(12,661,125)	(11,406,632)
Tax, Civil and Labor Provisions and Others	25	(2,574,583)	(5,192,854)
Operating profit		**14,773,450**	**10,876,144**
Non-operating income/(expense)	**35**	**27,795**	**(90,001)**
Income before income tax and non-controlling interests		**14,801,245**	**10,786,143**
- Income tax and social contribution	36	(2,562,615)	1,226,151
- Non-controlling shareholders		(158,566)	(143,377)
Net income		**12,080,064**	**11,868,917**
Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share):			
– Earnings per common share	27e i	1.09	1.07
– Earnings per preferred share (non-subordinated)	27e i	1.20	1.18

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Net income	**12,080,064**	**11,868,917**
Non-controlling interests	158,566	143,377
Net income attributable to shareholders of the parent and non-controlling interest	**12,238,630**	**12,012,294**
Items that may be subsequently reclassified to the income statement	**(891,239)**	**341,342**
Financial assets measured at fair value through other comprehensive income	(1,302,259)	572,442
Bradesco and subsidiaries	(2,233,700)	1,307,179
Associates and jointly controlled entities	(145,893)	(263,602)
Tax effect	1,077,334	(471,135)
Hedge Operations	554,827	16,904
Cash flow hedge	730,390	(436,114)
Hedge of investment abroad	282,158	489,917
Tax effect	(457,721)	(36,899)
Adjustment for conversion of a foreign subsidiary	(143,807)	(248,004)
Items that cannot be reclassified to the income statement	**(107,725)**	**476,422**
Financial assets measured at fair value through other comprehensive income	(107,733)	477,165
Bradesco and subsidiaries	**(170,578)**	747,960
Tax effect	**62,845**	(270,795)
Remeasurement of defined benefit liability (asset)	8	(743)
Total other comprehensive income/(loss)	**(998,964)**	**817,764**
Total comprehensive income	**11,239,666**	**12,830,058**
Attributable to shareholders:		
Shareholders of the parent	11,081,100	12,686,681
Non-controlling interests	158,566	143,377

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Accumulated other comprehensive income/(loss)	Treasury shares	Accumulated profits/losses	Equity attributable to shareholders of the parent	Equity attributable to non-controlling shareholders	Total
		Share premium	Legal	Statutory						
Balance on December 31, 2024	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(11,008,993)**	**(568,728)**	**-**	**160,486,709**	**794,924**	**161,281,633**
Adoption of Resolutions 4.966/21 and 4.975/21	-	-	-	-	4,520,427	-	(3,315,194)	1,205,233	-	1,205,233
Balance on January 1, 2025	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(6,488,566)**	**(568,728)**	**(3,315,194)**	**161,691,942**	**794,924**	**162,486,866**
Cancellation of treasury shares	-	-	-	(622,724)	-	622,724	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	(222,621)	-	(222,621)	-	(222,621)
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	(188,012)	(188,012)
Asset valuation adjustments (1)	-	-	-	-	817,764	-	-	817,764	-	817,764
Net income	-	-	-	-	-	-	11,868,917	11,868,917	143,377	12,012,294
Allocations:										
- Reserves	-	-	593,446	4,431,432	-	-	(5,024,878)	-	-	-
- Interest on equity	-	-	-	-	-	-	(6,844,039)	(6,844,039)	-	(6,844,039)
Balance on June 30, 2025	**87,100,000**	**11,441**	**14,888,424**	**74,466,719**	**(5,670,802)**	**(168,625)**	**(3,315,194)**	**167,311,963**	**750,289**	**168,062,252**
Balance on December 31, 2025	**87,100,000**	**11,441**	**15,356,673**	**75,708,214**	**(5,768,664)**	**(168,625)**	**-**	**172,239,039**	**795,562**	**173,034,601**
Capital increase with reserves	6,670,000	-	(6,670,000)	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	(119,966)	-	(119,966)	-	(119,966)
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	763,088	763,088
Asset valuation adjustments (1)	-	-	-	-	(998,964)	-	-	(998,964)	-	(998,964)
Net income	-	-	-	-	-	-	12,080,064	12,080,064	158,566	12,238,630
Allocations:								-		
- Reserves	-	-	604,003	3,506,215	-	-	(4,110,218)	-	-	-
- Interest on equity	-	-	-	-	-	-	(7,969,846)	(7,969,846)	-	(7,969,846)
Balance on June 30, 2026	**93,770,000**	**11,441**	**9,290,676**	**79,214,429**	**(6,767,628)**	**(288,591)**	**-**	**175,230,327**	**1,717,216**	**176,947,543**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Cash flows from operating activities:		
Income before income taxes and non-controlling interests	**14,801,245**	**10,786,143**
Adjustments for:	**51,222,119**	**50,559,727**
- Expected credit loss associated with credit risk	20,994,616	17,123,425
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	25,170,569	28,232,670
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	2,943,046	5,733,035
– Depreciation and amortization	3,755,181	3,800,872
- Share of profit (loss) of associates and jointly controlled entities	(982,545)	(882,278)
- (Gain)/loss on sale of non-financial assets held for sale	(89,591)	(124,094)
- Gains/(losses) on the sales of Premises and equipment	4,847	98,611
- (Gain)/loss on sale of investments	(393)	(51,709)
- Foreign exchange variation of assets and liabilities overseas and Other	(693,284)	(3,543,490)
- Effect of changes in foreign exchange rates on cash and cash equivalents	119,673	172,685
(Increase) in assets	**(78,106,522)**	**(83,467,299)**
- Compulsory deposits with the Brazilian Central Bank	1,734,979	367,209
- Interbank investments	9,640,711	(2,956,427)
- Loans and leases	(52,640,767)	(47,314,495)
- Financial assets measured at fair value through profit or loss	(17,959,246)	(70,735,429)
- Deferred income tax assets	6,220,765	687,046
- Other financial assets	(1,426,817)	37,482,434
- Other assets	(23,676,147)	(997,637)
(Increase)/Decrease in liabilities	**45,622,350**	**(14,400,691)**
- Deposits and other financial liabilities	42,726,919	(14,093,662)
- Deferred income tax assets	(1,065,181)	(3,351,095)
- Other provisions	(8,265,416)	(8,826,057)
- Other liabilities	23,602,589	16,391,221
Income tax and social contribution paid	(11,376,561)	(4,521,098)
Net cash provided by/(used in) operating activities	**33,539,192**	**(36,522,120)**
Cash flows from investing activities:		
Acquisition of financial assets at fair value through other comprehensive income	(60,304,373)	(23,018,893)
Disposal, maturities, and interest of financial assets at fair value through other comprehensive income	64,052,351	60,867,537
Maturities and interest on financial assets at amortized cost	77,512,008	77,555,065
Acquisition of financial assets at amortized cost	(78,309,019)	(57,384,217)
Proceeds from sale of non-financial assets held for sale	832,501	397,716
Investment acquisitions	(931,179)	(2,721,828)
Dividends and interest on shareholders' equity received	360,471	282,987
Purchase of premises and equipment	(1,278,927)	(2,815,318)
Proceeds from sale of property and equipment	218,470	451,949
Intangible asset acquisitions	(3,619,215)	(2,636,299)
Net cash provided by/(used in) investing activities	**(1,466,912)**	**50,978,699**
Cash flows from financing activities:		
Funds from securities issued	61,731,914	68,141,958
Settlement and interest payments of securities issued	(52,868,831)	(59,028,326)
Settlement and interest payments of subordinated debts	(3,964,522)	(1,364,022)
Lease payments	(499,279)	(742,617)
Non-controlling shareholders	763,088	(188,012)
Interest on Shareholders' Equity/Dividends paid	(6,205,046)	(6,074,668)
Acquisition of treasury shares	(119,966)	(222,621)
Net cash provided by/(used in) financing activities	**(1,162,642)**	**521,692**
Net increase/(decrease) in cash and cash equivalents	**30,909,638**	**14,978,271**
Cash and cash equivalents - at the beginning of the period	193,516,834	208,023,801
Effect of changes in foreign exchange rates on cash and cash equivalents	(119,673)	(172,685)
Cash and cash equivalents - at the end of the period	224,306,799	222,829,387
Net increase/(decrease) in cash and cash equivalents	**30,909,638**	**14,978,271**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands			
	Six-month period ended June 30			
	2026	%	2025	%
1 – Revenue	**129,348,205**	**396.4**	**102,238,240**	**367.3**
1.1) Financial intermediation	**135,429,751**	**415.1**	**107,713,575**	**386.9**
1.2) Fees and commissions	**15,798,282**	**48.4**	**15,039,489**	**54.0**
1.3) Expected credit loss associated with credit risk	**(20,994,616)**	**(64.3)**	**(17,123,425)**	**(61.5)**
1.4) Other	**(885,212)**	**(2.7)**	**(3,391,399)**	**(12.2)**
2 – Financial intermediation expenses	**(85,488,418)**	**(262.0)**	**(63,501,661)**	**(228.1)**
3 – Inputs acquired from third parties	**(8,457,534)**	**(25.9)**	**(7,981,161)**	**(28.7)**
Outsourced services	(2,362,185)	(7.2)	(2,490,258)	(8.9)
Data processing	(1,847,550)	(5.7)	(1,281,410)	(4.6)
Communication	(327,952)	(1.0)	(327,402)	(1.2)
Asset maintenance	(542,203)	(1.7)	(653,062)	(2.3)
Financial system services	(806,518)	(2.5)	(806,994)	(2.9)
Advertising and marketing	(720,914)	(2.2)	(585,608)	(2.1)
Security and surveillance	(222,220)	(0.7)	(241,780)	(0.9)
Transport	(284,929)	(0.9)	(313,755)	(1.1)
Material, water, electricity and gas	(200,723)	(0.6)	(210,696)	(0.8)
Travel	(118,086)	(0.4)	(93,026)	(0.3)
Other	(1,024,254)	(3.1)	(977,170)	(3.5)
4 – Gross added value (1-2-3)	**35,402,253**	**108.5**	**30,755,418**	**110.5**
5 – Depreciation and amortization	**(3,755,181)**	**(11.5)**	**(3,800,872)**	**(13.7)**
6 – Net added value produced by the entity (4-5)	**31,647,072**	**97.0**	**26,954,546**	**96.8**
7 – Added value received through transfer	**982,545**	**3.0**	**882,278**	**3.2**
Share of profit (loss) of associates and jointly controlled companies	982,545	3.0	882,278	3.2
8 – Added value to distribute (6+7)	**32,629,617**	**100.0**	**27,836,824**	**100.0**
9 - Added Value Distributed	**32,629,617**	**100.0**	**27,836,824**	**100.0**
9.1) Personnel	**11,746,270**	**36.0**	**11,132,737**	**40.0**
Salaries	7,337,813	22.5	6,749,017	24.2
Benefits	2,610,766	8.0	2,714,106	9.8
Government Severance Indemnity Fund for Employees (FGTS)	545,662	1.7	581,215	2.1
Other	1,252,029	3.8	1,088,399	3.9
9.2) Tax, fees and contributions	**8,595,217**	**26.3**	**4,640,758**	**16.7**
Federal	7,919,638	24.3	4,324,376	15.5
State	1,119	-	401	-
Municipal	674,460	2.1	315,981	1.1
9.3) Remuneration for providers of capital	**49,500**	**0.2**	**51,035**	**0.2**
Rental	49,500	0.2	51,035	0.2
9.4) Added Value distributed to shareholders	**12,238,630**	**37.5**	**12,012,294**	**43.2**
Interest on shareholders' equity	7,969,846	24.4	6,844,039	24.6
Retained earnings	4,110,218	12.6	5,024,878	18.1
Non-controlling shareholders	158,566	0.5	143,377	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group" or the "Organization") is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) SIGNIFICANT ACCOUNTING POLICIES

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 15) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 17a).

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

These consolidated financial statements and selected accompanying notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least,

the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on July 29, 2026.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Credit Card	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	100.00%	61.56%	100.00%	61.56%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - Mexico	Credit Card	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Bradsaúde S.A. (5)	São Paulo - Brazil	Insurance/health	91.35%	53.54%	91.35%	53.54%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Investment Funds (6)						
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI União	São Paulo - Brazil	Investment Fund	94.49%	92.86%	94.49%	92.86%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI Referenciado DI Galáxia	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Multigestores CRPR Prev PGBL/VGBL FIC FIM	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2026, there was a capital increase through the issuance of shares. In April 2026, all shares of this company were acquired;
(2) Brazilian real is the fuctional currency of these overseas companies;
(3) Mexican Peso is the fuctional currency of these overseas companies;
(4) US Dollar is the fuctional currency of these overseas companies;
(5) Name change from Odontoprev to Bradsaude due to the healthcare business reestructuration in April 2026 (Note 40g); and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The consolidated financial statements have been prepared, in all material respects, using principles, methods and accounting criteria consistent with those adopted in the annual financial statements for the year ended December 31, 2025.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2026

On November 16, 2022, Law No. 14,467 was enacted, established new rules for deductibility, in the calculation bases of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), of credit losses arising from the activities of financial institutions, with effect from January 1, 2025.

Subsequently, on December 27, 2024, Law No. 15,078 was published, which established that losses related to defaulted credits on December 31, 2024, which had not been deducted by that date, must comply with a new deduction criterion. Said law also prohibited the deduction, in the 2025 financial year, of losses incurred that exceed the real profit calculated in the respective period.

Both losses existing in inventory on December 31, 2024, and those calculated in the year 2025 and not deducted due to the aforementioned limitation, may only be excluded from the IRPJ and CSLL calculation basis in installments, at the rate of 1/84 (one eighty-fourths) or 1/120 (one hundred and twentyths) per calendar month, as applicable, from January 2026.

Based on Law No. 14,467/22 and with the changes promoted by Law No. 15,078/2024, as well as RFB Normative Instruction No. 2,201/24, Bradesco opted to apply the deduction criterion at the rate of 1/120 (one hundred and twentyths) for each month of the calculation period, under the terms of §1 of art. 6th of Law No. 14,467, from January 2026.

In 2024, CMN Resolution No. 5,185 and BCB Resolution No. 435 were issued, establishing the requirement for institutions to prepare a Sustainability-Related Financial Information Report, beginning with the 2026 fiscal year, based on the technical pronouncements issued by the Brazilian Sustainability Pronouncements Committee (CBPS). In the first year of application, the Report must be disclosed within 180 days following the reporting date. In subsequent years, it must be disclosed as an integral part of the financial statements.

b) Standards, amendments and interpretations of standards applicable in future periods

In 2023, CMN Resolutions No. 5,100 and BCB No. 352 were issued, complementary rules to CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027.

In 2024, CMN Resolutions No. 5,146 and BCB No. 397 were issued, complementary rules to CMN Resolution 4,966/21, which allowed until December 31, 2026 the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows.

In September 2025, were issued Resolutions CMN No. 5,252 and BCB No. 513, which establishes the accounting concepts and criteria for measuring, recognizing, derecognizing, and disclosing sustainability assets and liabilities. The standards comes into effect on January 1, 2027.

In February 2026, CMN Resolutions No. 5,281 and BCB No. 550 were issued, which establish the criteria to be observed in the recognition, measurement and accounting disclosure of virtual assets. The standards comes into force from January 2027.

The Bank has been analyzing the application of these standards and the possible impacts resulting from their adoption are being assessed and will be concluded by the date the standards come into force.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these condensed consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2025.

5) CASH AND CASH EQUIVALENTS

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Cash and due from banks in domestic currency	12,383,318	12,518,263
Cash and due from banks in foreign currency	2,989,201	2,833,485
Total cash and due from banks	**15,372,519**	**15,351,748**
Discretionary deposits at the Central Bank	11,699,999	10,300,000
Reverse repurchase agreements (1)	197,234,281	167,865,086
Total cash and cash equivalents	**224,306,799**	**193,516,834**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

Securities										R$ thousands
	On June 30, 2026								On December 31, 2025	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Fair Value	Amortized cost	Net change in fair value	Fair Value	Net change in fair value
- Financial	**40,282,362**	**19,150,000**	**4,292,563**	**75,728,696**	**40,161,789**	**179,615,410**	**181,064,212**	**(1,448,802)**	**172,917,906**	**(357,386)**
National treasury bills	39,680,952	2,505,884	13,926	5,758,645	-	47,959,407	47,989,036	(29,629)	51,536,310	(31,474)
National treasury notes	3,451	15,723,421	2,161,975	35,276,475	-	53,165,322	54,211,120	(1,045,798)	50,049,626	(176,361)
Stocks	-	-	-	-	24,805,328	24,805,328	24,565,863	239,465	20,708,657	(143,621)
Financial treasury bills	443	129,040	943,865	18,398,858	-	19,472,206	19,469,585	2,621	26,278,755	1,626
Other	597,516	791,655	1,172,797	16,294,718	15,356,461	34,213,147	34,828,608	(615,461)	24,344,558	(7,556)
- Insurance Group	**1,365,035**	**25,415,428**	**18,035,088**	**304,656,006**	**13,944,854**	**363,416,411**	**363,992,780**	**(576,369)**	**354,015,440**	**395,718**
• Insurance and Capitalization bonds	**486,191**	**33,671**	**96,497**	**18,206,293**	**2,595,498**	**21,418,150**	**21,441,611**	**(23,461)**	**27,181,344**	**(17,585)**
- Financial treasury bills	424	-	63,764	18,049,792	-	18,113,980	18,114,241	(261)	24,316,693	2,247
- Other	485,767	33,671	32,733	156,501	2,595,498	3,304,170	3,327,370	(23,200)	2,864,651	(19,832)
• Pension plans	**878,844**	**25,381,757**	**17,938,591**	**286,449,713**	**11,349,356**	**341,998,261**	**342,551,169**	**(552,908)**	**326,834,096**	**413,303**
- Financial treasury bills	19,300	2,978,305	11,159,358	207,642,246	-	221,799,209	221,386,911	412,298	210,928,549	411,862
- Financial bills	315,466	19,882,938	5,857,711	15,421,611	-	41,477,726	41,332,128	145,598	42,421,587	209,936
- National treasury notes	-	1,721,253	506,005	18,328,875	-	20,556,133	21,332,747	(776,614)	21,769,737	(289,440)
- Debentures	47,066	599,152	233,028	30,488,588	-	31,367,834	31,531,696	(163,862)	30,223,055	(20,354)
- National treasury bills	80,683	7,194	71,771	14,016,488	-	14,176,136	14,348,519	(172,383)	10,045,814	96,264
- Other	416,329	192,915	110,718	551,905	11,349,356	12,621,223	12,619,168	2,055	11,445,354	5,035
- Other activities	**3,132**	**-**	**-**	**-**	**-**	**3,132**	**3,131**	**1**	**4,050**	**(2)**
Other	3,132	-	-	-	-	3,132	3,131	1	4,050	(2)
Total	**41,650,529**	**44,565,428**	**22,327,651**	**380,384,702**	**54,106,643**	**543,034,953**	**545,060,123**	**(2,025,170)**	**526,937,396**	**38,330**

b) Liabilities at fair value through profit or loss

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Derivative financial instruments	33,659,437	18,562,103
Total	**33,659,437**	**18,562,103**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions with derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure.

These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts, credit derivatives and exchange contracts with immediate and future settlement, accounted for and disclosed as derivatives, in accordance with CMN Resolution No. 4,966/2021.

Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category as shown in the consolidated financial statements.

Fair value is generally determined based on market quotations or prices applicable to assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated based on information from market operators, pricing models, discounted cash flows, or other similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management.

The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets.

The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps.

The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets.

The fair value of credit derivatives is determined based on market quotations or obtained from specialized entities. Current market prices are used to calculate volatility.

According to CMN Resolution No. 4,966/2021, foreign exchange portfolio transactions must be treated as derivatives. In this sense, the amounts recorded as rights and obligations of the foreign exchange portfolio (notional value) are recorded in clearing accounts, and the variation of the fair value in income statements.

To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is taken into account, thus associating an expected loss for each derivatives portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives carried out abroad refer to swaps, forwards, options, credit derivatives and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the over-the-counter market.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

				R$ thousands
	On June 30, 2026		On December 31, 2025	
	Notional value	Fair Value	Notional value	Fair Value
Futures contracts				
Purchase commitments:	**223,639,426**	**275,551**	**232,864,244**	**(450,905)**
- Interbank market	131,671,908	175,207	150,634,305	17,542
- Foreign currency	63,691,096	81,028	54,344,313	(471,042)
- Other	28,276,422	19,316	27,885,626	2,595
Sale commitments:	**290,952,262**	**(312,526)**	**165,612,193**	**523,762**
- Interbank market (1)	211,284,702	(244,370)	111,724,128	(21,535)
- Foreign currency (2)	36,690,555	(6,386)	30,741,161	530,151
- Other	42,977,005	(61,770)	23,146,904	15,146
Option contracts				
Long position:	**906,667,527**	**2,074,250**	**783,864,910**	**1,828,145**
- Interbank market	828,474,305	104,221	718,584,779	106,261
- Foreign currency	15,083,501	965,301	9,616,237	1,121,228
- Other	63,109,721	1,004,728	55,663,894	600,656
Unrestricted position:	**876,225,025**	**(2,970,598)**	**790,685,040**	**(2,645,067)**
- Interbank market	811,095,914	(114,647)	721,019,609	(113,341)
- Foreign currency	13,933,013	(959,337)	15,908,308	(947,331)
- Other	51,196,098	(1,896,614)	53,757,123	(1,584,395)
Forward contracts				
Purchase commitments:	**92,447,769**	**363,815**	**76,859,205**	**(200,542)**
- Foreign currency	71,098,287	(1,345,111)	64,714,131	(1,459,502)
- Other	21,349,482	1,708,926	12,145,074	1,258,960
Sale commitments:	**69,078,734**	**(678,374)**	**53,889,171**	**456,033**
- Foreign currency (2)	50,430,655	207,000	45,530,533	520,221
- Other	18,648,079	(885,374)	8,358,638	(64,188)
Foreign exchange contracts				
Purchase commitments:	**33,003,978**	**(17,076)**	**24,877,800**	**(57,213)**
- Foreign currency	33,003,978	(17,076)	24,877,800	(57,213)
Sale commitments:	**16,400,162**	**(69,537)**	**6,878,489**	**(110,916)**
- Foreign currency	16,400,162	(69,537)	6,878,489	(110,916)
Swap contracts				
Assets (long position):	**157,658,267**	**10,886,495**	**928,071,044**	**9,550,875**
- Interbank market	83,186,156	6,582,979	75,975,089	4,695,032
- Fixed rate	10,108,961	522,671	315,081,578	454,827
- Foreign currency	43,207,412	1,399,541	521,032,423	2,485,099
- IGPM (General Index of market pricing)	30,412	32,153	31,221	29,994
- Other	21,125,326	2,349,151	15,950,733	1,885,923
Liabilities (short position):	**82,656,903**	**(6,594,646)**	**873,497,122**	**(6,480,535)**
- Interbank market	43,918,379	(1,892,814)	32,343,513	(1,378,695)
- Fixed rate	9,816,645	(718,986)	470,848,308	(725,508)
- Foreign currency	8,595,020	(2,232,555)	355,159,513	(2,649,262)
- IGPM (General Index of market pricing)	103,000	(127,310)	103,000	(116,300)
- Other	20,223,859	(1,622,981)	15,042,788	(1,610,770)

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$127,660,676 thousand (R$100,113,669 thousand on December 31, 2025); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$16,017,960 thousand (R$10,625,523 thousand on December 31, 2025) (Note 7f II); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$39,937,903 thousand (R$39,781,569 thousand on December 31, 2025).

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair Value	Fair Value
Swaps	362,122	1,106,438	886,784	8,531,151	10,886,495	9,550,875
Futures	59,882	3,996	15,184	217,622	296,684	704,787
Forward purchases	1,205,170	153,073	5,565,505	3,328,722	10,252,470	4,456,699
Forward sales (1)	1,048,179	254,493	5,102,468	6,615,529	13,020,669	4,309,590
Purchases of foreign currency receivable	78,987	6,094	-	-	85,081	122,989
Sales of foreign currencies receivable	451	691	-	-	1,142	2,655
Premiums on exercisable options	1,530,665	115,786	138,214	289,585	2,074,250	1,828,145
Total assets (A)	**4,285,456**	**1,640,571**	**11,708,155**	**18,982,609**	**36,616,791**	**20,975,740**
Swaps	(275,602)	(329,655)	(443,627)	(5,545,762)	(6,594,646)	(6,480,535)
Future	(75,490)	(135)	(12,108)	(245,926)	(333,659)	(631,930)
Forward purchases	(1,124,519)	(721,654)	(5,750,566)	(2,291,916)	(9,888,655)	(4,657,241)
Forward sales	(1,191,962)	(163,952)	(5,100,043)	(7,243,086)	(13,699,043)	(3,853,557)
Foreign currency purchases payable	(2,315)	(12,648)	(52,453)	(34,741)	(102,157)	(180,202)
Sales of foreign currencies payable	(70,679)	-	-	-	(70,679)	(113,571)
Premiums on written options	(1,362,054)	(151,449)	(170,255)	(1,286,840)	(2,970,598)	(2,645,067)
Total liabilities (B)	**(4,102,621)**	**(1,379,493)**	**(11,529,052)**	**(16,648,271)**	**(33,659,437)**	**(18,562,103)**
Net position (A-B)	**182,835**	**261,078**	**179,103**	**2,334,338**	**2,957,354**	**2,413,637**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, Options, forward, exchange and swap contracts – Nominal Value

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	169,810,176	26,655,354	97,239,574	220,886,584	514,591,688	398,476,437
Option contracts	809,713,777	657,946,553	304,461,933	10,770,289	1,782,892,552	1,574,549,950
Forward contracts (1)	80,874,736	21,953,654	29,094,292	29,603,821	161,526,503	130,748,376
Foreign exchange contracts	39,276,602	4,570,500	4,978,581	578,457	49,404,140	31,756,289
Swap contracts	9,855,347	16,951,609	18,981,630	194,526,584	240,315,170	1,801,568,166
Total on June 30, 2026	**1,109,530,638**	**728,077,670**	**454,756,010**	**456,365,735**	**2,748,730,053**	
Total on December 31, 2025						**3,937,099,218**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Government securities		
National treasury notes	7,542,668	6,392,456
National treasury bills	6,116,314	7,516,255
Total	**13,658,982**	**13,908,711**

e) Gains and losses, net

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Futures contracts (1)	1,384,924	3,816,165
Option contracts	(861,705)	(198,341)
Forward contracts (1)	(664,622)	(2,546,555)
Foreign exchange contracts	(263,088)	1,506,124
Swap contracts	2,038,993	(1,361,574)
Foreign exchange variation of assets and liabilities overseas	616,968	(823,888)
Total (Note 7f III)	**2,251,470**	**391,931**

(1) Includes the gain (loss) and the respective adjustment to the fair value of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and conterparty

	R$ thousands	
	On June 30, 2026	On December 31, 2025
B3 (stock exchange)	2,228,641,825	1,911,030,109
B3 (over-the-counter)	**390,050,207**	**321,618,678**
- Financial Institutions	87,481,802	54,045,774
- Companies	300,490,464	265,717,785
- Individuals	2,077,941	1,855,119
Overseas (stock exchange) (1)	52,944,597	48,081,288
Overseas (over-the-counter) (1)	77,093,424	1,656,369,143
Total	**2,748,730,053**	**3,937,099,218**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) *Credit Default Swap* (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Risk received in credit swaps - Notional	**1,902,023**	**1,840,305**
- Debt securities issued by companies	1,243,689	1,195,369
- Brazilian government bonds	658,334	644,936
Risk transferred in credit swaps - Notional	**(129,415)**	**(137,560)**
- Companies bonds	(129,415)	(137,560)

The contracts related to credit derivatives transactions described above are due in 2033. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the institution's income statement or other comprehensive income.

The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty's credit risk.

As of June 30 , 2026, Bradesco maintained hedge positions, in accordance with Bacen Circular No. 3,082/02, composed of:

Cash Flow Hedge - The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled.

With respect to the DI floating interest rate risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps, and Fed Funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements.

Strategy				R$ thousands
	Object	Instruments		
	Hedge object (carrying amount)	Hedge instruments (nominal value)	Hedge instruments (accounting value)	Fair value adjustment recorded in equity* (effective portion)
On June 30, 2026				
Assets				
Securities Hedge - interest receipts	16,057,838	16,017,960	15,798,803	(219,157)
Liabilities				
Funding hedge - interest payments	134,693,872	127,660,676	128,331,781	671,106
On December 31, 2025				
Assets				
Securities Hedge - interest receipts	11,034,575	10,665,135	10,625,523	(39,611)
Liabilities				
Funding hedge - interest payments	102,370,447	100,352,489	100,113,669	(238,820)

* Gross tax effects.

Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test.

The ineffective portion of the respective hedge is recognized directly in the statement of income.

There were gains/(losses) related to the fair value accounting hedge, recorded in statement of income accounts, in the period ended June 30, 2026, was R$2,764 thousand (2025 – R$0).

Fair value hedge – The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects.

With respect to fixed-rate funding risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2036. The effectiveness assessed for the hedge portfolio is in compliance with the requirements established by the applicable regulations.

Strategy					R$ thousands
	Object		Instruments		
	Hedge object (carrying amount)	Fair value adjustment recorded in income* (effective portion)	Hedge instrument (nominal value)	Hedge instruments (fair value)	Fair value adjustment
Liabilities					
Financial letter hedge	128,485	4,977	134,068	129,182	(4,886)
Total on June 30, 2026	**128,485**	**4,977**	**134,068**	**129,182**	**(4,886)**
Liabilities					
Financial letter hedge	79,857	1,489	81,342	79,938	(1,405)
Total on December 31, 2025	**79,857**	**1,489**	**81,342**	**79,938**	**(1,405)**

* Gross tax effects.

There was an ineffective portion in the six-month period ended on June 30, 2026, the amount of R$13 thousand (2025 – R$ 0). As of June 30, 2025, we did not have any fair value hedge.

Hedge of investments abroad - The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments, is evaluated using the variation comparison methodology exchange rate of the object and hedging instrument, being recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar).

Strategy	Object	Instruments		R$ thousands
	Hedge object (carrying amount)	Hedge instruments (nominal value)	Hedge instruments (accounting value)	Fair value adjustment recorded in equity* (effective portion)
Assets				
Hedge of net investment in a foreign operation	5,377,260	6,722,990	5,797,712	(925,278)
Total on June 30, 2026	**5,377,260**	**6,722,990**	**5,797,712**	**(925,278)**
Assets				
Hedge of net investment in a foreign operation	5,177,416	7,084,010	5,876,575	(1,207,436)
Total on December 31, 2025	**5,177,416**	**7,084,010**	**5,876,575**	**(1,207,436)**

* Gross tax effects.

Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test.

The effectiveness verified in the hedge portfolio is in accordance with current regulations.

The gains/(losses) related to net investment in a foreign operation, recorded in statement of income, in the six-month period ended on June 30, 2026 was R$156 thousand (2025 - R$3,673 thousand).

For foreign investment hedge strategies, prospective effectiveness is assessed by demonstrating the existence of an economic relationship between the hedged item and the hedging instrument, including tests based on stress scenarios. Retrospective effectiveness is assessed by comparing the foreign exchange variation of the investment with the foreign exchange variation of the derivative, taking into account the related tax effects. The hedge ratio is determined by dividing the foreign exchange variation of the hedged item by the foreign exchange variation of the hedging instrument. Economic offset arises because both are exposed to the same risk factor (foreign exchange risk), with the effective portion recognized in equity (Other Comprehensive Income - OCI) and the ineffective portion recognized immediately in profit or loss. Both strategies are designed to achieve an effective level of economic offset, reflecting the risk management strategy adopted by Management.

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

		R$ thousands
	Six-month period ended June 30	
	2026	2025
Interest income from investments in securities	25,326,952	22,731,530
Gains/(losses) at fair value through profit or loss	(914,154)	607,178
Gains/(losses) at fair value through other comprehensive income	30,606	102,766
Gains/(losses) at amortized cost	(18,890)	(136,469)
Interbank investments (Note 10b)	22,476,236	15,390,061
Net gain or (loss) with Securities	**46,900,750**	**38,695,066**
Financial income from insurance, pension plans and capitalization bonds (1)	3,577,313	3,914,386
Net gain or (loss) from derivative financial instruments (Note 7e)	2,251,470	391,931
Total	**52,729,533**	**43,001,383**

(1) In the six-month period ended June 30, 2026, comprises financial income from insurance, pension plans and capitalization in the amount of R$28,747,882 thousand (2025 - R$25,792,230 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(25,170,569) thousand (2025 - R$(21,877,844) thousand).

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

										R$ thousands
Securities	On June 30, 2026								On December 31, 2025	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Fair Value	Amortized cost	Net change in fair value	Fair Value	Net change in fair value
- Financial	**1,300,202**	**3,806,309**	**2,356,087**	**66,236,332**	**129,725**	**73,828,655**	**74,936,139**	**(1,107,484)**	**75,633,721**	**(300,349)**
National treasury bills	817,626	864,290	862,930	23,265,789	-	25,810,635	26,155,742	(345,107)	23,468,765	(118,413)
Financial treasury bills	-	623,034	1,474,248	10,745,672	-	12,842,954	12,828,360	14,594	17,584,551	13,876
Foreign government bonds	297,721	2,308,365	4,119	637,390	-	3,247,595	3,254,695	(7,100)	8,177,931	10,865
National treasury notes	-	-	-	16,220,319	-	16,220,319	16,967,029	(746,710)	11,567,339	(240,196)
Debentures	-	-	-	6,373,962	-	6,373,962	6,461,365	(87,403)	7,204,821	(39,415)
Other	184,855	10,620	14,790	8,993,200	129,725	9,333,190	9,268,948	64,242	7,630,314	72,934
- Insurance Group	**31,140**	**2,389,566**	**4,590,620**	**27,642,529**	**4,230,794**	**38,884,649**	**44,288,480**	**(5,403,831)**	**34,318,425**	**(4,780,930)**
• Insurance and Capitalization bonds	**31,140**	**2,389,566**	**3,476,463**	**8,714,882**	**2,751,895**	**17,363,946**	**20,338,663**	**(2,974,717)**	**13,951,865**	**(2,797,450)**
- National treasury notes	-	2,389,566	3,476,463	7,824,708	-	13,690,737	15,576,627	(1,885,890)	10,180,253	(1,786,205)
- Stocks	-	-	-	-	2,749,519	2,749,519	3,828,675	(1,079,156)	3,264,232	(1,006,704)
- Other	31,140	-	-	890,174	2,376	923,690	933,361	(9,671)	507,380	(4,541)
• Pension plans	**-**	**-**	**1,114,157**	**18,927,647**	**1,478,899**	**21,520,703**	**23,949,817**	**(2,429,114)**	**20,366,560**	**(1,983,480)**
- National treasury notes	-	-	1,034,625	18,449,861	-	19,484,486	21,922,501	(2,438,015)	17,463,770	(2,101,649)
- Stocks	-	-	-	-	1,478,899	1,478,899	1,435,569	43,330	2,454,642	141,503
- Other	-	-	79,532	477,786	-	557,318	591,747	(34,429)	448,148	(23,334)
- Other activities	**-**	**-**	**-**	**-**	**436**	**436**	**158**	**278**	**417**	**259**
Other	-	-	-	-	436	436	158	278	417	259
Total	**1,331,342**	**6,195,875**	**6,946,707**	**93,878,861**	**4,360,955**	**112,713,740**	**119,224,777**	**(6,511,037)**	**109,952,563**	**(5,081,020)**

Net gains and losses on financial assets at FVOCI consist mainly of the recording of changes in the fair value of financial assets when they are sold, which are substantially fixed income securities. Gains and losses recognized in income resulting from the derecognition of these assets totaled R$30,606 thousand in the first quarter of 2026 (2025 – R$102,766 thousand).

b) Investments in equity intruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	5,264,908	(1,035,424)	4,229,484
Total on June 30, 2026	**5,264,908**	**(1,035,424)**	**4,229,484**
Marketable equity securities and other stocks	6,584,739	(864,846)	5,719,893
Total on December 31, 2025	**6,584,739**	**(864,846)**	**5,719,893**

Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$242,391 thousand was transferred within equity during the first quarter of 2026 (2025 – R$(499,738) thousand), whose fair value at the date of disposal was R$ 3,105,586 thousand (2025 – R$ 2,122,050 thousand).

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition.

c) Reconciliation of expected losses of financial assets at FVOCI

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected credit losses of financial assets at FVOCI on December 31, 2025	**22,679**	**-**	**-**	**22,679**
Assets originated/remeasured, settled or paid	(11,946)	-	-	(11,946)
Expected loss of financial assets at FVOCI on June 30, 2026	**10,733**	**-**	**-**	**10,733**

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Balance on January 1, 2025	**13,022**	**1,565**	**-**	**14,587**
Assets originated/remeasured, settled or paid	15,130	(1,565)	-	13,565
Expected loss of financial assets at FVOCI on June 30, 2025	**28,152**	**-**	**-**	**28,152**

9) BONDS AND SECURITIES AT AMORTIZED COST

						R$ thousands
Securities	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (1)	Amortized cost (1)
- Financial	**6,458,835**	**16,493,670**	**35,705,599**	**194,741,332**	**253,399,436**	**237,440,530**
Debentures	25,510	414,483	1,832,901	53,273,829	55,546,723	45,461,966
National treasury notes	-	7,686,916	20,358,991	34,948,858	62,994,765	61,049,035
National treasury bills	4,145,371	641,701	-	33,446,004	38,233,076	49,236,191
Rural product notes	1,095,362	4,040,197	3,288,163	30,998,814	39,422,536	36,570,552
Promissory notes	1,026,841	2,755,917	3,498,310	21,762,848	29,043,916	24,803,822
Brazilian foreign debt securities	-	106,874	-	12,885,064	12,991,938	8,596,248
Other	165,751	847,582	6,727,234	7,425,915	15,166,482	11,722,716
- Insurance Group	**-**	**1,502,478**	**366,093**	**52,737,757**	**54,606,328**	**53,022,028**
• Insurance and Capitalization bonds	**-**	**135,648**	**366,093**	**12,682,904**	**13,184,645**	**12,799,968**
- National treasury notes	-	135,648	366,093	12,682,904	13,184,645	12,799,968
• Pension plans	**-**	**1,366,830**	**-**	**40,054,853**	**41,421,683**	**40,222,060**
- National treasury notes	-	1,366,830	-	40,054,853	41,421,683	40,222,060
Total	**6,458,835**	**17,996,148**	**36,071,692**	**247,479,089**	**308,005,764**	**290,462,558**

(1) Net of provisions for expected credit losses associated with credit risk.

I) Reconciliation of expected losses of securities at amortized cost:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected credit losses of financial assets at amortized cost on December 31, 2025	**639,544**	**258,256**	**2,701,022**	**3,598,822**
Transferred to Stage 1	-	(26,347)	(1,055)	(27,402)
Transferred to Stage 2	(24,823)	-	(10,608)	(35,431)
Transferred to Stage 3	(30,917)	(94,321)	-	(125,238)
Transfer from Stage 1	-	24,823	30,917	55,740
Transfer from Stage 2	26,347	-	94,321	120,668
Transfer from Stage 3	1,055	10,608	-	11,663
Assets originated/remeasured, settled or paid	(73,816)	155,476	1,094,341	1,176,001
Expected credit losses of financial assets at amortized cost on June 30, 2026	**537,390**	**328,495**	**3,908,938**	**4,774,823**

(1) The expected loss expense is recorded as "Expected credit losses on financial assets" in the Consolidated Income Statement.

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2025	**711,909**	**50,705**	**5,408,826**	**6,171,440**
Transferred to Stage 1	-	(2,087)	(5,835)	(7,922)
Transferred to Stage 2	(7,964)	-	(13,045)	(21,009)
Transferred to Stage 3	(3,945)	(8,736)	-	(12,681)
Transfer from Stage 1	-	7,964	3,945	11,909
Transfer from Stage 2	2,087	-	8,736	10,823
Transfer from Stage 3	5,835	13,045	-	18,880
Assets originated/remeasured, settled or paid	22,504	52,492	(231,228)	(156,232)
Expected loss of financial assets at amortized cost on June 30, 2025	**730,426**	**113,383**	**5,171,399**	**6,015,208**

(1) The expected loss expense is recorded as "Expected credit losses on financial assets" in the Consolidated Income Statement.

10) INTERBANK INVESTMENTS

a) Breakdown and maturity

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Repurchase agreements:						
Own portfolio position	**58,105,413**	**2,233,863**	**159,170**	**24,265**	**60,522,711**	**58,749,019**
• National treasury notes	16,748,275	1,097,696	-	-	17,845,971	7,175,313
• National treasury bills	17,521,182	109,414	-	-	17,630,596	28,845,351
• Financial treasury bills	20,240,854	688,971	-	-	20,929,825	18,697,809
• Other	3,595,102	337,782	159,170	24,265	4,116,319	4,030,546
Funded position	**100,826,248**	**21,680,606**	**32,547**	**-**	**122,539,401**	**116,609,034**
• National treasury notes	54,621,535	3,789,030	-	-	58,410,565	48,400,219
• National treasury bills	20,950,164	2,511,298	-	-	23,461,462	34,430,472
• Financial treasury bills	25,147,656	15,067,705	-	-	40,215,361	33,544,362
• Other	106,893	312,573	32,547	-	452,013	233,981
Unrestricted position	**12,106,382**	**14,655,282**	**13,449**	**-**	**26,775,113**	**42,971,769**
• Financial treasury bills	12,106,382	14,655,282	13,449	-	26,775,113	42,971,769
Subtotal	**171,038,043**	**38,569,751**	**205,166**	**24,265**	**209,837,225**	**218,329,822**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	35,204,163	2,916,634	4,067,185	2,785,305	44,973,287	16,450,822
Subtotal	**35,204,163**	**2,916,634**	**4,067,185**	**2,785,305**	**44,973,287**	**16,450,822**
Investments in foreign currencies:						
• Notice Period	80,471	-	-	-	80,471	46,590
• Fixed Term	322,555	-	-	-	322,555	657,820
Subtotal	**403,026**	**-**	**-**	**-**	**403,026**	**704,410**
On June 30, 2026	**206,645,232**	**41,486,385**	**4,272,351**	**2,809,570**	**255,213,538**	
%	**80.9**	**16.3**	**1.7**	**1.1**	**100.0**	
On December 31, 2025	**186,589,621**	**40,311,107**	**6,410,950**	**2,173,376**		**235,485,054**
%	**79.3**	**17.1**	**2.7**	**0.9**		**100.0**

b) Income from interbank investment

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

R$ thousands

	Six-month period ended June 30	
	2026	2025
Income from investments in purchase and sale commitments:		
• Own portfolio position	3,216,338	4,253,582
• Funded position	13,853,434	8,455,422
• Unrestricted position	2,646,304	666,476
Subtotal	**19,716,076**	**13,375,480**
Income from interest-earning deposits in other banks/Others	**2,760,160**	**2,014,581**
Total (Note 7f III)	**22,476,236**	**15,390,061**

11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and Other deposits

	R$ thousands		
	Remuneration	On June 30, 2026	On December 31, 2025
Compulsory deposit – demand deposits (1)	not remunerated	4,328,611	9,484,964
Compulsory deposit – savings deposits	savings index	18,001,869	18,374,413
Compulsory deposit – time deposits	Selic rate	87,313,990	83,520,072
Discretionary deposits at the Central Bank	Selic rate	11,699,999	10,300,000
Total		**121,344,469**	**121,679,449**

(1) Includes the effect of the deduction from the reserve requirement on demand deposits, in accordance with BCB Resolution No. 551/26 (Note 40).

b) Revenue from compulsory and other deposits with the Brazilian Central Bank

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Reserve requirement – Bacen (Compulsory deposit)	6,313,882	5,459,037
Reserve requirement – SFH (1)	60,552	12,606
Total	**6,374,434**	**5,471,643**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under caption "Other assets".

12) LOANS AND OTHER CREDIT EXPOSURES

a) Loans by type of product

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Companies	**366,037,569**	**350,644,851**
- Financing and On-lending	**143,428,945**	**137,576,819**
- Financing and export	35,829,615	34,763,790
- Housing loans	36,382,081	34,911,156
- On-lending BNDES/Finame	27,801,790	24,475,073
- Vehicle loans	22,727,412	23,074,448
- Import	12,746,720	12,986,200
- Leases	7,941,327	7,366,152
- Borrowings	**203,487,104**	**196,080,018**
- Working capital	151,683,732	143,640,424
- Rural loans (b)	17,974,137	13,324,492
- Other	33,829,235	39,115,102
- Limit operations (1)	**19,121,520**	**16,988,014**
Individuals	**454,725,343**	**441,022,363**
- Financing and On-lending	**169,633,833**	**161,548,810**
- Housing loans	115,563,266	**112,626,278**
- Vehicle loans	47,013,600	**41,797,766**
- On-lending BNDES/Finame	6,536,415	**6,616,649**
- Other	520,552	**508,117**
- Borrowings	**193,695,978**	**189,710,201**
- Personal credit	168,437,771	166,083,249
- Rural loans (b)	18,192,399	17,680,946
- Other	7,065,808	5,946,006
- Limit operations (1)	**91,395,532**	**89,763,352**
Total portfolio	**820,762,912**	**791,667,214**
Expected credit losses associated with credit risk	**(48,129,617)**	**(48,347,141)**
Total of loan operations, net (2)	**772,633,295**	**743,320,073**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and
(2) Composed of Loans Operations - R$659,083,141 thousand (R$627,852,869 thousand on December 31, 2025), Leases - R$8,085,531 thousand (R$7,520,084 thousand on December 31, 2025), and Other Financial Assets - R$105,464,623 thousand (R$107,947,119 thousand on December 31, 2025), net of provisions for expected losses.

b) Rural loans (Resource Allocation)

For the 2025/2026 Crop Plan, rural credit is projected to be allocated in the amount of R$54,453,882 thousand (R$43,271,452 thousand on December 31, 2025), corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (60%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR – Rural Producer Bond and CDCA – Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities.

c) Reconciliation of the gross book value of loan operations

R$ thousands

Stage 1	Balance on December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated/ Settlements	Balance on June 30, 2026 (1)
Companies	**315,712,014**	**(7,618,679)**	**(3,365,958)**	**705,137**	**134,099**	**22,571,549**	**328,138,162**
- Financing	129,715,484	(1,569,005)	(534,936)	192,368	46,930	7,309,604	135,160,445
- Borrowings	171,690,221	(5,628,021)	(2,666,024)	456,837	76,900	13,152,557	177,082,470
- Revolving	14,306,309	(421,653)	(164,998)	55,932	10,269	2,109,388	15,895,247
Individuals	**381,758,647**	**(10,090,645)**	**(4,531,635)**	**2,858,018**	**694,153**	**19,965,720**	**390,654,258**
- Financing	146,242,851	(4,309,863)	(1,316,698)	1,089,949	166,288	10,206,949	152,079,476
- Borrowings	162,121,415	(3,917,559)	(3,003,010)	1,192,955	268,888	8,341,724	165,004,413
- Revolving	73,394,381	(1,863,223)	(211,927)	575,114	258,977	1,417,047	73,570,369
Total	**697,470,661**	**(17,709,324)**	**(7,897,593)**	**3,563,155**	**828,252**	**42,537,269**	**718,792,420**

(1) Of the total assets allocated in the first stage, R$1,133,339 thousand have delays exceeding 30 days.

R$ thousands

Stage 2	Balance on December 31, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated/ Settlements	Balance on June 30, 2026
Companies	**11,609,481**	**(705,137)**	**(3,396,460)**	**7,618,679**	**558,959**	**(294,387)**	**15,391,135**
- Financing	2,488,318	(192,368)	(408,545)	1,569,005	9,269	(330,905)	3,134,774
- Borrowings	8,155,902	(456,837)	(2,718,330)	5,628,021	535,041	(149,277)	10,994,520
- Revolving	965,261	(55,932)	(269,585)	421,653	14,649	185,795	1,261,841
Individuals	**25,431,262**	**(2,858,018)**	**(5,250,078)**	**10,090,645**	**1,145,293**	**(92,606)**	**28,466,498**
- Financing	9,431,592	(1,089,949)	(1,248,234)	4,309,863	126,787	(563,726)	10,966,333
- Borrowings	10,868,536	(1,192,955)	(2,619,544)	3,917,559	867,141	(222,897)	11,617,840
- Revolving	5,131,134	(575,114)	(1,382,300)	1,863,223	151,365	694,017	5,882,325
Total	**37,040,743**	**(3,563,155)**	**(8,646,538)**	**17,709,324**	**1,704,252**	**(386,993)**	**43,857,633**

Stage 3	Balance on December 31, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated/ Settlements (3)	(Write off)	Balance on June 30, 2026 (1) (2)
								R$ thousands
Companies	**23,323,356**	**(134,099)**	**(558,959)**	**3,365,958**	**3,396,460**	**(1,394,108)**	**(5,490,336)**	**22,508,272**
- Financing	5,373,017	(46,930)	(9,269)	534,936	408,545	(893,389)	(233,184)	5,133,726
- Borrowings	16,233,895	(76,900)	(535,041)	2,666,024	2,718,330	(1,004,016)	(4,592,178)	15,410,114
- Revolving	1,716,444	(10,269)	(14,649)	164,998	269,585	503,297	(664,974)	1,964,432
Individuals	**33,832,454**	**(694,153)**	**(1,145,293)**	**4,531,635**	**5,250,078**	**7,304,777**	**(13,474,911)**	**35,604,587**
- Financing	5,874,367	(166,288)	(126,787)	1,316,698	1,248,234	(933,378)	(624,822)	6,588,024
- Borrowings	16,720,250	(268,888)	(867,141)	3,003,010	2,619,544	4,433,333	(8,566,383)	17,073,725
- Revolving	11,237,837	(258,977)	(151,365)	211,927	1,382,300	3,804,822	(4,283,706)	11,942,838
Total	**57,155,810**	**(828,252)**	**(1,704,252)**	**7,897,593**	**8,646,538**	**5,910,669**	**(18,965,247)**	**58,112,859**

(1) Of the total credit operations allocated to the third stage, R$19,749,553 thousand are originated from restructured operations;
(2) The Organization does not have contracts with the same counterparty that were not allocated to Stage 3, as their credit risk is significantly lower when compared to the other instruments classified as credit-impaired assets; and
(3) Originated balances mainly refer to restructured operations.

Consolidated - All stages	Balance on December 31, 2025	Originated/ Settlements	(Write off) (1)	Balance on June 30, 2026 (1)
				R$ thousands
Companies	**350,644,851**	**20,883,054**	**(5,490,336)**	**366,037,569**
- Financing	137,576,819	6,085,310	(233,184)	143,428,945
- Borrowings	196,080,018	11,999,264	(4,592,178)	203,487,104
- Revolving	16,988,014	2,798,480	(664,974)	19,121,520
Individuals	**441,022,363**	**27,177,891**	**(13,474,911)**	**454,725,343**
- Financing	161,548,810	8,709,845	(624,822)	169,633,833
- Borrowings	189,710,201	12,552,160	(8,566,383)	193,695,978
- Revolving	89,763,352	5,915,886	(4,283,706)	91,395,532
Total	**791,667,214**	**48,060,945**	**(18,965,247)**	**820,762,912**

(1) Of the total operations, R$718,792,420 thousand have low credit risk compared to the total portfolio. In addition, 61% of the operations are secured.

R$ thousands

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated/ Settlements	Balance on June 30, 2025 (1)
Companies	**282,633,333**	**(4,012,631)**	**(1,853,084)**	**803,396**	**141,835**	**5,399,989**	**283,112,838**
- Financing	125,114,755	(1,257,848)	(314,131)	194,567	63,683	813,035	124,614,061
- Borrowings	145,133,328	(2,460,994)	(1,424,489)	538,668	73,220	2,369,980	144,229,713
- Revolving	12,385,250	(293,789)	(114,464)	70,161	4,932	2,216,974	14,269,064
Individuals	**347,118,718**	**(7,666,251)**	**(3,459,026)**	**2,709,251**	**1,077,576**	**23,771,213**	**363,551,481**
- Financing	132,000,317	(3,261,698)	(1,058,750)	1,042,958	198,394	11,925,134	140,846,355
- Borrowings	149,534,315	(2,877,000)	(2,218,455)	1,176,466	435,725	9,592,860	155,643,911
- Revolving	65,584,086	(1,527,553)	(181,821)	489,827	443,457	2,253,219	67,061,215
Total	**629,752,051**	**(11,678,882)**	**(5,312,110)**	**3,512,647**	**1,219,411**	**29,171,202**	**646,664,319**

(1) Of the total assets allocated in the first stage, R$920,162 thousand are more than 30 days overdue.

R$ thousands

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated/ Settlements	Balance on June 30, 2025
Companies	**6,946,383**	**(803,396)**	**(1,799,119)**	**4,012,631**	**127,036**	**195,535**	**8,679,070**
- Financing	1,861,943	(194,567)	(263,662)	1,257,848	10,731	(384,380)	2,287,913
- Borrowings	4,363,092	(538,668)	(1,355,709)	2,460,994	110,830	445,681	5,486,220
- Revolving	721,348	(70,161)	(179,748)	293,789	5,475	134,234	904,937
Individuals	**21,911,700**	**(2,709,251)**	**(4,303,957)**	**7,666,251**	**1,696,056**	**316,942**	**24,577,741**
- Financing	8,443,456	(1,042,958)	(1,045,732)	3,261,698	141,959	(728,325)	9,030,098
- Borrowings	9,169,428	(1,176,466)	(2,240,079)	2,877,000	1,424,827	599,194	10,653,904
- Revolving	4,298,816	(489,827)	(1,018,146)	1,527,553	129,270	446,073	4,893,739
Total	**28,858,083**	**(3,512,647)**	**(6,103,076)**	**11,678,882**	**1,823,092**	**512,477**	**33,256,811**

R$ thousands

Stage 3	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated/ Settlements (3)	(Write off)	Balance on June 30, 2025 (1) (2)
Companies	**26,373,476**	**(141,835)**	**(127,036)**	**1,853,084**	**1,799,119**	**561,586**	**(5,180,885)**	**25,137,509**
- Financing	5,494,788	(63,683)	(10,731)	314,131	263,662	(552,939)	(272,684)	5,172,544
- Borrowings	19,479,034	(73,220)	(110,830)	1,424,489	1,355,709	611,675	(4,254,799)	18,432,058
- Revolving	1,399,654	(4,932)	(5,475)	114,464	179,748	502,850	(653,402)	1,532,907
Individuals	**34,274,975**	**(1,077,576)**	**(1,696,056)**	**3,459,026**	**4,303,957**	**5,883,245**	**(11,890,793)**	**33,256,778**
- Financing	4,432,803	(198,394)	(141,959)	1,058,750	1,045,732	(540,785)	(382,368)	5,273,779
- Borrowings	18,622,180	(435,725)	(1,424,827)	2,218,455	2,240,079	2,887,172	(7,006,017)	17,101,317
- Revolving	11,219,992	(443,457)	(129,270)	181,821	1,018,146	3,536,858	(4,502,408)	10,881,682
Total	**60,648,451**	**(1,219,411)**	**(1,823,092)**	**5,312,110**	**6,103,076**	**6,444,831**	**(17,071,678)**	**58,394,287**

(1) Of the total credit operations allocated to the third stage, R$25,281,814 thousand are originated from restructured operations;
(2) The Organization does not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues; and
(3) Originated balances mainly refer to restructured operations.

R$ thousands

Consolidated - All stages	Balance on January 1, 2025	Originated/ Settlements	(Write off) (1)	Balance on June 30, 2025 (1)
Companies	**315,953,192**	**6,157,110**	**(5,180,885)**	**316,929,417**
- Financing	132,471,486	(124,284)	(272,684)	132,074,518
- Borrowings	168,975,454	3,427,336	(4,254,799)	168,147,991
- Revolving	14,506,252	2,854,058	(653,402)	16,706,908
Individuals	**403,305,393**	**29,971,400**	**(11,890,793)**	**421,386,000**
- Financing	144,876,576	10,656,024	(382,368)	155,150,232
- Borrowings	177,325,923	13,079,226	(7,006,017)	183,399,132
- Revolving	81,102,894	6,236,150	(4,502,408)	82,836,636
Total	**719,258,585**	**36,128,510**	**(17,071,678)**	**738,315,417**

(1) Of the total operations, R$646,664,319 thousand have low credit risk compared to the total portfolio. In addition, 58% of the operations are secured.

d) Reconciliation of expected losses from loans

R$ thousands

Stage 1	Balance on December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Constitution/ (Reversion)	Balance on June 30, 2026
Companies	**3,014,137**	**(151,583)**	**(123,323)**	**47,489**	**72,139**	**(287,595)**	**2,571,264**
- Financing	744,812	(26,893)	(10,492)	12,604	17,410	(140,591)	596,850
- Borrowings	1,917,021	(111,677)	(98,720)	32,837	51,252	(194,933)	1,595,780
- Revolving	352,304	(13,013)	(14,111)	2,048	3,477	47,929	378,634
Individuals	**6,290,262**	**(318,753)**	**(303,365)**	**256,664**	**310,673**	**(358,781)**	**5,876,700**
- Financing	506,205	(50,242)	(33,096)	44,783	42,749	(67,530)	442,869
- Borrowings	3,831,979	(209,353)	(258,531)	182,934	153,943	(151,358)	3,549,614
- Revolving	1,952,078	(59,158)	(11,738)	28,947	113,981	(139,893)	1,884,217
Total	**9,304,399**	**(470,336)**	**(426,688)**	**304,153**	**382,812**	**(646,376)**	**8,447,964**

R$ thousands

Stage 2	Balance on December 31, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Constitution/ (Reversion)	Balance on June 30, 2026
Companies	**1,349,825**	**(47,489)**	**(471,877)**	**151,583**	**363,326**	**499,093**	**1,844,461**
- Financing	229,533	(12,604)	(54,580)	26,893	2,097	50,334	241,673
- Borrowings	922,561	(32,837)	(312,018)	111,677	356,347	285,511	1,331,241
- Revolving	197,731	(2,048)	(105,279)	13,013	4,882	163,248	271,547
Individuals	**3,842,292**	**(256,664)**	**(1,753,270)**	**318,753**	**646,314**	**1,375,502**	**4,172,927**
- Financing	510,253	(44,783)	(180,053)	50,242	32,081	152,905	520,645
- Borrowings	2,483,313	(182,934)	(1,120,059)	209,353	547,588	690,274	2,627,535
- Revolving	848,726	(28,947)	(453,158)	59,158	66,645	532,323	1,024,747
Total	**5,192,117**	**(304,153)**	**(2,225,147)**	**470,336**	**1,009,640**	**1,874,595**	**6,017,388**

Stage 3	R$ thousands							
	Balance on December 31, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2026
Companies	**12,088,629**	**(72,139)**	**(363,326)**	**123,323**	**471,877**	**4,087,556**	**(5,490,336)**	**10,845,584**
- Financing	1,914,855	(17,410)	(2,097)	10,492	54,580	(8,020)	(233,184)	1,719,216
- Borrowings	9,020,147	(51,252)	(356,347)	98,720	312,018	3,362,121	(4,592,178)	7,793,229
- Revolving	1,153,627	(3,477)	(4,882)	14,111	105,279	733,455	(664,974)	1,333,139
Individuals	**21,761,996**	**(310,673)**	**(646,314)**	**303,365**	**1,753,270**	**13,431,948**	**(13,474,911)**	**22,818,681**
- Financing	2,689,704	(42,749)	(32,081)	33,096	180,053	792,685	(624,822)	2,995,886
- Borrowings	11,744,256	(153,943)	(547,588)	258,531	1,120,059	8,147,352	(8,566,383)	12,002,284
- Revolving	7,328,036	(113,981)	(66,645)	11,738	453,158	4,491,911	(4,283,706)	7,820,511
Total	**33,850,625**	**(382,812)**	**(1,009,640)**	**426,688**	**2,225,147**	**17,519,504**	**(18,965,247)**	**33,664,265**

Consolidated - All stages	R$ thousands			
	Balance on December 31, 2025	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2026
Companies	**16,452,591**	**4,299,054**	**(5,490,336)**	**15,261,309**
- Financing	2,889,200	(98,277)	(233,184)	2,557,739
- Borrowings	11,859,729	3,452,699	(4,592,178)	10,720,250
- Revolving	1,703,662	944,632	(664,974)	1,983,320
Individuals	**31,894,550**	**14,448,669**	**(13,474,911)**	**32,868,308**
- Financing	3,706,162	878,060	(624,822)	3,959,400
- Borrowings	18,059,548	8,686,268	(8,566,383)	18,179,433
- Revolving	10,128,840	4,884,341	(4,283,706)	10,729,475
Total	**48,347,141**	**18,747,723**	**(18,965,247)**	**48,129,617**

(1) Relates to early settlements, maturities and modifications.

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Constitution/ (Reversion)	Balance on June 30, 2025
							R$ thousands
Companies	**3,594,618**	**(135,222)**	**(100,934)**	**68,897**	**71,089**	**(98,419)**	**3,400,029**
- Financing	1,001,834	(30,370)	(7,135)	14,240	30,928	(61,514)	947,983
- Borrowings	2,273,738	(95,034)	(84,341)	52,280	38,234	(103,030)	2,081,847
- Revolving	319,046	(9,818)	(9,458)	2,377	1,927	66,125	370,199
Individuals	**6,157,999**	**(251,157)**	**(220,662)**	**285,548**	**471,951**	**(290,232)**	**6,153,447**
- Financing	437,710	(34,820)	(21,409)	41,802	47,798	(21,240)	449,841
- Borrowings	3,845,053	(163,508)	(189,227)	218,977	230,615	(131,585)	3,810,325
- Revolving	1,875,236	(52,829)	(10,026)	24,769	193,538	(137,407)	1,893,281
Total	**9,752,617**	**(386,379)**	**(321,596)**	**354,445**	**543,040**	**(388,651)**	**9,553,476**

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Constitution/ (Reversion)	Balance on June 30, 2025
							R$ thousands
Companies	**988,363**	**(68,897)**	**(363,915)**	**135,222**	**75,863**	**305,782**	**1,072,418**
- Financing	238,312	(14,240)	(54,843)	30,370	5,274	84,083	288,956
- Borrowings	619,065	(52,280)	(239,892)	95,034	68,244	112,336	602,507
- Revolving	130,986	(2,377)	(69,180)	9,818	2,345	109,363	180,955
Individuals	**3,236,267**	**(285,548)**	**(1,428,723)**	**251,157**	**943,690**	**927,902**	**3,644,745**
- Financing	414,750	(41,802)	(133,400)	34,820	39,001	128,568	441,937
- Borrowings	2,158,363	(218,977)	(954,727)	163,508	853,621	408,976	2,410,764
- Revolving	663,154	(24,769)	(340,596)	52,829	51,068	390,358	792,044
Total	**4,224,630**	**(354,445)**	**(1,792,638)**	**386,379**	**1,019,553**	**1,233,684**	**4,717,163**

R$ thousands

Stage 3	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Constitution/ (Reversion)	(Write off)	Balance on June 30, 2025
Companies	**15,090,689**	**(71,089)**	**(75,863)**	**100,934**	**363,915**	**4,146,169**	**(5,180,885)**	**14,373,870**
- Financing	2,180,059	(30,928)	(5,274)	7,135	54,843	212,667	(272,684)	2,145,818
- Borrowings	12,049,650	(38,234)	(68,244)	84,341	239,892	3,255,682	(4,254,799)	11,268,288
- Revolving	860,980	(1,927)	(2,345)	9,458	69,180	677,820	(653,402)	959,764
Individuals	**21,391,524**	**(471,951)**	**(943,690)**	**220,662**	**1,428,723**	**11,302,958**	**(11,890,793)**	**21,037,433**
- Financing	1,790,547	(47,798)	(39,001)	21,409	133,400	794,403	(382,368)	2,270,592
- Borrowings	12,686,999	(230,615)	(853,621)	189,227	954,727	6,123,736	(7,006,017)	11,864,436
- Revolving	6,913,978	(193,538)	(51,068)	10,026	340,596	4,384,819	(4,502,408)	6,902,405
Total	**36,482,213**	**(543,040)**	**(1,019,553)**	**321,596**	**1,792,638**	**15,449,127**	**(17,071,678)**	**35,411,303**

R$ thousands

Consolidated - All stages	Balance on January 1, 2025	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**19,673,670**	**4,353,532**	**(5,180,885)**	**18,846,317**
- Financing	3,420,205	235,236	(272,684)	3,382,757
- Borrowings	14,942,453	3,264,988	(4,254,799)	13,952,642
- Revolving	1,311,012	853,308	(653,402)	1,510,918
Individuals	**30,785,790**	**11,940,628**	**(11,890,793)**	**30,835,625**
- Financing	2,643,007	901,731	(382,368)	3,162,370
- Borrowings	18,690,415	6,401,127	(7,006,017)	18,085,525
- Revolving	9,452,368	4,637,770	(4,502,408)	9,587,730
Total	**50,459,460**	**16,294,160**	**(17,071,678)**	**49,681,942**

(1) Relates to early settlements, maturities and modifications.

e) Restructured Loans Operations

The total balance of "Loans Operations" associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of restructured loans:

	R$ thousands	
	2026	2025
Opening balances	**26,612,639**	**34,755,068**
Amount restructured (1)	11,278,524	9,346,545
Amount received/Others (2)	(6,832,382)	(7,109,584)
Write-offs	(5,406,068)	(6,938,268)
Balance on June 30	**25,652,713**	**30,053,761**
Expected credit losses associated with credit risk	(12,817,522)	(16,866,762)
Total of restructured loan operations, net of expected loss	**12,835,191**	**13,186,999**

Expected loss on restructured loan operations as a percentage of total restructured loan operations	50.1%	56.1%
Total of restructured loan operations as a percentage of the total credit portfolio	3.1%	4.1%
Total restructured loan operations as a percentage of the total loans, net of expected loss	3.3%	4.4%

(1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows; and

(2) Includes the settlement of restructured contracts through the realization of new operations.

At the time a loan is modified, Management considers the new loan's conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance accounts, as well as any gains from restructurings, are recognized only when received.

f) Expected losses net of recoveries

Provision expense for expected losses associated with credit risk, net of recovery of written-off credits.

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Amount recorded	20,994,616	17,123,425
Amount recovered	(3,454,971)	(2,719,118)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**17,539,645**	**14,404,307**

(1) In the six-month period ended June 30, 2026, there were credit assignments for operations already written off as losses in the amount of R$24,739 thousand (2025 – R$605,555 thousand), whose sales value was R$10,432 thousand (2025 – R$86,357 thousand) and credit assignments for active operations in the amount of R$249,571 thousand (2025 – R$2,662 thousand), whose sales value was R$35,770 thousand (2025 – R$76 thousand), without retention of risks and benefits.

g) Items not recorded on the balance sheet

The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance):

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Loan commitments (1)	363,924,389	358,376,828
Financial guarantees (2)	130,326,580	125,119,738
Letters of credit for imports	1,084,002	356,071
Total	**495,334,971**	**483,852,637**

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments.

Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management.

The letters of credit are commitments issued to ensure a client's performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions.

13) OTHER FINANCIAL ASSETS

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Receivables related to payment transactions (1)	68,847,801	68,690,210
Trade and credit receivables (1)	27,700,597	30,918,155
Debtors for escrow deposits	23,919,412	23,808,198
Advances on foreign exchange contracts (1)	13,684,765	12,094,380
Receivables	6,288,567	5,817,881
Specific amounts	8,491,500	8,309,872
Securities trading	6,867,088	6,014,189
Other	3,748,402	2,981,601
Total	**159,548,132**	**158,634,486**

(1) Includes transactions with credit characteristics, totaling R$105,464,623 thousand.

14) NON-FINANCIAL ASSETS HELD FOR SALE

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Non-current assets held for sale and discontinued operations		
Real estate	1,972,596	1,184,225
Vehicles and similar	552,310	426,895
Machinery and equipment	2,659	1,742
Total (1)	**2,527,565**	**1,612,862**

(1) Net balances of provisions for impairment of assets.

Assets received in full or partial settlement of debtors' payment obligations are classified as non-financial assets held for sale, to be disposed of through auction processes, which generally occur within one year. Non-financial assets held for sale are intended for disposal, for which sale in their present condition is highly probable, and the completion of the sale is expected to occur within one year.

15) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of Investments in associates and jointly controlled entities (joint venture)

R$ thousands

Companies	On June 30, 2026										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	103,463	5,034,950	1,920,810	4,478,919	1,959,527	(5,966)	139	(5,827)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	262,769	852,632	2,425,216	655,849	1,551,726	13,651	-	13,651
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	497,429	2,653,964	1,956,270	2,650,068	954,826	10,405	(5,645)	4,760
Elo Participações Ltda. (3)	São Paulo - Brazil	50.01%	50.01%	1,638,556	1,687,010	6,522,791	579,228	4,354,122	437,240	(71,222)	366,018
Other (4)				12,217,698					527,215		
Total on June 30, 2026				**14,719,915**					**982,545**		**-**

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. As of June 30, 2026, the Organization received dividends and/or interest on equity of R$46,800 thousand relating to the Company Swiss Re Corporate Solutions Brasil;
(3) Brazilian company, provider of services related to credit and debit cards and other means of payment. For the six-month period ended June 30, 2026, the Organization received dividends and/or interest on shareholders' equity totaling R$203,544 thousand from Elo Participações Ltda.; and
(4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends of R$107,841 thousand in the six-month period ended June 30, 2026 from other companies.

Companies											R$ thousands
	On December 31, 2025								For the six-month period ended June 30, 2025		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income/(loss)	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	109,290	5,862,399	2,236,478	5,255,969	2,299,487	20,138	1,154	21,292
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	249,118	766,711	2,473,255	668,796	1,579,574	6,714	-	6,714
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	534,853	3,075,599	2,171,323	3,187,083	959,644	8,217	(8,401)	(184)
Elo Participações Ltda. (3)	São Paulo - Brazil	50.01%	50.01%	1,305,990	1,433,582	6,152,357	597,993	4,375,461	398,105	(71,720)	326,386
Other (4)				11,149,182					449,104		
Total on December 31, 2025				**13,348,433**							
Total on June 30, 2025									**882,278**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the consolidated financial statements, permitted by regulation;
(3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and
(4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends of R$123,957 thousand in the six-month period ended June 30, 2025 from Cielo S.A.

16) PREMISES AND EQUIPMENT

a) Compositon by class of premises and equipment

						R$ thousands
	Balance on June 30, 2026					Carrying amount on December 31, 2025
	Depreciation rate	Cost	Accumulated depreciation/ amortization	Accumulated impairment of non-financial assets	Carrying amount	
Buildings	4%	1,635,045	(1,137,314)	(224)	497,507	342,296
Land	-	705,034	-	-	705,034	699,712
Installations, property and equipment for use	10%	5,089,577	(2,789,007)	(782)	2,299,788	2,305,891
Rights of Use	-	3,260,984	(1,172,882)	-	2,088,102	2,157,630
Security and communication systems	10% to 20%	367,672	(250,339)	(1,904)	115,429	124,830
Data processing systems	20% to 40%	7,616,015	(5,332,185)	(5,556)	2,278,274	2,408,924
Transportation systems	10% to 20%	314,971	(151,050)	-	163,921	178,496
Assets under construction	-	398,996	-	-	398,996	408,830
Balance on June 30, 2026		**19,388,294**	**(10,832,777)**	**(8,466)**	**8,547,051**	
Balance on December 31, 2025		**18,958,155**	**(10,320,008)**	**(11,538)**		**8,626,609**

We have entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation.

b) Net change in premises and equipment in use by class

R$ thousands

	Buildings	Land	Installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Other (1)	Total (2)
Balance on December 31, 2025	**342,296**	**699,712**	**2,305,891**	**124,830**	**2,408,924**	**178,496**	**2,566,460**	**8,626,609**
Additions / Reductions	181,165	5,322	268,759	2,423	205,094	639	385,893	1,049,295
Depreciation/Amortization	(25,954)	-	(274,862)	(11,824)	(335,744)	(15,214)	(465,255)	(1,128,853)
Balance on June 30, 2026	**497,507**	**705,034**	**2,299,788**	**115,429**	**2,278,274**	**163,921**	**2,487,098**	**8,547,051**
Balance on January 1, 2025	**330,752**	**713,838**	**2,079,067**	**119,670**	**3,432,633**	**207,142**	**547,277**	**7,430,379**
Additions / Reductions	68,249	(25,874)	(37,884)	10 ,438	(481,772)	357	2,731,244	2,264,758
Depreciation/Amortization	(23,703)	-	(251,639)	(14,323)	(361,310)	(16,524)	(590,841)	(1,258,340)
Balance on June 30, 2025	**375,298**	**687,964**	**1,789,544**	**115,785**	**2,589,551**	**190,975**	**2,687,680**	**8,436,797**

(1) Includes premises and equipment in Progress and Rights of Use; and
(2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21.

The fixed assets to shareholders' equity ratio is 31.6% (26.9% on December 31, 2025) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

17) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,407,879 thousand (R$4,061,719 thousand on December 31, 2025), net of provisions for impairment and accumulated amortization, of which:

(i) R$2,971,698 thousand (R$2,552,155 thousand on December 31, 2025) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and

(ii) R$1,436,181 thousand (R$1,509,564 thousand on December 31, 2025) arose from the acquisition of shares of subsidiaries, to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

Goodwill was amortized in the six-month period ended June 30, 2026, in the amount of R$157,714 thousand (2025 - R$165,243 thousand).

b) Intangible assets

Acquired intangible assets consist of:

						R$ thousands
	On June 30, 2026					Net cost on December 31, 2025 (2)
	Rate of Amortization (1)	Cost	Accumulated amortization	Impairment Loss Provisions for Assets	Net cost (2)	
Acquisition of rights to provide financial services	Contract	10,267,423	(5,161,424)	(57,921)	5,048,078	5,659,298
Software	Up to 10%	31,893,579	(17,705,377)	(7,049)	14,181,153	12,441,232
Goodwill (3)	Up to 20%	14,026,179	(12,486,291)	(103,707)	1,436,181	1,509,564
Other	Contract	2,310,846	(1,314,449)	-	996,397	1,058,828
Total on June 30, 2026		**58,498,027**	**(36,667,541)**	**(168,677)**	**21,661,809**	
Total on December 31, 2025		**55,101,662**	**(34,014,565)**	**(418,175)**		**20,668,922**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";

(2) Net amortization cost and provisions for impairment of assets; and

(3) On June 30, 2026, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$676,281 thousand (R$700,167 thousand on December 31, 2025), Odonto System – R$3,309 thousand (R$4,836 thousand on December 31, 2025), Bradescard Mexico – R$5,388 thousand (R$6,061 thousand on December 31, 2025), Kirton Bank - R$368,328 thousand (R$382,942 thousand on December 31, 2025), RCB Investimentos – R$3,364 thousand (R$4,485 thousand on December 31, 2025), Banco Digio – R$35,216 thousand (R$60,170 thousand on December 31, 2025) and Tivio Capital Distribuidora de Valores Mobiliários – R$83,223 thousand (R$98,069 thousand on December 31, 2025).

c) Changes in intangible assets by type

				R$ thousands
	On December 31, 2025	Additions/ (reductions)	Amortization for the period	On June 30, 2026
Acquisition of rights to provide financial services	5,659,298	336,861	(948,081)	5,048,078
Software	12,441,232	3,223,032	(1,483,111)	14,181,153
Goodwill – Future profitability	351,545	84,331	(107,197)	328,679
Goodwill – Based on intangible assets	809,501	-	(44,471)	765,030
Goodwill – Difference in fair value of assets/liabilities	348,518	-	(6,046)	342,472
Other	1,058,828	(25,009)	(37,422)	996,397
Total	**20,668,922**	**3,619,215**	**(2,626,328)**	**21,661,809**

	R$ thousands			
	On January 1st, 2025	Additions/ (reductions)	Amortization for the period	On June 30, 2025
Acquisition of rights to provide financial services	5,553,483	552,989	(944,232)	5,162,240
Software	10,287,797	1,536,887	(1,385,889)	10,438,795
Goodwill – Future profitability	660,471	547,528	(116,931)	1,091,068
Goodwill – Based on intangible assets	903,626	-	(45,412)	858,214
Goodwill – Difference in fair value of assets/liabilities	354,660	-	(2,900)	351,760
Other	1,230,115	59,979	(108,253)	1,181,841
Total	**18,990,152**	**2,697,383**	**(2,603,617)**	**19,083,918**

18) OTHER ASSETS

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Interbank and interdepartmental accounts	1,416,252	159,265
Other debtors	4,779,876	5,132,552
Prepaid expenses (i)	10,345,047	5,081,590
Other assets and values	91,450	92,925
Other (1)	5,966,782	5,670,921
Total	**22,599,407**	**16,137,253**

(1) Primarily includes inventories, receivables, other advances, prepaid expenses and reimbursable payments, as well as R$2,060,445 thousand (December 31, 2025: R$2,060,445 thousand) in shares of publicly traded companies received in settlement of obligations, recorded as investments held for sale in accordance with Resolution No. 4,817/20, and measured based on an independent valuation report. It also includes investment property amounting to R$1,253,209 thousand (December 31, 2025: R$1,383,569 thousand), with a fair value of R$2,772,199 thousand (December 31, 2025: R$2,667,698 thousand). The fair value of the properties was determined by independent appraisers in accordance with ABNT NBR 14.653 (Brazilian Technical Standards Association), using recognized valuation methodologies appropriate to the characteristics and market conditions of each property. The resulting values are properly supported and comply with the applicable regulations.

I) Prepaid expenses

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Deferred insurance acquisition costs (1)	3,989,968	3,324,757
Commission for the placement of loans and financing (2)	3,733	7,782
Advertising and marketing expenses (3)	287,604	135,435
Other (4)	6,063,742	1,613,616
Total	**10,345,047**	**5,081,590**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media;
(4) It includes, primarily: (i) the advance of the monthly contribution in the form of payment in a single installment to the Credit Guarantee Fund – FGC (note 40d); (ii) Prepayments of Information; and (iii) card issue costs.

19) DEPOSITS FROM BANKS

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,171,252	-	-	-	1,171,252	1,203,130
Interbank deposits	32,194,929	475,799	881,537	857,803	34,410,068	5,485,877
Securities sold under agreements to repurchase (a)	246,950,953	24,391,028	1,006,156	49,849,525	322,197,662	349,702,217
Borrowings (b)	7,577,212	18,736,609	12,312,949	3,294,910	41,921,680	38,999,650
On-lending ©	1,131,913	6,501,583	5,581,846	21,538,706	34,754,048	31,708,620
Total on June 30, 2026	**289,026,259**	**50,105,019**	**19,782,488**	**75,540,944**	**434,454,710**	
%	66.5	11.5	4.6	17.4	100.0	
Total on December 31, 2025	**327,014,095**	**56,709,308**	**20,169,509**	**23,206,582**		**427,099,494**
%	76.6	13.3	4.7	5.4		100.0

a) Securities sold under agreements to repurchase

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**112,526,055**	**7,778,502**	**992,666**	**49,849,525**	**171,146,748**	**189,066,034**
• Government securities	79,188,481	7,461,395	793,798	36,422,707	123,866,381	143,816,805
• Corporate securities	12,969,064	317,107	198,868	12,953,113	26,438,152	29,296,620
• Foreign	20,368,510	-	-	473,705	20,842,215	15,952,609
Sale of securities purchased under reverse repos (1)	**120,874,204**	**2,118,428**	-	-	**122,992,632**	**116,869,622**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**13,550,694**	**14,494,098**	**13,490**	-	**28,058,282**	**43,766,561**
Total on June 30, 2026	**246,950,953**	**24,391,028**	**1,006,156**	**49,849,525**	**322,197,662**	
%	76.6	7.6	0.3	15.5	100.0	
Total on December 31, 2025	**316,634,256**	**31,214,807**	**6,658**	**1,846,496**		**349,702,217**
%	90.6	8.9	-	0.5		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Overseas	**7,577,212**	**18,736,609**	**12,312,949**	**3,294,910**	**41,921,680**	**38,999,650**
Total on June 30, 2026	**7,577,212**	**18,736,609**	**12,312,949**	**3,294,910**	**41,921,680**	
%	18.1	44.6	29.4	7.9	100.0	
Total on December 31, 2025	**5,056,343**	**21,178,358**	**11,120,445**	**1,644,504**		**38,999,650**
%	13.0	54.3	28.5	4.2		100.0

c) On-lending [1]

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	R$ thousands
In Brazil	**1,131,913**	**6,501,583**	**5,581,846**	**21,538,706**	**34,754,048**	**31,708,620**
- FINAME	742,145	3,745,328	3,044,828	13,514,079	21,046,380	19,573,938
- BNDES	317,130	2,756,255	2,219,106	7,516,582	12,809,073	11,160,513
- National Treasury	-	-	317,912	-	317,912	481,783
- Other institutions	72,638		-	508,045	580,683	492,386
Total on June 30, 2026	**1,131,913**	**6,501,583**	**5,581,846**	**21,538,706**	**34,754,048**	
%	**3.3**	**18.6**	**16.1**	**62.0**	**100.0**	
Total on December 31, 2025	**1,175,067**	**4,086,293**	**7,310,814**	**19,136,446**		**31,708,620**
%	**3.7**	**12.8**	**23.1**	**60.4**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Borrowing:		
- In Brazil	81,355	102,819
- Overseas	653,846	619,779
- Foreign exchange variation from other assets and liabilities overseas	2,628,337	1,046,487
Subtotal borrowing	**3,363,538**	**1,769,085**
On-lending in Brazil:		
- BNDES	565,482	318,406
- FINAME	1,403,194	1,045,766
- National Treasury	20,060	15,118
- Other institutions	9,250	4,784
On-lending overseas:		
- Payables to foreign bankers	805,196	197,952
Subtotal on-lending	**2,803,182**	**1,582,026**
Total	**6,166,720**	**3,351,111**

e) Expenses for market funding

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Savings deposits	4,368,412	4,444,678
Time deposits	26,733,556	21,205,727
Securities sold under agreements to repurchase	22,139,339	17,095,940
Funds from securities issued (Note 21a)	20,511,479	13,084,137
Subordinated debt (Note 22b)	4,267,970	4,158,713
Other funding expenses	1,300,942	161,355
Total	**79,321,698**	**60,150,550**

20) DEPOSITS FROM CUSTOMERS

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	33,384,425	-	-	-	33,384,425	36,792,675
Savings deposits (1)	121,285,929	-	-	-	121,285,929	124,461,404
Time deposits (2)	49,927,274	68,753,461	93,919,870	379,655,794	592,256,399	560,020,072
Total on June 30, 2026	**204,597,628**	**68,753,461**	**93,919,870**	**379,655,794**	**746,926,753**	
%	**27.4**	**9.2**	**12.6**	**50.8**	**100.0**	
Total on December 31, 2025	**208,009,606**	**66,066,548**	**102,249,281**	**344,948,716**		**721,274,151**
%	**28.8**	**9.2**	**14.2**	**47.8**		**100.0**

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

21) SECURITIES ISSUED

R$ thousands

	On June 30, 2026					On December 31, 2025
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	1,049,234	5,685,137	10,501,510	64,579,282	81,815,163	75,321,675
- Letters of credit for agribusiness	890,428	3,719,342	5,023,839	47,261,544	56,895,153	54,287,950
- Financial bills	2,745,388	31,467,101	30,074,273	84,821,921	149,108,683	135,672,973
- Letters of credit guaranteed by property (1)	539,595	2,139,946	4,256,105	16,590,937	23,526,583	23,600,199
Subtotal	**5,224,645**	**43,011,526**	**49,855,727**	**213,253,684**	**311,345,582**	**288,882,797**
Securities – Overseas:						
- MTN Program Issues (2)	2,445,202	39,919	2,619,815	10,821,365	15,926,301	11,423,465
Subtotal	**2,445,202**	**39,919**	**2,619,815**	**10,821,365**	**15,926,301**	**11,423,465**
Structured Operations Certificates	**33,783**	**308,102**	**486,203**	**6,533,940**	**7,362,028**	**5,954,420**
Total on June 30, 2026	**7,703,630**	**43,359,547**	**52,961,745**	**230,608,989**	**334,633,911**	
%	**2.3**	**13.0**	**15.8**	**68.9**	**100.0**	
Total on December 31, 2025	**16,357,292**	**25,082,829**	**45,445,374**	**219,375,187**		**306,260,682**
%	**5.3**	**8.2**	**14.8**	**71.7**		**100.0**

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$30,633,517 thousand(R$29,496,034 thousand on December 31, 2025), which complies with the requirements determined by CMN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 214 and 235 months and a term of 62 and 23 months, the credit rights correspond to 1.55% of total assets and 31.95% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with CMN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of fund from securities issued

	R$ thousands	
	2026	2025
Opening balances	**306,260,682**	**257,977,344**
Issuance	61,731,914	68,141,958
Interest accrued	20,511,479	13,084,137
Settlement and interest payments	(52,868,831)	(59,028,326)
Exchange variation and others	(1,001,333)	1,215,064
Balance on June 30	**334,633,911**	**281,390,177**

22) SUBORDINATED DEBT

a) Composition by maturity

Maturity				R$ thousands
	Original term in years	Nominal amount	On June 30, 2026	On December 31, 2025
In Brazil				
Financial bills:				
2027	7	13,000	25,673	24,005
2026	8	694,800	1,484,292	1,380,842
2030	8	2,368,200	4,233,699	3,923,963
2027	9	89,700	201,162	187,469
2026	10	92,896	280,694	655,486
2027	10	256,243	625,678	586,866
2028	10	248,300	607,177	567,279
2030	10	124,500	225,200	213,615
2031	10	5,907,600	11,585,856	13,246,380
2032	10	5,378,500	9,593,787	8,884,021
2033	10	531,000	750,729	700,964
2035	10	2,503,500	2,702,068	2,519,653
2036	10	3,552,300	3,712,237	-
2026	11	-	-	4,531
2027	11	47,046	127,748	118,795
2028	11	74,764	188,028	176,548
Perpetual		17,680,500	18,673,946	21,524,109
Total (1) (2)			**55,017,974**	**54,714,526**

(1) Includes the amount of R$51,007,808 thousand (R$50,648,748 thousand on December 31, 2025), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and
(2) The information on results is presented in Note 19e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2026	2025
Opening balances	**54,714,526**	**57,458,927**
Issuance	3,552,300	5,555,700
Interest accrued	4,267,970	4,158,713
Settlement and interest payments	(7,516,822)	(6,919,722)
Balance on June 30	**55,017,974**	**60,253,618**

23) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Interbank and interdepartmental accounts	53,070,098	49,911,261
Securities trading	15,620,045	12,468,529
Financial instrument borrowing obligations	10,169,160	6,816,733
Lease liabilities (a)	2,861,419	3,247,390
Obligations for operations linked to assignment	3,431,492	3,488,479
Total	**85,152,214**	**75,932,392**

a) Leases liabilities

	R$ thousands
Balance on December 31, 2025	**3,247,390**
Additions/(Write-offs)	(41,017)
Payments	(499,279)
Appropriation of financial charges	154,325
Balance on June 30, 2026	**2,861,419**

Balance on January 1, 2025	**3,014,544**
Additions/(Write-offs)	1,126,587
Payments	(742,617)
Appropriation of financial charges	171,641
Balance on June 30, 2025	**3,570,155**

Maturity of leases

The maturity of these financial liabilities as of June 30, 2026 is divided as follows: R$714,594 thousand (R$730,937 thousand on December 31, 2025) up to one year, R$1,669,020 thousand (R$1,730,439 thousand on December 31, 2025) between 1 and 5 years and R$420,780 thousand (R$495,566 thousand on December 31, 2025) over 5 years.

Impact on the income statement

The impact on the income for the period ended June 30, 2026, was: "Expenses of depreciation" – R$469,138 thousand (2025 – R$590,841 thousand), "Interest and similar expenses" – R$154,325 thousand (2025 – R$171,641 thousand).

24) PROVISIONS

a) Insurance, Pension Plans and Capitalization bonds

I) Technical provisions

								R$ thousands
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,229,326	1,205,288	401,192,268	380,224,229	-	-	402,421,594	381,429,517
Mathematical reserve for vested benefits (PMBC)	469,515	452,783	12,906,167	12,634,815	-	-	13,375,682	13,087,598
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	8,595,111	8,577,383	8,595,111	8,577,383
Reserve for claims incurred but not reported (IBNR)	8,259,736	8,242,451	979,801	1,013,195	-	-	9,239,537	9,255,646
Unearned premium reserve	7,989,085	7,868,218	2,845,528	2,990,930	-	-	10,834,613	10,859,148
Reserve for unsettled claims (PSL)	8,187,647	8,253,820	1,562,345	1,379,945	-	-	9,749,992	9,633,765
Reserve for financial surplus (PET)	-	-	538,696	573,999	-	-	538,696	573,999
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,676,353	1,583,685	1,676,353	1,583,685
Other provisions	5,067,520	5,019,655	5,729,351	5,867,928	100,032	105,929	10,896,903	10,993,512
Total technical provisions	**31,202,829**	**31,042,215**	**425,754,156**	**404,685,041**	**10,371,496**	**10,266,997**	**467,328,481**	**445,994,253**

II) Guarantees for technical provisions

R$ thousands

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025
Total technical provisions	**31,202,829**	**31,042,215**	**425,754,156**	**404,685,041**	**10,371,496**	**10,266,997**	**467,328,481**	**445,994,253**
(-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4)	-	-	(366,371,141)	(347,205,689)	-	-	(366,371,141)	(347,205,689)
(-) Commercialization surcharge – extended warranty	(302,900)	(310,981)	-	-	-	-	(302,900)	(310,981)
(-) Portion corresponding to contracted reinsurance	(13,909)	(32,532)	(25,581)	(14,585)	-	-	(39,490)	(47,117)
(-) Premiums receivables	(3,111,664)	(3,038,361)	-	-	-	-	(3,111,664)	(3,038,361)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,833,112)	(2,708,907)	-	-	-	-	(2,833,112)	(2,708,907)
(-) Other deductions - Health and dental insurance (3)	(5,441,159)	(5,102,720)	-	-	-	-	(5,441,159)	(5,102,720)
Technical provisions to be covered	**19,500,085**	**19,848,714**	**59,357,434**	**57,464,767**	**10,371,496**	**10,266,997**	**89,229,015**	**87,580,478**
Investment fund quotas (excluding VGBL and PGBL)	6,776,921	9,478,221	23,964,716	23,454,951	4,559,445	5,869,752	35,301,082	38,802,924
Government securities	17,183,181	14,159,178	35,713,294	33,525,466	5,994,101	4,501,219	58,890,576	52,185,863
Stocks	-	-	817,920	1,606,238	-	-	817,920	1,606,238
Private securities	231,245	230,593	374,883	373,042	-	-	606,128	603,635
Total assets held to guarantee technical provisions	**24,191,347**	**23,867,992**	**60,870,813**	**58,959,697**	**10,553,546**	**10,370,971**	**95,615,706**	**93,198,660**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,909,701 thousand (R$4,882,897 thousand on December 31, 2025) and the Reserve for Related Expenses of R$125,054 thousand (R$106,272 thousand on December 31, 2025);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,679,222 thousand (R$4,696,501 thousand on December 31, 2025), "Reserve for related expenses" of R$317,639 thousand (R$309,684 thousand on December 31, 2025);

(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and

(4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions.

III) Income from insurance, pension plans and capitalization bonds

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Written premiums	39,205,001	36,011,945
Pension plan contributions (including VGBL)	16,207,743	19,573,263
Capitalization bond revenues	2,806,589	3,637,875
Ceded coinsurance premiums	(23,196)	(25,414)
Refunded premiums	(12,348)	(12,895)
Insurance, pension plan and capitalization bond net premiums written	**58,183,789**	**59,184,774**
Reinsurance premiums paid	(30,849)	(5,145)
Insurance, pension plan and capitalization bond retained premiums	**58,152,940**	**59,179,629**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(19,809,766)	(23,926,475)
Capitalization bond prize draws and redemptions	(2,428,195)	(3,166,747)
Retained claims	(25,377,882)	(22,853,194)
Insurance, pension plan and capitalization expenses	(2,711,857)	(2,277,028)
Other income from insurance, pension plans and capitalization bonds	**7,825,240**	**6,956,185**

b) Other provisions

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Provision for contingencies (Note 25)	17,289,169	18,030,353
Other (1)	16,685,740	17,430,161
Total	**33,974,909**	**35,460,514**

(1) Primarily includes provisions for payments to be made related to obligations with employees and other administrative provisions.

25) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

The Organization is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications. The constitution of the provision, considers the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and correction of the averages calculated, in addition to individual assessment in specific cases.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned, following criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

III - Provision for tax risks

The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,571,863 thousand (R$3,467,535 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- PIS and Cofins - R$993,835 thousand (R$951,899 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$577,634 thousand (R$560,495 thousand on December 31, 2025): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Changes in provisions by nature

				R$ thousands
	Labor	Civil	Tax	Total
Balance on December 31, 2025	**4,361,652**	**6,918,859**	**6,749,842**	**18,030,353**
Adjustment for inflation	43,787	164,638	173,669	382,094
Provisions, net of (reversals and write-offs)	1,336,530	1,511,291	(286,869)	2,560,952
Payments	(1,364,239)	(1,593,563)	(726,428)	(3,684,230)
Balance on June 30, 2026	**4,377,730**	**7,001,225**	**5,910,214**	**17,289,169**

				R$ thousands
	Labor	Civil	Tax	Total
Balance on January 1, 2025	**2,613,403**	**7,827,251**	**7,457,160**	**17,897,814**
Adjustment for inflation	141,924	250,017	236,410	628,351
Provisions, net of (reversals and write-offs)	2,885,618	825,165	1,393,901	5,104,684
Payments	(1,790,019)	(1,550,858)	(589,817)	(3,930,694)
Balance on June 30, 2025	**3,850,926**	**7,351,575**	**8,497,654**	**19,700,155**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the consolidated financial statements and totaled, on June 30, 2026, for labor claims R$1,570,998 thousand (R$1,456,696 thousand December 31, 2025), for civil claims R$11,935,058 thousand (R$11,124,335 thousand on December 31, 2025) and for tax proceedings R$38,298,486 thousand (R$43,095,893 thousand on December 31, 2025).

The main tax proceedings with this classification are:

- COFINS – 1999 to 2014 – R$10,767,383 thousand (R$10,475,878 thousand on December 31, 2025): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$6,587,474 thousand (R$11,141,274 thousand on December 31, 2025): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization. In the quarter, the Organization opted to settle debts, considering the benefits provided for in Law No. 14,689/2023 (Quality Vote Law), resulting in the exclusion of interest and fines and the settlement of the principal through full use of CSLL Tax Loss and Negative Base credits, in the amount of R$1,780,614 thousand;

- IRPJ and CSLL – 2006 to 2021 – R$7,541,566 thousand (R$7,749,082 thousand on December 31, 2025), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,489,055 thousand (R$3,502,232 thousand on December 31, 2025): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$2,087,216 thousand (R$1,967,940 thousand on December 31, 2025): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 to 2021 – R$990,148 thousand (R$933,359 thousand on December 31, 2025): IRPJ/CSLL assessments questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP);

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$861,392 thousand (R$835,865 thousand on December 31, 2025): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$208,115 thousand (R$202,467 thousand on December 31, 2025): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

26) OTHER LIABILITIES

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Sundry creditors	8,266,078	7,717,586
Social and statutory	10,925,256	9,111,650
Taxes and contributions	6,011,774	1,030,874
Foreign currency payment orders	3,717,133	3,981,481
Obligations for quotas of investment funds	9,859,565	3,799,034
Tax and Social Security	1,512,215	2,272,401
Credit card operations	1,389,257	1,310,188
Anticipated administration fee	1,117,197	1,045,207
Liabilities for acquisition of assets and rights	1,243,009	625,933
Other (1)	7,475,338	6,990,616
Total	**51,516,822**	**37,884,970**

(1) Includes credits for resources to be released and obligations for payment resources.

27) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2026	On December 31, 2025
Common	5,303,870,781	5,303,870,781
Preferred	5,288,141,247	5,288,141,247
Subtotal	**10,592,012,028**	**10,592,012,028**
Treasury (common shares) (1)	(10,650,000)	(7,500,000)
Treasury (preferred shares) (1)	(10,650,000)	(7,500,000)
Total outstanding shares	**10,570,712,028**	**10,577,012,028**

(1) In February 2026, 6,300,000 shares were acquired in Treasury, of which 3,150,000 were common shares and 3,150,000 were preferred shares.

b) Changes in share capital

In the Special Shareholders' Meeting of March 10, 2026, the approval was proposed by the Board of Directors to increase the capital stock by R$6,670,000 thousand, increasing it from R$87,100,000 thousand to R$93,770,000 thousand, without issuing shares, through the capitalization of part of the balance of the account "Profit Reserves - Legal Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76.

At a meeting of the Board of Directors held on July 29, 2026, the Company's share capital increase was approved. The transaction reflects the controlling shareholders' confidence in the Company's transformation plan and is intended to strengthen strategic investments aimed at value creation and enhancing competitiveness.

The capital increase will amount to up to R$10 billion, with the controlling shareholders committing to subscribe a minimum amount of R$8 billion and will be carried out through the private subscription of up to 302,876,396 new common shares and up to 301,976,357 new preferred shares. In addition, the advance payment of R$6,5 billion in Interest on Shareholders' Equity (JCP) was approved for September 15, 2026, to enable shareholders to use such proceeds to subscribe for the new shares.

c) Profit reserves

	R$ thousands	
	On June 30, 2026	On December 31, 2025
Profit reserves		
- Legal reserve (1)	9,290,676	15,356,673
- Statutory reserve (2)	79,214,429	75,708,214
Total	**88,505,105**	**91,064,887**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on March 25, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2026, in the amount of R$3,000,000 thousand, which represents R$0.270307744 per common share and R$0.297338519 per preferred share, whose payment will occur until October 30, 2026.

At a meeting of the Board of Directors on June 23, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2026, in the amount of R$3,500,000 thousand, which represents R$0.315359035 per common share and R$0.346894939 per preferred share, whose payment will occur until January 29, 2027.

Interest on shareholders' equity for the six-month period ended June 30, 2026, is calculated as follows:

	R$ thousands	% (1)
Net income	12,080,064	
(-) Legal reserve	604,003	
Adjusted calculation basis	**11,476,061**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,148,877	
Provisioned intermediary interest on shareholders' equity (gross)	6,500,000	
Additional provisioned interest on equity (gross)	320,969	
Withholding income tax on interest on shareholders' equity	(1,394,723)	
nterest on shareholders' equity (net) accumulated on June 30, 2026	**6,575,123**	**57.29**
nterest on shareholders' equity (net) accumulated on June 30, 2025	**5,817,433**	**51.59**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/ provisioned	Withholding Income Tax (IRRF) (17.5%) (2)	Net paid/ provisioned amount
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,148,877	201,053	947,824
Intermediary interest provisioned on shareholders' equity (1)	0.585667	0.644233	6,500,000	1,137,500	5,362,500
Supplementary interest on shareholders' equity provisioned	0.028920	0.031812	320,969	56,170	264,799
Total accrued on June 30, 2026	**0.718086**	**0.789895**	**7,969,846**	**1,394,723**	**6,575,123**

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/ provisioned	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,149,939	172,491	977,448
Intermediary interest on shareholders' equity paid	0.477259	0.524985	5,300,000	795,000	4,505,000
Supplementary interest on shareholders´ equity paid	0.035488	0.039037	394,100	59,115	334,985
Total accrued on June 30, 2025	**0.616246**	**0.677871**	**6,844,039**	**1,026,606**	**5,817,433**

(1) To be paid on September 15, 2026; and
(2) Increase in the rate from January 1, 2026, according to Complementary Law No. 224/2025.

e) Treasury shares

On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On June 30, 2026, 10,650,000 commmon share and 10,650,000 preferred shares remained in treasury, amounting to R$288,591 thousand (2025 – R$168,625 thousand). The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$12.14 and R$17.68 and per preferred share (PN) is R$11.53, R$13.47 and R$20.40 respectively.

f) Earnings per share

i. Basics earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Six-month period ended June 30	
	2026	2025
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**5,752,411**	**5,651,865**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**6,327,653**	**6,217,052**
Weighted average number of common shares outstanding (thousands)	5,293,865	5,298,224
Weighted average number of preferred shares outstanding (thousands)	5,278,135	5,282,494
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.09	1.07
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.20	1.18

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

28) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2026, the balance of minority interests in subsidiaries was R$1,717,216 thousand (R$795,562 thousand on December 31, 2025), represented, primarily by Bradsaúde S.A. (new corporate name of Odontoprev S.A.).

29) FEE AND COMMISSION INCOME

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Credit card income	5,392,612	5,011,395
Checking account	3,197,086	3,362,135
Consortium management	1,696,914	1,478,461
Capital markets/Financial advisory services	1,114,642	996,682
Collections	612,464	691,233
Asset management	739,570	682,262
Custody and brokerage services	1,163,209	966,798
Loans	1,230,462	1,294,273
Payments	213,351	181,707
Other	437,972	374,543
Total	**15,798,282**	**15,039,489**

30) PAYROLL AND RELATED BENEFITS

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Salaries	7,337,813	6,749,017
Benefits	2,610,766	2,714,106
Social security charges	2,221,399	2,293,951
Employee profit sharing	1,204,521	1,045,628
Training	47,508	42,771
Total	**13,422,007**	**12,845,473**

31) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Outsourced services	2,362,185	2,490,258
Depreciation and amortization	2,649,386	2,691,397
Data processing	1,847,550	1,281,410
Communication	327,952	327,402
Asset maintenance	542,203	653,062
Financial system services	806,518	806,994
Advertising and marketing	720,914	585,608
Security and surveillance	222,220	241,780
Transport	284,929	313,755
Water, electricity and gas	145,197	155,605
Supplies	55,526	55,091
Travel	118,086	93,026
Rental	49,500	51,035
Other	1,024,254	977,170
Total	**11,156,420**	**10,723,593**

32) TAX EXPENSES

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Contribution for Social Security Financing (COFINS)	3,002,900	2,913,515
Social Integration Program (PIS) contribution	543,297	496,435
Tax on Services (ISSQN)	558,588	516,544
Municipal Real Estate Tax (IPTU) expenses	76,685	80,982
Other	175,395	146,697
Total	**4,356,865**	**4,154,173**

33) OTHER OPERATING INCOME

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Other interest income	1,298,566	1,646,936
Reversal of other operating provisions	1,120,601	862,409
Revenues from recovery of charges and expenses	665,120	450,113
Other (1)	2,307,379	2,272,970
Total	**5,391,666**	**5,232,428**

(1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification.

34) OTHER OPERANTING EXPENSES

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Other finance costs	530,017	676,214
Sundry losses	276,543	402,369
Discount granted	1,717,954	1,129,704
Commissions on loans and financing	320,199	213,085
Intangible assets amortization - payroll	948,081	944,232
Goodwill amortization (Note 17a)	157,714	165,243
Card sales expenses	2,511,831	2,126,035
Other (1)	6,198,786	5,749,750
Total	**12,661,125**	**11,406,632**

(1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification.

35) NON-OPERATING INCOME (LOSS)

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Gain/loss on sale and write-off of assets and investments	85,137	77,192
Recording/reversal of non-operating provisions (1)	(71,453)	(191,854)
Other	14,111	24,661
Total	**27,795**	**(90,001)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

36) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Income before income taxes	**14,801,245**	**10,786,143**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(6,660,560)	(4,853,764)
Effect on the tax calculation:		
Equity investment in associates and jointly controlled companies	442,145	397,025
Net non-deductible expenses of non-taxable income	812,423	1,695,531
Interest on shareholders' equity (paid and payable)	3,586,430	3,079,818
Other amounts (1)	(743,053)	907,541
Income tax and social contribution for the period (2)	**(2,562,615)**	**1,226,151**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; (ii) write-off of tax losses and negative basis for settling debts with the benefit of Law 14,689/23 (Quality Vote Law) in the amount of R$1,780,614 thousand (Note 25c); and (iii) incentive deductions; and
(2) On June 30, 2026, IRPJ and CSLL expenses are made up of R$5,320,489 thousand of current taxes (2025 - R$(6,913,753) thousand and R$(7,883,104) thousand of deferred taxes (2025 - R$8,139,904 thousand).

b) Deferred income tax and social contribution

				R$ thousands
	Balance on December 31, 2025	**Amount recorded**	**Amount realized**	**Balance on June 30, 2026**
Expected credit losses associated with credit risk	82,240,802	4,863,822	(8,829,568)	78,275,056
Civil provisions	2,987,706	193,155	(197,691)	2,983,170
Tax provisions	2,714,477	146,589	(26,103)	2,834,963
Labor provisions	1,943,850	123,254	(116,811)	1,950,293
Non-current assets held for sale and discontinued operations	640,223	149,667	(246,304)	543,586
Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL)	34,104	1,238	(21,884)	13,458
Amortization of goodwill	235,688	6,277	(60)	241,905
Other	6,484,527	1,820,928	(1,510,249)	6,795,206
Total deductible taxes on temporary differences	**97,281,377**	**7,304,930**	**(10,948,670)**	**93,637,637**
Income tax and social contribution losses in Brazil and overseas	18,682,204	1,318,024	(3,912,456)	16,087,772
Subtotal	**115,963,581**	**8,622,954**	**(14,861,126)**	**109,725,409**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	2,738,466	649,205	(373,433)	3,014,238
Total deferred tax assets	**118,702,047**	**9,272,159**	**(15,234,559)**	**112,739,647**
Deferred tax liabilities (Note 36d)	**5,450,471**	**2,213,497**	**(457,698)**	**7,206,270**
Deferred tax assets, net of deferred tax liabilities	**113,251,576**	**7,058,662**	**(14,776,861)**	**105,533,377**
- Percentage of net deferred tax assets on capital (Note 39b)	**64.7%**			**56.8%**
- Percentage of net deferred tax assets over total assets	**4.9%**			**4.3%**

				R$ thousands
	Balance on January 1, 2025	**Amount recorded**	**Amount realized**	**Balance on June 30, 2025**
Expected credit losses associated with credit risk	71,978,932	12,863,653	(9,272,604)	75,569,981
Civil provisions	3,427,730	252,717	(491,525)	3,188,922
Tax provisions	3,428,498	709,601	(672,346)	3,465,753
Labor provisions	1,165,970	591,631	(37,798)	1,719,803
Expected Losses on Financial Assets	699,332	131,436	(151,395)	679,373
Non-current assets held for sale and discontinued operations	15,812	250,642	(3,428)	263,026
Amortization of goodwill	226,255	7,375	(5,608)	228,022
Other	6,143,515	2,310,161	(2,411,023)	6,042,653
Total deductible taxes on temporary differences	**87,086,044**	**17,117,216**	**(13,045,727)**	**91,157,533**
Income tax and social contribution losses in Brazil and overseas	18,755,350	2,644,494	(405,389)	20,994,455
Subtotal	**105,841,394**	**19,761,710**	**(13,451,116)**	**112,151,988**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	3,354,802	266,091	(830,993)	2,789,900
Total deferred tax assets	**109,196,196**	**20,027,801**	**(14,282,109)**	**114,941,888**
Deferred tax liabilities (Note 36d)	**4,637,595**	**1,480,442**	**(525,438)**	**5,592,599**
Deferred tax assets, net of deferred tax liabilities	**104,558,601**	**18,547,359**	**(13,756,671)**	**109,349,289**
- Percentage of net deferred tax assets on capital (Note 39b)	**68.2%**			**67.2%**
- Percentage of net deferred tax assets over total assets	**5.1%**			**5.2%**

c) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On June 30, 2026 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2026	4,291,130	3,345,785	108,202	30,245	7,775,362
2027	8,703,299	6,884,476	166,215	61,217	15,815,207
2028	7,298,135	5,779,762	292,357	161,183	13,531,437
2029	6,569,791	5,208,208	581,094	391,988	12,751,081
2030	5,808,321	4,482,933	1,075,959	792,443	12,159,656
2031	4,310,788	3,373,517	1,631,994	1,238,932	10,555,231
2032	3,801,114	2,996,658	2,091,428	1,579,736	10,468,936
2033	3,572,833	2,824,218	2,397,934	1,861,487	10,656,472
2034	3,693,815	2,865,938	356,687	1,006,396	7,922,836
2035	4,390,567	3,436,349	142,274	120,001	8,089,191
Total	**52,439,793**	**41,197,844**	**8,844,144**	**7,243,628**	**109,725,409**

The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24.

On June 30, 2026, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$94,685,896 thousand (R$100,947,137 thousand on December 31, 2025), of which: R$81,514,939 thousand (R$85,872,618 thousand on December 31, 2025) of temporary differences and R$13,170,957 thousand (R$15,074,519 thousand on December 31, 2025) of tax loss and negative basis of social contribution.

d) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2025	Amount recorded	Realized/ Decrease	Balance on June 30, 2026
Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL)	474,115	833,994	(163,158)	1,144,951
Difference in depreciation	1,055,737	215,079	-	1,270,816
Monetary adjustment of judicial deposits	2,222,169	174,148	(26,940)	2,369,377
Other	894,524	848,432	(236,623)	1,506,333
Total deferred liabilities on temporary exclusions	**4,646,545**	**2,071,653**	**(426,721)**	**6,291,477**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	803,926	141,844	(30,977)	914,793
Total deferred tax expense (Note 36d)	**5,450,471**	**2,213,497**	**(457,698)**	**7,206,270**

	R$ thousands			
	Balance on January 1, 2025	Amount recorded	Realized/ Decrease	Balance on June 30, 2025
Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL)	443,139	376,264	(205,831)	613,572
Difference in depreciation	726,203	200,157	-	926,360
Monetary adjustment of judicial deposits	2,008,528	135,724	(41,027)	2,103,225
Other	1,003,150	599,639	(272,651)	1,330,138
Total deferred liabilities on temporary exclusions	**4,181,020**	**1,311,784**	**(519,509)**	**4,973,295**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	456,575	168,658	(5,929)	619,304
Total deferred tax expense (Note 36d)	**4,637,595**	**1,480,442**	**(525,438)**	**5,592,599**

37) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and income statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	15,372,519	177,416	(57,292)	15,492,643
Securities and derivative financial instruments	1,000,371,248	7,202,887	54,782,588	1,062,356,723
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	376,558,007	1,755,269	(285,436)	378,027,840
Loans and leases	667,168,672	13,497,725	(1,886,664)	678,779,733
Other financial assets	159,548,132	147,646	(1,642,355)	158,053,423
Non-current assets held for sale and discontinued operations	2,527,565	90,146	(632,296)	1,985,415
Investments in associates, jointly controlled entities, and other investments	14,719,915	(7,988,592)	-	6,731,323
Premises and equipment, net of depreciation	8,547,051	404,425	-	8,951,476
Intangible assets and goodwill, net of amortization	21,661,809	5,666,525	-	27,328,334
Compensation and deferred taxes	142,535,124	2,446,918	-	144,982,042
Other assets	22,599,407	1,485,677	(99,087)	23,985,997
Total on June 30, 2026	**2,431,609,449**	**24,886,042**	**50,179,458**	**2,506,674,949**
Total on December 31, 2025	**2,306,727,763**	**29,930,004**	**45,943,903**	**2,382,601,670**

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	434,454,710	8,656,708	45,649,752	488,761,170
Deposits from customers	746,926,753	197,722	2,791,603	749,916,078
Funds from securities issued	334,633,911	8,757,522	13,061,600	356,453,033
Subordinated debt	55,017,974	-	-	55,017,974
Other financial liabilities	85,152,214	(8,042,873)	(1,020,764)	76,088,577
Financial liabilities measured at fair value through profit or loss	33,659,437	-	152,805	33,812,242
Other financial instruments with credit risk exposure	2,946,355	1,518	-	2,947,873
Technical provisions for insurance, pension plans and capitalization bonds	467,328,481	-	-	467,328,481
Other provisions	33,974,909	1,054,419	(22,099)	35,007,229
Current and deferred income tax liabilities	9,050,340	323,870	(242)	9,373,968
Other liabilities	51,516,822	10,544,141	(10,433,197)	51,627,766
Equity attributable to shareholders of the parent	175,230,327	-	-	175,230,327
Non-controlling interests	1,717,216	3,393,015	-	5,110,231
Total on June 30, 2026	**2,431,609,449**	**24,886,042**	**50,179,458**	**2,506,674,949**
Total on December 31, 2025	**2,306,727,763**	**29,930,004**	**45,943,903**	**2,382,601,670**

R$ thousands

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	135,429,751	2,015,533	1,997,312	139,442,596
Expenses from financial intermediation	(85,488,418)	(803,490)	(3,546,888)	(89,838,796)
Net revenue from financial intermediation	**49,941,333**	**1,212,043**	**(1,549,576)**	**49,603,800**
Expected Losses on Financial Assets	(20,994,616)	(314,376)	-	(21,308,992)
Gross income from financial intermediation	**28,946,717**	**897,667**	**(1,549,576)**	**28,294,808**
Other income from insurance, pension plans and capitalization bonds	7,825,240	-	-	7,825,240
Fee and commission income	15,798,282	3,632,372	1,350,419	20,781,073
Personnel /Administrative Expenses	(24,578,427)	(1,274,259)	140,731	(25,711,955)
Tax expenses	(4,356,865)	(343,016)	-	(4,699,881)
Share of profit (loss) of associates and jointly controlled entities	982,545	(742,496)	-	240,049
IR/CSI and Other income/expenses	(12,537,428)	(2,170,268)	58,426	(14,649,270)
Net income accrued on June 30, 2026	**12,080,064**	**-**	**-**	**12,080,064**
Net income accrued on June 30, 2025	**11,868,917**	**-**	**-**	**11,868,917**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and

(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment - Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	13,447,494	5,388,030	190,700	6,187	254	(3,540,022)	15,492,643
Securities and derivative financial instruments	542,666,165	68,137,670	491,012,731	6,836	2,784,225	(42,250,904)	1,062,356,723
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	376,863,743	2,427,237	13,231	-	-	(1,276,371)	378,027,840
Loans and leases	610,575,606	96,436,500	-	-	-	(28,232,373)	678,779,733
Other financial assets	149,529,094	702,168	11,959,622	33,385	98,829	(4,269,675)	158,053,423
Non-current assets held for sale and discontinued operations	1,741,801	38,182	205,432	-	-	-	1,985,415
Investments in associates, jointly controlled entities, and other investments	88,276,645	-	6,549,551	-	27,595	(88,122,468)	6,731,323
Premises and equipment, net of depreciation	7,127,943	111,496	2,540,623	655	20,288	(849,529)	8,951,476
Intangible assets and goodwill, net of amortization	22,598,804	185,841	4,543,077	96	516	-	27,328,334
Compensation and deferred taxes	137,540,167	519,881	6,730,232	4,130	187,632	-	144,982,042
Other assets	16,957,635	1,613,158	5,413,160	570	5,448	(3,974)	23,985,997
Total on June 30, 2026	**1,967,325,097**	**175,560,163**	**529,158,359**	**51,859**	**3,124,787**	**(168,545,316)**	**2,506,674,949**
Total on December 31, 2025	**1,870,355,271**	**165,656,282**	**507,740,651**	**49,198**	**3,278,326**	**(164,478,058)**	**2,382,601,670**
Liabilities							
Deposits from banks	479,513,943	43,896,548	-	-	-	(34,649,321)	488,761,170
Deposits from customers	678,896,622	71,473,319	-	-	-	(453,863)	749,916,078
Funds from securities issued	380,858,606	15,782,114	-	-	-	(40,187,687)	356,453,033
Subordinated debt	55,017,974	-	-	-	-	-	55,017,974
Other financial liabilities	76,719,024	3,884	214,697	501	-	(849,529)	76,088,577
Financial liabilities measured at fair value through profit or loss	30,013,640	3,798,602	-	-	-	-	33,812,242
Other financial instruments with credit risk exposure	2,944,523	3,350	-	-	-	-	2,947,873
Technical provisions for insurance, pension plans and capitalization bonds	-	-	467,305,421	23,060	-	-	467,328,481
Other provisions	28,550,128	123,185	6,192,796	12,181	138,317	(9,378)	35,007,229
Current and deferred income tax liabilities	6,961,633	310,090	2,073,202	-	29,043	-	9,373,968
Other liabilities	49,088,334	1,386,870	5,357,543	3,554	64,535	(4,273,070)	51,627,766
Equity attributable to shareholders of the parent	175,230,327	-	-	-	-	-	175,230,327
Non-controlling interests	3,530,343	38,782,201	48,014,700	12,563	2,892,892	(88,122,468)	5,110,231
Total on June 30, 2026	**1,967,325,097**	**175,560,163**	**529,158,359**	**51,859**	**3,124,787**	**(168,545,316)**	**2,506,674,949**
Total on December 31, 2025	**1,870,355,271**	**165,656,282**	**507,740,651**	**49,198**	**3,278,326**	**(164,478,058)**	**2,382,601,670**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	130,048,784	5,393,586	4,717,584	24	188,454	(905,836)	139,442,596
Expenses from financial intermediation	(88,151,534)	(2,658,098)	(1,121)	-	-	971,957	(89,838,796)
Net revenue from financial intermediation	**41,897,250**	**2,735,488**	**4,716,463**	**24**	**188,454**	**66,121**	**49,603,800**
Expected Losses on Financial Assets	(20,691,231)	(617,761)	-	-	-	-	(21,308,992)
Gross income from financial intermediation	**21,206,019**	**2,117,727**	**4,716,463**	**24**	**188,454**	**66,121**	**28,294,808**
Other income from insurance, pension plans and capitalization bonds	-	-	7,792,100	14,092	-	19,048	7,825,240
Fee and commission income	19,073,835	636,058	1,076,048	-	70,685	(75,553)	20,781,073
Personnel /Administrative Expenses	(22,370,477)	(698,119)	(2,688,735)	(12,758)	(113,786)	171,920	(25,711,955)
Tax expenses	(3,865,033)	(11,506)	(807,008)	-	(16,334)	-	(4,699,881)
Share of profit (loss) of associates and jointly controlled entities	(180,531)	-	420,580	-	-	-	240,049
IR/CSI and Other income/expenses	(8,967,752)	(617,547)	(4,803,751)	(2,772)	(75,912)	(181,536)	(14,649,270)
Net income accrued on June 30, 2026	**4,896,061**	**1,426,613**	**5,705,697**	**(1,414)**	**53,107**	**-**	**12,080,064**
Net income accrued on June 30, 2025	**6,218,682**	**881,943**	**4,732,541**	**4,459**	**31,292**	**-**	**11,868,917**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

38) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025	On June 30, 2026	On December 31, 2025
Assets								
Securities and derivative financial instruments	-	-	15,508	15,086	-	-	15,508	15,086
Loans and other assets	9	11	5,401,731	4,515,700	244,577	185,425	5,646,317	4,701,136
Liabilities								
Demand deposits/Savings accounts	828	261	8,339	13,997	17,255	16,305	26,422	30,563
Time deposits	9,940,574	5,144,469	372,032	473,959	382,413	384,200	10,695,019	6,002,628
Securities sold under agreements to repurchase	-	289,285	354,310	683,359	-	-	354,310	972,644
Funds from issuance of securities and subordinated debts	28,525,560	28,982,300	-	-	922,414	912,486	29,447,974	29,894,786
Interest on own capital payable	3,383,110	3,171,676	-	-	-	-	3,383,110	3,171,676
Other liabilities	-	-	13,357,968	13,786,032	2,426	1,991	13,360,394	13,788,023

R$ thousands

	Six-month period ended June 30							
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2026	2025	2026	2025	2026	2025	2026	2025
Revenue and expenses								
Income from financial intermediation	-	-	102,767	(135,129)	4	8	102,771	(135,121)
Financial intermediation expenses	(2,473,788)	(1,965,282)	(49,385)	(87,116)	(81,112)	(110,870)	(2,604,285)	(2,163,268)
Income from services provided	63	80	247,195	209,312	188	191	247,446	209,583
Other expenses net of other operating revenues	102,197	98,601	(1,807,367)	(1,357,416)	(9,258)	(36,664)	(1,714,428)	(1,295,479)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 15; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2026, the maximum amount of R$1,534,560 thousand (2025 – R$1,183,531 thousand) was determined for the remuneration of the Directors and R$63,506 thousand (2025 – R$53,824 thousand) to cover pension plan contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

	R$ thousands	
	Six-month period ended June 30	
	2026	2025
Short, medium and long-term remuneration	728,805	569,998
Post-employment - Pension Plans	28,999	25,895
Total	**757,804**	**595,893**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On June 30, 2026	On December 31, 2025
• Common shares	0.32%	0.32%
• Preferred shares	1.05%	1.05%
• Total shares (1)	**0.69%**	**0.69%**

(1) On June 30, 2026, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.30% of common shares, 1.09% of preferred shares and 1.69% of all shares (2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares on December 31, 2025).

39) RISK AND CAPITAL MANAGEMENT

a) Risk management

For the first half of 2026, Bradesco maintained the criteria disclosed in the financial statements as of December 31, 2025, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values. In the second quarter of 2026, the sensitivity analysis methodology was revised, as described in item (d) under Market Risk.

Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report.

b) Capital Management

The Basel Ratio s one of the key indicators used in Capital Management to assess the adequacy of the Bank's capital in relation to its risk exposures. Capital strategies are designed to ensure the maintenance of capital levels consistent with the risk profile, strategic planning, and applicable regulatory requirements.

The table below presents the composition of Regulatory Capital and Risk-Weighted Assets, in accordance with the rules established by the Central Bank of Brazil. During the period under review, Bradesco fully complied with the applicable minimum capital requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On June 30, 2026 (1)	On December 31, 2025
	Calculation basis - Basel Ratio	
Regulatory capital - values		
Common equity	134,657,831	124,320,006
Level I	153,331,777	145,844,118
Reference Equity - RE	185,665,639	174,968,754
Risk-weighted assets (RWA) - amounts		
Total RWA	1,193,428,980	1,108,961,848
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.3%	11.2%
Tier I Capital	12.8%	13.2%
Basel Ratio	15.5%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.5%	2.5%
Additional Contracyclic Common Equity - ACPContracyclic	0.0%	0.0%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.0%	1.0%
Total ACP (2)	3.5%	3.5%
Excess Margin of Common Equity	3.3%	3.2%
Leverage Ratio (AR)		
Total exposure	2,259,417,567	2,141,573,090
AR	6.8%	6.8%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	254,271,122	253,255,892
Total net cash outflow	170,337,696	160,033,728
LCR	149.3%	158.3%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	1,141,719,488	1,136,032,540
Stable resources required (RSF)	947,130,624	925,369,687
NSFR	120.5%	122.8%

(1) Does not include all effects arising from the Bradsaúde S.A. transaction; and

(2) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Credit Risk

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case

of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On June 30, 2026		On December 31, 2025	
	Gross value	Expected credit losses	Gross value	Expected credit losses
Financial assets				
Cash and balances with banks (Note 5)	15,372,519	-	15,351,748	-
Financial assets measured at fair value through profit or loss (Note 6) (1)	548,592,332	(3,532,209)	530,456,510	(3,519,114)
Financial assets measured at fair value through other comprehensive income (Note 8) (1)	119,235,510	(10,733)	109,975,242	(22,679)
Securities at amortized cost (Note 9)	312,780,587	(4,774,823)	294,061,380	(3,598,822)
Interbank investment (Note 10)	255,213,538	-	235,485,054	-
Loans and leases (Note 12)	712,835,408	(45,666,736)	681,288,684	(45,915,731)
Other assets (Note 13)	162,362,431	(2,814,299)	161,901,541	(3,267,055)
Commitments to extend credit - off balance (Note 12)	363,924,389	(1,594,914)	358,376,828	(1,775,512)
Financial guarantees - off balance (Note 12)	130,326,580	(1,351,441)	125,119,738	(1,280,608)
Total risk exposure	**2,620,643,294**	**(59,745,155)**	**2,512,016,725**	**(59,379,521)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision.

Concentration of loan operations

		R$ thousands
	On June 30, 2026	On December 31, 2025
By concentration		
Largest borrower	4,273,512	4,013,413
10 largest borrowers	25,434,563	27,452,911
20 largest borrowers	39,433,762	42,537,914
50 largest borrowers	66,395,281	69,173,022
100 largest borrowers	91,249,679	91,346,520

By Economic Activity Sector

	R$ thousands			
	On June 30, 2026	%	On December 31, 2025	%
Public sector	**10,805,844**	**1.3**	**9,695,176**	**1.2**
Private sector	**809,957,068**	**98.7**	**781,972,038**	**98.8**
Total	**820,762,912**	**100.0**	**791,667,214**	**100.0**
Companies	**366,037,569**	**44.6**	**350,644,851**	**44.3**
Real estate and construction activities	26,064,597	3.2	25,188,642	3.2
Retail	38,501,648	4.7	41,304,495	5.2
Services	124,199,889	15.1	115,073,789	14.5
Transportation and concession	29,107,446	3.5	28,635,592	3.6
Automotive	7,607,635	0.9	7,228,928	0.9
Food products	16,545,228	2.0	15,258,682	1.9
Wholesale	22,892,544	2.8	20,564,676	2.6
Production and distribution of electricity	7,618,263	0.9	10,541,406	1.3
Oil, derivatives and aggregate activities	5,462,941	0.7	5,568,769	0.7
Other industries	88,037,378	10.7	81,279,872	10.3
Individuals	**454,725,343**	**55.4**	**441,022,363**	**55.7**

d) Market Risk

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousands	
	On June 30, 2026	On December 31, 2025
Fixed rates	5,613	8,265
IGPM/IPCA	12,134	6,902
Exchange coupon	273	67
Foreign currency	2,483	4,031
Equities	1,950	1,940
Sovereign/Eurobonds and Treasuries	2,727	7,055
Other	6,041	1,378
Correlation/diversification effect	(10,118)	(14,825)
VaR (Value at Risk)	**21,103**	**14,814**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions.

The sensitivity analysis methodology was enhanced as of June 2026 to consider both upward and downward movements in risk factors, with the reported impact reflecting the largest loss observed. Previously, the tests considered only one-directional movements for each risk factor.

Scenario 1: Application of 1 basis point stresses to interest rates and 1.0% changes in prices, considering both upward and downward movements, with the largest loss observed for each risk factor being reported;

Scenario 2: Application of 25% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported; and

Scenario 3: Application of 50% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I – Sensitivity Analysis – Trading Portfolio

							R$ thousands
		Trading Portfolio (1)					
		On June 30, 2026			On December 31, 2025		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(276)	(89,071)	(172,927)	(318)	(102,871)	(195,792)
Price indexes	Exposure subject to variations in price index coupon rates	(394)	(113,125)	(237,039)	(294)	(54,032)	(102,722)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(26)	(3,521)	(6,973)	(2)	(347)	(688)
Foreign currency	Exposure subject to exchange rate variations	(948)	(23,705)	(47,409)	(2,184)	(54,595)	(109,190)
Equities	Exposure subject to variation in stock prices	(88)	(2,204)	(4,408)	476	11,888	23,776
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(133)	(12,113)	(24,754)	83	6,687	13,058
Other	Exposure not classified in other definitions	(48)	(1,211)	(2,422)	(13)	(320)	(640)
Total excluding correlation of risk factors		**(1,914)**	**(244,950)**	**(495,932)**	**(2,252)**	**(193,590)**	**(372,198)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 340 bps and 660 bps (scenarios 2 and 3 respectively) on June 30, 2026 (on December 31, 2025 - the values were approximately 335 bps and 651 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II – Sensitivity Analysis – Trading and banking Portfolios

							R$ thousands
		Trading and Banking Portfolios (1)					
		On June 30, 2026			On December 31, 2025		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(14,497)	(4,928,377)	(9,572,007)	(10,533)	(3,584,634)	(7,069,069)
Price indexes	Exposure subject to variations in price index coupon rates	(16,922)	(2,818,081)	(4,981,888)	(17,802)	(2,747,631)	(4,869,645)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,225)	(301,121)	(582,096)	(1,899)	(231,410)	(447,013)
Foreign currency	Exposure subject to exchange rate variations	(3,399)	(84,964)	(169,929)	(4,244)	(106,104)	(212,207)
Equities	Exposure subject to variation in stock prices	(43,144)	(1,078,604)	(2,157,209)	(35,194)	(879,844)	(1,759,689)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,917)	(181,994)	(347,158)	2,442	239,377	465,818
Other	Exposure not classified in other definitions	(45)	(1,114)	(2,229)	935	23,368	46,735
Total excluding correlation of risk factors		**(82,149)**	**(9,394,256)**	**(17,812,514)**	**(66,296)**	**(7,286,879)**	**(13,845,070)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 343 bps and 670 bps (scenarios 2 and 3 respectively) on June 30, 2026 (on December 31, 2025 - the values were approximately 335 bps and 653 bps in scenarios 2 and 3 respectively).

e) Insurance/ Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the Organization of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the Organizationing of risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;

- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with life insurance and pension plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
- Organization Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical Superintendent developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of types of risks insured:

Geographic Region	Distribution of Net Written Reinsurance Premium - R$ thousand							
	On June 30, 2026							
	Auto	RE (Non life - Property)	PGBL	Traditional Pension	VGBL	Life insurance	Health* / Dental	Total
Midwest	480,918	88,930	11,865	12,945	1,110,654	333,047	1,581,592	3,619,951
Northeast	537,633	94,077	37,524	20,616	2,302,857	711,624	2,708,609	6,412,940
North	102,799	36,923	8,950	6,377	575,608	261,181	690,323	1,682,162
Southeast	1,505,200	1,084,757	858,822	162,917	9,347,447	4,841,290	16,294,981	34,095,415
South	839,541	222,778	33,459	25,914	1,691,787	800,104	1,163,995	4,777,578
Total (*)	**3,466,091**	**1,527,464**	**950,620**	**228,770**	**15,028,353**	**6,947,247**	**22,439,500**	**50,588,045**

Geographic Region	Distribution of Net Written Reinsurance Premium - R$ thousand							
	On June 30, 2025							
	Auto	RE (Non life - Property)	PGBL	Traditional Pension	VGBL	Life insurance	Health* / Dental	Total
Midwest	446,458	98,208	9,597	15,505	1,046,818	328,937	1,398,094	3,343,617
Northeast	524,350	106,118	28,064	23,478	2,209,992	656,928	2,478,114	6,027,044
North	96,083	55,843	7,249	6,985	633,339	235,981	624,663	1,660,144
Southeast	1,468,621	1,060,052	781,504	166,036	12,311,196	4,466,069	14,602,734	34,856,212
South	826,524	201,573	34,473	32,317	2,266,711	782,017	1,071,265	5,214,879

(*) Does not include the amount of R$145,296 thousand referring to the net premiums issued by Mediservice and Bradesco Saúde Operadora de Planos, as the subsidiaries operate only with plans in the managed (post-payment) modality. The premium for the post-payment modality of companies regulated by the ANS is no longer accounted for as a premium, and is now accounted for as a claims reduction account, following the guidelines of RN No. 528/2022.

Sensitivity test

The purpose of the sensitivity test is to measure the impacts on the Organization´s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

Percentage changes in assumptions	On June 30, 2026 - R$ thousands			
	Impact on shareholders' equity		Impact on income	
	Interest rates*		Longevity (improvement)	Conversion to income
	Variation of - 0.01% (PCC)	Variation of - 0.01% (PDR/PDC)	Variation of 0.20%	Variation of +5 percentage points
Traditional plans (contributing period)	-	(5)	(17)	(508)
PGBL and VGBL (contributing period)	-	(23)	(132)	(8,292)
All plans(retirement benefit period)	(5,249)	(31)	(68,162)	-
Individual Life	-	(1)	-	-
Total	(5,249)	(59)	(68,311)	(8,800)

Percentage changes in assumptions	On June 30, 2025 - R$ thousands			
	Impact on shareholders' equity		Impact on income	
	Interest rates*		Longevity (improvement)	Conversion to income
	Variation of - 0.01% (PCC)	Variation of - 0.01% (PDR/PDC)	Variation of 0.20%	Variation of +5 percentage points
Traditional plans (contributing period)	-	(10)	(30)	(1,065)
PGBL and VGBL (contributing period)	-	(30)	(160)	(10,197)
All plans(retirement benefit period)	(5,636)	(25)	(69,825)	-
Individual Life	-	-	-	-
Total	(5,636)	(65)	(70,015)	(11,263)

* The DV1 (Dollar Value of 1 basis point) was chosen as the shock factor, as it is a widely used metric in the financial market to measure interest rate risk in order to facilitate comparisons between different instruments, since it translates sensitivity to a single monetary unit.

The table below presents the impact on the Company's results and net equity for damage, life with survival coverage, pension, individual life and health insurance considering variations in the previously mentioned assumptions:

Sensitivity - 1% Variation	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On June 30, 2026	On June 30, 2025	On June 30, 2026	On June 30, 2025
Non-Life	(30,057)	(29,194)	(29,839)	(29,051)
Life	(20,975)	(18,988)	(20,743)	(18,893)
Health (Health and Dental)	(134,637)	(121,049)	(134,637)	(121,049)

The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from April,2025 to March, 2026, variations were observed in Non-Life of −3 and +2 percentage points for the lower and upper scenarios, respectively; in Life of −1 and +1 percentage points for the lower and upper scenarios, respectively; and in Health of −3 and 0 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored.

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

f) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousands
	On June 30, 2026			On December 31, 2025
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**15,372,519**	**9,066,282**	**6,306,237**	**5,755,123**
Financial assets measured at fair value through profit or loss	**579,651,744**	**563,023,007**	**16,628,737**	**15,473,743**
- Securities and other financial assets	543,034,953	528,113,034	14,921,919	13,249,915
- Derivative financial instruments	36,616,791	34,909,973	1,706,818	2,223,828
Financial assets measured at fair value through other comprehensive income	**112,713,740**	**100,266,962**	**12,446,778**	**14,667,645**
- Securities, net of expected credit losses associated with credit risk	112,713,740	100,266,962	12,446,778	14,667,645
Financial assets at amortized cost	**1,511,280,575**	**1,415,555,301**	**95,725,274**	**87,882,363**
- Securities, net of expected credit losses associated with credit risk	308,005,764	286,535,367	21,470,397	12,722,960
- Interbank investments	255,213,538	254,014,957	1,198,581	2,807,715
- Compulsory and other deposits with the Brazilian Central Bank	121,344,469	121,298,484	45,985	44,014
- Loans net of losses associated with credit risk	659,083,141	586,815,171	72,267,970	71,901,769
Leases net of expected credit losses associated with credit risk	8,085,531	8,085,531		-
- Other financial assets	159,548,132	158,805,791	742,341	405,905
Non-current assets held for sale and discontinued operations	**2,527,565**	**2,489,383**	**38,182**	**39,431**
Investments in affiliates and jointly controlled entities	**14,719,915**	**14,719,915**	-	-
Premises and equipment, net of depreciation	**8,547,051**	**8,434,616**	**112,435**	**130,891**
Intangible assets and goodwill, net of amortization	**21,661,809**	**21,475,859**	**185,950**	**173,993**
Current income and other tax assets	**29,795,477**	**29,306,890**	**488,587**	**371,730**
Tax credit	**112,739,647**	**112,702,825**	**36,822**	**31,306**
Other assets	**22,599,407**	**20,977,507**	**1,621,900**	**1,757,638**
Total assets	**2,431,609,449**	**2,298,018,547**	**133,590,902**	**126,283,863**
Liabilities				
Financial liabilities at amortized cost	**1,656,185,562**	**1,508,817,639**	**147,367,923**	**139,219,428**
- Deposits from banks	434,454,710	371,441,599	63,013,111	55,231,530
- Deposits from customers	746,926,753	678,358,440	68,568,313	72,554,578
- Securities issued	334,633,911	318,851,797	15,782,114	11,417,683
- Subordinated debt	55,017,974	55,017,974	-	-
- Other financial liabilities	85,152,214	85,147,829	4,385	15,637
Financial liabilities measured at fair value through profit or loss	**33,659,437**	**30,499,821**	**3,159,616**	**3,947,843**
Other financial instruments with credit risk exposure	**2,946,355**	**2,943,005**	**3,350**	**6,199**
- Loan Commitments	1,594,914	1,591,865	3,049	5,915
- Financial guarantees	1,351,441	1,351,140	301	284
Technical provisions for insurance, pension plans and capitalization bonds	**467,328,481**	**467,305,421**	**23,060**	**21,363**
Other provisions	**33,974,909**	**33,839,050**	**135,859**	**147,518**
Current income tax liabilities	**1,844,070**	**1,611,538**	**232,532**	**120,493**
Deferred income tax	**7,206,270**	**7,125,259**	**81,011**	**84,285**
Other liabilities	**51,516,822**	**49,857,789**	**1,659,033**	**1,908,726**
Total liabilities	**2,254,661,906**	**2,101,999,522**	**152,662,384**	**145,455,855**
Equity				
Equity attributable to shareholders of the parent	175,230,327	175,230,327	-	-
Non-controlling interests	1,717,216	1,717,216	-	-
Total equity	**176,947,543**	**176,947,543**	-	-
Total equity and liabilities	**2,431,609,449**	**2,278,947,065**	**152,662,384**	**145,455,855**
Net position of assets and liabilities			**(19,071,482)**	**(19,171,992)**
Net position of derivatives (2)			14,947,173	13,836,792
Other net off-balance-sheet accounts (3)			70,650	(224,924)
Net exchange position (liability) (4) (5)	-		**(4,053,659)**	**(5,560,124)**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(2,011,369) thousand in the six-month period ended on June 30, 2026 (R$(4,322,157) thousand in 2025), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$544,939 thousand (R$806,407 thousand on December 31, 2025); and
(5) During the period, the exchange rate variation of financial instruments recognized in income statement was R$(616,968) thousand (R$(823,668) thousand in 2025).

II – The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	On June 30, 2026	On December 31, 2025
Assets							
Cash and due from banks	**15,372,519**	**-**	**-**	**-**	**-**	**15,372,519**	**15,351,748**
Financial assets measured at fair value through profit or loss	**566,572,229**	**1,719,409**	**755,909**	**10,604,197**	**-**	**579,651,744**	**547,913,136**
- Securities and other financial assets (1) (2)	543,034,953	-	-	-	-	543,034,953	526,937,396
- Derivative financial instruments	23,537,276	1,719,409	755,909	10,604,197	-	36,616,791	20,975,740
Financial assets measured at fair value through other comprehensive income	**1,462,813**	**6,195,875**	**6,946,707**	**93,878,861**	**4,229,484**	**112,713,740**	**109,952,563**
- Securities, net of expected credit osses associated with credit risk (1) (2)	1,462,813	6,195,875	6,946,707	93,878,861	4,229,484	112,713,740	109,952,563
Financial assets at amortized cost	**540,984,797**	**195,468,606**	**153,676,769**	**621,150,403**	**-**	**1,511,280,575**	**1,441,634,500**
- Securities, net of expected losses associated with credit risk (1)	6,458,835	17,996,148	36,071,692	247,479,089	-	308,005,764	290,462,558
- Interbank investments (1)	206,645,232	41,486,385	4,272,351	2,809,570	-	255,213,538	235,485,054
- Compulsory and other deposits with the Brazilian Central Bank	121,344,469	-	-	-	-	121,344,469	121,679,449
- Loans net of losses associated with credit risk	134,681,285	101,907,511	89,350,019	333,144,326	-	659,083,141	627,852,869
Leases net of expected credit losses associated with credit risk	2,237	97,644	239,071	7,746,579	-	8,085,531	7,520,084
- Other financial assets	71,852,739	33,980,918	23,743,636	29,970,839	-	159,548,132	158,634,486
Non-current assets held for sale and discontinued operations	**2,527,565**	**-**	**-**	**-**	**-**	**2,527,565**	**1,612,862**
Investments in affiliates and jointly controlled entities	**-**	**-**	**-**	**-**	**14,719,915**	**14,719,915**	**13,348,433**
Premises and equipment, net of depreciation	**89,405**	**447,024**	**536,429**	**6,769,159**	**705,034**	**8,547,051**	**8,626,609**
Intangible assets and goodwill, net of amortization	**565,711**	**2,673,442**	**2,346,402**	**15,823,796**	**252,458**	**21,661,809**	**20,668,922**
Current income and other tax assets	**2,745,595**	**272,247**	**307,970**	**26,469,665**	**-**	**29,795,477**	**12,779,690**
Tax credit	**-**	**-**	**-**	**112,739,647**	**-**	**112,739,647**	**118,702,047**
Other assets	**12,138,084**	**6,205,766**	**320,142**	**3,935,415**	**-**	**22,599,407**	**16,137,253**
Total on June 30, 2026	**1,142,458,718**	**212,982,369**	**164,890,328**	**891,371,143**	**19,906,891**	**2,431,609,449**	
Total on December 31, 2025	**1,110,587,289**	**228,058,583**	**155,781,066**	**792,280,330**	**20,020,495**		**2,306,727,763**

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	On June 30, 2026	On December 31, 2025
Liabilities							
Financial liabilities at amortized cost	**547,784,264**	**192,433,884**	**174,380,690**	**722,912,778**	**18,673,946**	**1,656,185,562**	**1,585,281,245**
- Deposits from banks (1) (3)	289,026,259	50,105,019	19,782,488	75,540,944	-	434,454,710	427,099,494
- Deposits from customers (3)	204,597,628	68,753,461	93,919,870	379,655,794	-	746,926,753	721,274,151
- Securities issued	7,703,630	43,359,547	52,961,745	230,608,989	-	334,633,911	306,260,682
- Subordinated debt	280,694	1,484,292	270,173	34,308,869	18,673,946	55,017,974	54,714,526
- Other financial liabilities	46,176,053	28,731,565	7,446,414	2,798,182	-	85,152,214	75,932,392
Financial liabilities measured at fair value through profit or loss	**24,983,255**	**1,731,404**	**898,585**	**6,046,193**	**-**	**33,659,437**	**18,562,103**
Other financial instruments with credit risk exposure	**627,581**	**655,903**	**509,236**	**1,153,635**	**-**	**2,946,355**	**3,056,120**

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	On June 30, 2026	On December 31, 2025
- Loan commitments and credits to be released	496,843	644,949	452,564	558	-	1,594,914	1,775,512
- Financial guarantees	130,738	10,954	56,672	1,153,077	-	1,351,441	1,280,608
Technical provisions for insurance, pension plans and capitalization bonds	**16,582,573**	**37,641,071**	**26,987,308**	**386,117,529**	**-**	**467,328,481**	**445,994,253**
Other provisions	**18,105,721**	**938,882**	**615,113**	**14,315,193**	**-**	**33,974,909**	**35,460,514**
Current income tax liabilities	**1,615,638**	**132,389**	**96,043**	**-**	**-**	**1,844,070**	**2,003,486**
Deferred income tax	**-**	**-**	**-**	**7,206,270**	**-**	**7,206,270**	**5,450,471**
Other liabilities	**51,190,942**	**104,539**	**32,721**	**188,620**	**-**	**51,516,822**	**37,884,970**
Equity							
Equity attributable to shareholders of the parent	-	-	-	-	175,230,327	175,230,327	172,239,039
Non-controlling interests	-	-	-	-	1,717,216	1,717,216	795,562
Total Equity	**-**	**-**	**-**	**-**	**176,947,543**	**176,947,543**	**173,034,601**
Total on June 30, 2026	**660,889,974**	**233,638,072**	**203,519,696**	**1,137,940,218**	**195,621,489**	**2,431,609,449**	
Total on December 31, 2025	**668,671,429**	**202,449,367**	**187,242,200**	**1,053,806,057**	**194,558,710**		**2,306,727,763**

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

g) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousands			
	On June 30, 2026		On December 31, 2025	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	255,213,538	255,250,877	235,485,054	235,513,370
Compulsory deposits with the Brazilian Central Bank	121,344,469	121,344,469	121,679,449	121,679,449
Securities:				
At fair value through profit or loss (1)	543,034,953	543,034,953	526,937,396	526,937,396
Fair value through other comprehensive income	112,713,740	112,713,740	109,952,563	109,952,563
At amortized cost (1)	308,005,764	291,912,187	290,462,558	280,210,667
Derivative financial instruments	36,616,791	36,616,791	20,975,740	20,975,740
Loans and leases	667,168,672	649,091,545	635,372,953	617,337,432
Other financial assets	159,548,132	159,548,132	158,634,486	158,634,486
Liabilities				
Deposits from banks	434,454,710	434,814,665	427,099,494	427,535,327
Deposits from customers	746,926,753	744,491,911	721,274,151	718,421,538
Funds from securities issued	334,633,911	332,764,786	306,260,682	306,537,715
Subordinated debt	55,017,974	56,212,611	54,714,526	56,371,225
Derivative financial instruments	33,659,437	33,659,437	18,562,103	18,562,103
Other financial liabilities	85,152,214	85,152,214	75,932,392	75,932,392

(1) Includes securities with characteristics of credit granting.

	R$ thousands			
	On June 30, 2026			
	Level 1	Level 2	Level 3	Fair Value
Fair value through profit or loss	**477,783,110**	**62,176,786**	**3,075,057**	**543,034,953**
Financial treasury bills	259,388,528	-	-	259,388,528
National treasury bills	62,135,543	-	-	62,135,543
National treasury notes	73,819,789	-	-	73,819,789
Financial bills	-	41,479,608	-	41,479,608
Debentures	32,964,798	4,950,421	15,742	37,930,961
Stocks	20,564,153	5,970,099	1,126,151	27,660,403
Other	28,910,299	9,776,658	1,933,164	40,620,121
Derivatives	**(319,407)**	**3,986,490**	**(709,729)**	**2,957,354**
Derivative financial instruments (assets)	23,572,115	12,484,721	559,955	36,616,791
Derivative financial instruments (liabilities)	(23,891,522)	(8,498,231)	(1,269,684)	(33,659,437)
Fair value through other comprehensive income	**110,498,483**	**2,210,489**	**4,768**	**112,713,740**
National treasury notes	49,395,543	-	-	49,395,543
National treasury bills	26,602,912	-	-	26,602,912
Financial treasury bills	12,923,182	-	-	12,923,182
Foreign government bonds	3,247,595	-	-	3,247,595
Stocks	4,228,996	-	488	4,229,484
Other	14,100,255	2,210,489	4,280	16,315,024
Total	**587,962,186**	**68,373,765**	**2,370,096**	**658,706,047**
Public	**494,703,405**	**17,629**	**4,280**	**494,725,314**
Private	**93,258,781**	**68,356,136**	**2,365,816**	**163,980,733**

	R$ thousands			
	On December 31, 2025			
	Level 1	Level 2	Level 3	Fair Value
Fair value through profit or loss	**462,534,100**	**60,865,736**	**3,537,560**	**526,937,396**
Financial treasury bills	261,528,047	-	-	261,528,047
National treasury bills	61,582,124	-	-	61,582,124
National treasury notes	71,921,718	-	-	71,921,718
Financial bills	-	42,434,666	-	42,434,666
Debentures	28,607,553	4,746,501	44,747	33,398,801
Stocks	17,515,905	4,143,553	1,876,636	23,536,094
Other	21,378,753	9,541,016	1,616,177	32,535,946
Derivatives	**(333,439)**	**3,521,624**	**(774,548)**	**2,413,637**
Derivative financial instruments (assets)	9,266,883	11,435,197	273,660	20,975,740
Derivative financial instruments (liabilities)	(9,600,322)	(7,913,573)	(1,048,208)	(18,562,103)
Fair value through other comprehensive income	**106,020,325**	**3,051,953**	**880,285**	**109,952,563**
National treasury notes	39,211,359	-	-	39,211,359
National treasury bills	23,738,481	-	-	23,738,481
Financial treasury bills	17,665,354	-	-	17,665,354
Foreign government bonds	8,177,931	-	-	8,177,931
Stocks	4,846,400	-	873,493	5,719,893
Other	12,380,800	3,051,953	6,792	15,439,545
Total	**568,220,986**	**67,439,313**	**3,643,297**	**639,303,596**
Public	**488,945,557**	**-**	**6,792**	**488,952,349**
Private	**79,275,429**	**67,439,313**	**3,636,505**	**150,351,247**

The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands				
	Financial assets measured at fair value through profit or loss	Financial assets measured at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
Balance on December 31, 2025	**3,537,560**	**880,285**	**273,660**	**(1,048,208)**	**3,643,297**
Recognized in profit or loss	(21,912)	752	-	-	(21,160)
Included in other comprehensive income	-	(200)	-	-	(200)
Acquisitions	173,597	-	286,295	(221,476)	238,416
Settlements	(92,811)	(3,064)	-	-	(95,875)
Maturities	(64,416)	-	-	-	(64,416)
Transfers (to)/from other levels (1)	(456,961)	(873,005)	-	-	(1,329,966)
Balance on June 30, 2026	**3,075,057**	**4,768**	**559,955**	**(1,269,684)**	**2,370,096**

	R$ thousands				
	Financial assets measured at fair value through profit or loss	Financial assets measured at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
Balance on January 1, 2025	**1,541,201**	**1,977,060**	**137,552**	**(557,559)**	**3,098,254**
Included in statement of income	531,294	(2,850)	-	-	528,444
Included in other comprehensive income	-	(61,667)	-	-	(61,667)
Acquisitions	123,219	-	-	-	123,219
Settlements	(38,258)	(1,500)	(27,593)	35,646	(31,705)
Maturities	-	(3,943)	-	-	(3,943)
Transfers (to)/from other levels (1)	4,535	-	-	-	4,535
Balance on June 30, 2025	**2,161,991**	**1,907,100**	**109,959**	**(521,913)**	**3,657,137**

(1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On June 30, 2026					
	Impact on income			Impact on shareholders' equity		
	1	2	3	1	2	3
Interest rate in Reais	(626)	(188,205)	(323,450)	-	(22)	(43)
Price indexes	-	(83)	(159)	-	-	-
Exchange coupon	(3,435)	(13,614)	(26,245)	-	-	-
Foreign currency	(3,435)	(85,887)	(171,774)	-	-	-
Equities	(6,194)	(154,846)	(309,692)	(3)	(67)	(134)

	R$ mil					
	On December 31, 2025					
	Impact on income			Impact on shareholders' equity		
	1	2	1	2	1	2
Interest rate in Reais	(28)	(9,841)	(19,247)	-	(77)	(151)
Price indexes	(54)	(6,508)	(12,485)	-	-	-
Exchange coupon	1,469	36,729	73,459	-	-	-
Foreign currency	10,321	258,037	516,075	4,804	120,105	240,211

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousands				
	On June 30, 2026				
	Level 1	Level 2	Level 3	Fair Value	Book value
Assets					
Interbank investments	-	255,250,877	-	255,250,877	255,213,538
Securities at amortized cost (1)	164,949,774	120,426,513	6,535,900	291,912,187	308,005,764
Loans and leases	-	-	649,091,545	649,091,545	667,168,672
Liabilities					
Deposits from banks	-	-	434,814,665	434,814,665	434,454,710
Deposits from customers	-	-	744,491,911	744,491,911	746,926,753
Funds from securities issued	-	-	332,764,786	332,764,786	334,633,911
Subordinated debt	-	-	56,212,611	56,212,611	55,017,974

(1) Includes securities with characteristics of credit granting.

	R$ mil				
	On December 31, 2025				
	Level 1	Level 2	Level 3	Fair Value	Book value
Assets					
Interbank investments	-	235,513,370	-	235,513,370	235,485,054
Securities at amortized cost (1)	170,286,961	104,670,553	5,253,153	280,210,667	290,462,558
Loans and leases	-	-	617,337,432	617,337,432	635,372,953
Liabilities					
Deposits from banks	-	-	427,535,327	427,535,327	427,099,494
Deposits from customers	-	-	718,421,538	718,421,538	721,274,151
Funds from securities issued	-	-	306,537,715	306,537,715	306,260,682
Subordinated debt	-	-	56,371,225	56,371,225	54,714,526

(1) Includes securities with characteristics of credit granting.

40) OTHER INFORMATION

a) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

Our accumulated accounting result on June 30, 2026, was R$12,080,064 thousand. There were no non-recurring results in the period. As of June 30, 2025, accumulated accounting profit amounted to R$11,868,917 thousand; recurring profit totaled R$11,930,479 thousand, and non-recurring results amounted to R$ (61,562) thousand, net of taxes, related to the Adhesion to the Comprehensive Settlement Program (Programa de Transação Integral – PTI).

b) Investment funds and portfolios

The Organization manages investment funds and portfolios, whose net assets as of June 30, 2026, reached R$1,514,646,631 thousand (R$1,409,467,167 thousand on December 31, 2025).

c) Employee Benefits

Bradesco and its subsidiaries offer their employees and administrators benefits, including: private pension, health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses totaling, in the period ended June 30, 2026, R$2,658,274 thousand (2025 – R$2,756,877 thousand).

d) Compulsory collection

In 2026, changes to the compulsory collection rules as shown in the table below:

Description	Current Rule
Demand deposits	**BCB Resolution No. 551/26** BCB Resolution No. 551/26, which complements BCB Resolution No. 189, establishes a temporary mechanism for the deduction from the required reserve requirements on demand and time deposits, as a result of the mandatory early payment of 60 installments in March 2026 and 12 installments in March 2027 and March 2028 of contributions to the Credit Guarantee Fund (Fundo Garantidor de Créditos – FGC). The regulation allows financial institutions to deduct the amounts paid in advance from the required reserve, subject to the applicable reserve requirement limits. Such deduction is limited to the amount of the advance payment and must be gradually recomposed over time.

e) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the

counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty.

f) On January 16, 2025, Complementary Law No. 214/25 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/24, which forms part of the regulatory framework of Constitutional Amendment No. 132/23 that established the Brazilian Consumption Tax Reform. Among other provisions, the law introduced the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS), and the Selective Tax (IS), representing a significant milestone in the implementation of the consumption tax reform.

On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/24, was enacted, establishing the IBS Management Committee (CGIBS) and setting forth the general rules governing its administration, oversight, collection, and allocation of tax revenues. The legislation also established the IBS/CBS tax rates applicable to financial services from 2027 through 2033, providing for a progressive increase from 10.85% to 12.50%. For fees and charges currently subject to the Tax on Services (ISS), a reduction in the applicable tax rate from 2.0% to 1.2% is provided for over the same period.

Additionally, throughout 2026, supplementary regulations were issued, including Decree No. 12,955/26 and CGIBS Resolution No. 06/26, which regulate the operational aspects of the CBS and IBS, respectively. These regulations address matters related to tax incidence, tax base determination, tax credits, collection procedures, ancillary obligations, and regimes applicable to specific transactions and services, including activities carried out by financial institutions.

The Bank continues to monitor the evolution of the regulatory framework and remains awaiting the issuance of additional regulations and general rules by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and the IBS Management Committee, which are necessary for the full implementation of the new tax model. At this stage, the Bank is not able to reliably estimate the impacts arising from these changes.

g) On February 27, 2026, we entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. ("Odontoprev"). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed "Bradsaúde S.A.", serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc.

On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS's shares, at fair market value, for purposes of determining the amount of Odontoprev's capital increase arising from the

Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev's shareholders ("Odontoprev EGM") to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev's bylaws, including the change of its corporate name to "Bradsaúde S.A."; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction.

On April 6, 2026, a corporate reorganization aimed at consolidating the healthcare businesses of the Bradesco Organization within Odontoprev S.A. was approved. The transaction comprises: (i) the incorporation of the shares of Bradesco Gestão de Saúde S.A. by Odontoprev S.A., and (ii) the contribution of operational assets and liabilities of Odontoprev S.A. to Mediservice Operadora de Planos de Saúde S.A.

The aforementioned transactions were approved at Extraordinary General Meetings held in April 2026, and all conditions precedent set forth in the respective reorganization agreements were satisfied, including the approvals granted by the National Agency for Supplementary Health (ANS) on March 30, 2026 for the share incorporation and on April 2, 2026 for the contribution of assets.

On April 30, 2026, the merger of the shares of Bradesco Gestão de Saúde S.A. (BGS) into BradSaúde S.A. (the new corporate name of Odontoprev S.A.) was approved and completed, resulting in BGS becoming a wholly owned subsidiary of BradSaúde. As a result of the transaction, Banco Bradesco S.A.'s ownership interest in BradSaúde came to represent 91.35% of its total voting and share capital. In addition, an operational reorganization was approved, involving the transfer of BradSaúde's dental plans portfolio and related operating assets and liabilities to Mediservice Operadora de Planos de Saúde S.A., as part of the ongoing process of consolidating the Bradesco Organization's healthcare businesses.

Reporting Date July 16, 2026

***Board of Directors**

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Rogério Pedro Câmara
Ivan Luiz Gontijo Júnior

Independent Members
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina
Regina Helena Jorge Nunes
Paulo Rogério Caffarelli

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Juliano Ribeiro Marcílio
André Luís Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello
Júlio César Bueno
Alexandre Panico
Carlos Henrique Villela Pedras

Officers
Afranio Carlos Camargo Dantzger
Alessandro Zampieri
Alex de Brito Bonifácio
Alexandre Cesar Pinheiro Quercia
Ana Luisa Rodela Blanco
André Costa Carvalho
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Bruno Rosa Cardoso
Clayton Neves Xavier
Cristiano Adjuto e Campos
Cristiano Gomes de Moura
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luís Damasceno
Fábio Monteiro Chehab
Fabio Suzigan Dragone
Fernando Honorato Barbosa
Fernando Julião de Souza Amaral
Francisco Armando Aranda
Francisco Henrique França Fernandes
Henrique Leme Pinto Lima
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Leandro José Diniz
Leandro Karam Correa Leite
Leandro Marçal Araújo
Letícia Cardelli Buso Gomes
Luís Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Souza Ramos
Márcio Renato Ribeiro Silva
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Patrícia Kessler de Assumpção
Patrícia Soares Martil
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Régis Eduardo Prenhaca Carreira
Renato Camargo Nascimento Junior
Ricardo Barbieri de Andrade
Ricardo Eleutério da Silva
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Rogério Pedro Câmara – Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Antônio José da Barbara - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas - Member
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Rubens Aguiar Alvarez
Rogério Pedro Câmara
Ivan Luiz Gontijo Júnior
Paulo Rogério Caffarelli
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Vinicius Urias Favarão
Silvana Rosa Machado
Júlio César Bueno
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Paulo Roberto Simões da Cunha
Regina Helena Jorge Nunes

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Ivan Luiz Gontijo Júnior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Ivan Luiz Gontijo Júnior - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Denise Pauli Pavarina
Marcelo de Araújo Noronha
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Fabiana Costa Tolentino

Strategic Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Rogério Pedro Câmara
Ivan Luiz Gontijo Júnior
Marcelo de Araújo Noronha

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro
Ney Ferraz Dias

***Fiscal Council**

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Ava Cohn

Deputy Members
Marcos Aparecido Galende
Joaquim Kiyoshi Kavakama
Vicente Carmo Santo

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 – parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone 55 (11) 3940-1500
kpmg.com.br

Independent auditors' report on the consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") and subsidiaries, which comprise the consolidated statements of financial position as of June 30, 2026, the consolidated income statements and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, and the selected explanatory notes, including a summary of the main accounting policies.

In our opinion, the consolidated financial statements of Banco Bradesco S.A. as of June 30, 2026, were prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditors' responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the relevant ethical requirements established in the Accountant's Professional Ethics Code and the professional standards issued by the Federal Accounting Council, applicable to audits of financial statements of public interest entities in Brazil. We also comply with other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were the most significant in our audit of the consolidated financial statements of the six-month period ended June 30, 2026. These matters were addressed in our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the allowance for expected credit losses on financial assets

As discussed in notes 4, 8c, 9i, 12d and 39c to the consolidated financial statements, the Bank has R$ 59,745,155 thousand of allowance for expected credit losses (ECL) related to contracts and financial assets as of June 30, 2026, as detailed in note 39c.

The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to the initial recognition or are credit impaired (default) (stage 2 and 3, respectively), and a 12-month ECL for all other contracts from June 30 onwards (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of these on future economic conditions. The Bank forecasts multiple economic scenarios for these macroeconomic variables and weights each scenario according to the probability assigned to it.

We identified the assessment of the allowance for ECL as a key audit matter, since the ECL estimate involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity and precision of the assumptions. Among these are: (i) the overall ECL methodology and assumptions used to estimate the PDs, EADs and LGDs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections of the future macroeconomic conditions and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a Significant Increase in Credit Risk (SICR) (stage 2) and financial assets that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows as well as the related collateral valuation.

How the matter was addressed in our audit

The main procedures performed to address this key audit matter are summarized below:

- Evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL process. This included controls related to: (i) the overall design and approval of the ECL methodology, including the Bank's definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); (ii) the design of the models and assumptions used to estimate PD, EAD, LGD, including the determination of shared credit risk characteristics contracts segregation within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the independent validation of models and definition of each scenario probability that was used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis;

- Involved professionals with specialized skills and knowledge in credit risk, who assisted in: (i) evaluating the Bank's overall ECL methodology through the review of the models based on the technical requirements; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to derive the PDs, EADs and LGDs and to identify the relevant macroeconomic variables and estimate their quantitative impact, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Bank-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank's estimates of PDs, EADs and LGDs using the Bank's historical data and defined methodologies; (v) evaluating the shared credit risk contracts segregation characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by performing a regression analysis of the historical correlation of these variables and credit risk and (vii) reperformance of the quantitative assessment applying the percentage impact of each scenario that were independently validated;

- Compared the macroeconomic variables projected by the Bank in future economic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral; and

- For a sample, we evaluated the adherence to internal policies regarding the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the summarized procedures above, we consider the allowance for expected credit losses on financial assets to be adequate, in the context of the consolidated financial statements taken as a whole, for the six-month period then ended June 30, 2026.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities

As discussed in note 4 and 25, to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor legal matters for which it has provisions of R$ 5,910,214 thousand, R$ 7,001,225 thousand and R$ 4,377,730 thousand and disclosures of contingent liabilities classified as possible losses in the amount of R$ 38,298,486 thousand, R$ 11,935,058 thousand and R$ 1,570,998 thousand, respectively, as of June 30, 2026.

For legal matters provisions, such as those related to the legality and constitutionality of certain taxes, indemnity claims for alleged moral and economic damages arising from the Bank's actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government, certain other specific civil legal matters and labor legal matters filed by former employees and third parties seeking compensation, in each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount of any such loss.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for legal matters as a key audit matter. The evaluation required significant auditor judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

How the matter was addressed in our audit
The main procedures performed to address this key audit matter are summarized below:

- Evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for legal matters. This included controls related to the assessment of information received from external and internal legal advisors on legal matters.

- Obtained and read letters received directly from the Bank's external legal counsel for certain tax legal matters, and the documentation prepared by the internal legal counsel for certain civil and labor legal matters, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. For other civil and labor legal matters, we assessed the reasonableness of the assumptions used to classify the probability of loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the legal matters in question in order to evaluate the provisions and disclosures made in relation to these matters; and

- Involved professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax legal matters based on the technical merits of the Bank's position and the supporting documentation.

Based on the evidence obtained through the summarized procedures above, we consider the measurement of provisions and the disclosure of contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole, for the six-month period
ended June 30, 2026.

Assessment of the recoverability of deferred tax assets
As discussed in note 4 and 36b to the consolidated financial statements the Bank has R$ 112,739,647 thousand of deferred tax assets as of June 30, 2026.

The Bank recognizes these deferred tax assets if it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank's estimates of future taxable profits are based on its business plans and budgets and requires the Bank to make several assumptions of future events and conditions. Changes in certain future conditions assumptions, such as businesses growth rates and, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We assessed the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, specifically the growth rates of the principal lines of business, interest rates and foreign exchange rates, required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How the matter was addressed in our audit
The main procedures performed to address this key audit matter are summarized below:

- Evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. Among these are controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- Reviewed the key assumptions underlying the Bank's estimates of future taxable profits as of June 30, 2026, including businesses growth rates, future interest rates, and foreign exchange rates. We assessed the Bank's ability to forecast taxable profits by comparing estimated assumptions with actual results for the first half of 2026; and

- Involved tax professionals with specialized skills and expertise to assist us in evaluating the basis for the recognition of deferred tax assets and in reviewing the related disclosures in the consolidated financial statements.

Based on the evidence obtained through the summarized procedures above, we assess the recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole, for the six-month period then ended June 30, 2026

Evaluation of the measurement of insurance and pension plan technical provisions
As disclosed in note 4 and 24 a i, Bradesco had technical provisions related to insurance and pension plans in the amount of R$ 456.956.985 thousand as of June 30, 2026.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that require judgment in determining methodologies and assumptions that include, among others, longevity, income conversion, claims projections and discount rates.

We considered the measurement of insurance and private pension technical provisions as a key audit matter. Significant auditor judgment was required by the auditor to evaluate the measurement uncertainty arising from the application of actuarial models and methodologies and the assumptions used therein, particularly those related to longevity, income conversion, expectation of claims and discount rate. Change in these assumptions could have a significant effect on the measurement of these technical provisions. In addition, the audit effort associated with evaluating the measurement of these technical provisions required the involvement of actuarial specialists possessing specialized skills and expertise.

How the matter was addressed in our audit
The main procedures performed to address this key audit matter are summarized below:

- Tested the design and operating effectiveness of certain internal controls related to the liability adequacy test and technical provisions measurement process. This included controls related to the development and approval of actuarial models and assumptions related to longevity, income conversion, discount rates and claims projections.

- Involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

(i) the evaluation of methodologies used in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with regulatory requirements and market best practices;

(ii) testing the reasonableness of assumptions related to loss ratio, longevity, persistence, and discount rates used in performing the liability adequacy test and in measuring the technical provisions, by historical information from Bradesco and comparing with applicable regulatory and industry practices;

(iii) in evaluating the application of actuarial models to the assumptions related to longevity, income conversion, discount rates and claim expectations, and comparing them with the measurement of insurance and private pension technical provision; and

(iv) in evaluating the assumptions related to longevity, income conversion, discount rates and claim projections by comparing them with applicable accounting and industry practices.

- We tested, on a sample basis, the accuracy of the data sets used in the actuarial assumption calculations by comparing data relevant to the calculations with the supporting documentation for the respective transactions.

Based on the evidence obtained through the summarized procedures above, we consider the measurement of technical provisions for insurance and pension plans to be adequate, in the context of the consolidated financial statements as of and for the six-month period then ended June 30, 2026, taken as a whole.

Other matters - Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2026, prepared under the responsibility of Bradesco's management and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement reconciles with the consolidated financial statements and accounting records, as applicable, and whether its form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this consolidated statement of added value has been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole.

Other matters - Parent company financial statements

Bradesco prepared a complete set of parent company financial statements as of June 30, 2026 and for the six-month period then ended in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), that were issued separately, which a separate independent auditors' report was issued, without any modification, dated July 29, 2026.

Other matters - Consolidated financial statements

These consolidated financial statements as of June 30, 2026 were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), are being issued as per Art. 77 of CMN Resolution No. 4.966 in addition, to the consolidated financial statements prepared in accordance with international Financial Reporting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB) which were separately issued by Bradesco on this date and on which we have issued a separate independent auditors' report, without any modification, dated July 29, 2026.

Other information that accompanies the consolidated financial statements and the auditors' report

Bradesco's management is responsible for the other information. The other information comprises the Management's Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of Bradesco and its subsidiaries to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco's financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Bradesco and its subsidiaries.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on the ability of Bradesco and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements of the Group. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, July 29, 2026

KPMG Auditores Independentes Ltda.
CRC 2SP-014428/O-6
Original report in Portuguese signed by
André Dala Pola
Accountant CRC 1SP214007/O-2

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. The macroeconomic and regulatory environment and the priorities of the COAUD in the First Half of 2026

In the Monetary Policy Report - RPM[1] released on June 25, 2026, for which it used information available until the 279th meeting of the Monetary Policy Committee - Copom, held on June 16 and 17, 2026, the Central Bank of Brazil (Bacen) stressed that the external environment remains uncertain, due to the uncertainty of the agreement to cease armed conflicts in the Middle East and the effects already materialized, a scenario that requires caution due to the environment marked by the increased volatility in prices of assets and commodities, with repercussions on global financial conditions.

In the domestic scenario, Bacen pointed out that the economic activity recorded acceleration, with the Gross Domestic Product (GDP) advancing 1.1% in the first quarter of 2026, after a 0.3% increase in the previous quarter, with emphasis on sectors more sensitive to the economic cycle and with the resilient labor market, with the unemployment rate presenting historical minimum and real wages expanding.

Bacen's concern remains IPCA's inflation, which increased and exceeded the upper limit of the target tolerance range, with the cumulative change in 12 months rising from 3.81% in February 2026 to 4.72% in May 2026, with all IPCA segments showing high variation in the quarter, with emphasis on food and administered prices. Additionally, service inflation was pressed, industrial goods prices rose strongly and the conflict in the Middle East impacted the price of oil and its derivatives and commodities in general. As a result, inflation expectations registered a sharp rise to 2026 (5.2% in December 2026), with an increase in the de-anchoring to 2027 and 2028 and projections of the indexes of 3.7% in December 2027 and 3.1% in December 2028.

In this context, the GDP growth forecast for 2026 was revised from 1.6% to 2.0%, mainly due to the improvement in the perspectives for agriculture and the extractive industry and reflecting the expectation of greater dynamism of internal demand and sectors more sensitive to the economic cycle, largely associated with fiscal and credit stimuli.

The credit market follows signs of cooling – in particular on free-resource credit, especially for companies – impacted by the tight monetary policy characterized by the high basic interest rate (SELIC), with the balance of loan operations in the National Financial System – SFN slowing down (despite the high level of concessions in the last months of the first half of 2026), with the default, indebtedness and income commitment of high families.

The default followed at a historically high level in the first months of 2026. In the segment of individuals, the default rate increased and reached 5.4% of the portfolio in April 2026 – 0.1 p.p. below the historical peak recorded in May 2012. This increase in default was mainly driven by free credit, with emphasis on vehicle financing, unsecured personal loans and payroll-deductible loans for private sector workers. The expectation is that the measures approved by the Federal Government to promote the renegotiation of debts of individuals reduce the default rate on eligible lines in the coming months. Among the operations with targeted resources, the increase in delays in rural loans, despite having the intensity decreased compared to previous quarters, reached the highest value of the series in February 2026 (7.6%), oscillating around this level in the following months. In loans for Companies, the default rate also increased, both in free and targeted credit.

[1] Central Bank of Brazil – Monetary Policy Report, Volume 2, Number 2, June 2026

Even the default in the modality of other targeted credits, which includes operations of the National Program of Support to Micro and Small Enterprises (Pronampe) and PEAC-FGI rose in the half.

The indicators of indebtedness (49.8% in March, 0.1 p.p. below the record recorded in July 2022) and income impairment (29.3%, after reaching the peak of 29.6% in February 2026) of families also remain high. Bacen points out that since the end of 2021 the indebtedness of families remains at a high level, due to the process of banking inclusion, combined with technological innovations and favorable conditions in the labor market, which boosted the access of families to credit in that period, culminating in leading the debt to change levels, mainly by the increase in the number of borrowers. However, Bacen warns, the increase in the cost of credit during the high cycle of the Selic rate and the expansion of demand for emergency credit, typically more expensive, contributed to the current record of income commitment.

In the regulatory sphere, the SFN continues to face significant demands, particularly from Bacen, which aim to promote competition, innovation and efficiency in the financial system, which impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies). In particular, information technology (management of technological and cyber crises associated with adverse events that may lead to operational crises), prevention of money laundering and financing of terrorism and proliferation of weapons of mass destruction, relationships with clients and users of financial services (financial education, sustainability of products, fraud and scams, potentially vulnerable clients, expansion of open finance), corporate risk management (integration of Environmental, Social and Governance risks (ESG) and particularly Climate Risk), PIX enhancement and virtual asset regulation.

Given the macroeconomic and regulatory environment in constant and significant evolution, and considering the internal transformation process resulting from the Change, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, in the scope of its attributions and responsibilities, pays special attention to the resulting challenges, the strategic priorities of the Organization and the associated risks, accompanying the advances and improvements in governance and risk management systems and internal controls associated with the main operations and products. The COAUD is primarily focused on the integrity of Financial Statements and internal controls related to them, on the effectiveness of the Global Internal Audit (AIGL) and on the quality and independence of the Independent Audit (KPMG), prioritizing transparency in the disclosure of the economic and financial position and the results of the Bradesco Organization, developing its assignments in partnership with the Board of Executive Officers, Independent Audit and Internal Audit.

In the half ended on June 30, 2026, the COAUD aimed to understand and assess the effects of the macroeconomic and regulatory environment, of the monetary policy cycle and the basic interest rates on the business and results of the Bradesco Organization, with attention to credit concession policies, delinquency, constitution of provisions for expected losses, to the measurement of the financial instruments, the assumptions, judgments and models related to significant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and the accounting disclosures related to the significant components of these Financial Statements, and the effects of regulatory changes on the internal control environment.

In this process, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), with frequent interactions with the financial and non-financial risk management, and compliance, the Global Internal Audit areas (accompanying the execution of their Work Plan as approved by the COAUD), and the audit committees of Bradseg Participações S.A. and Bradsaúde S.A.

Also, during the half, the COAUD received regular updates from the partner responsible for the independent audit of the Bradesco Organization about KPMG's internal processes focused on

monitoring its independence and on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period, internal control systems and risk management, and in the Key Audit Matters (PAAs). KPMG Auditores Independentes continues to challenge the Management on the most important issues and to provide an independent opinion to the COAUD about judgments of material issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD Bradesco is composed of one (1) Board Member, and two (2) other members, of which one (1) is called Coordinator, and another is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the recommendation of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The COAUD holds quarterly meetings with the Board of Directors, and with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The composition from January 1, 2026 to July 29, 2026 (date of publication of this Report) was as follows:

Name	Member
Paulo Ricardo Satyro Bianchini (coordinator)	Until February 2026
Rogério Pedro Câmara (coordinator)	Since March 2026
Amaro Luiz de Oliveira Gomes (financial specialist)	Since March 2021
Antonio José da Barbara (member)	Since April 2025

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, the COAUD prepares a Report with the main issues discussed in meetings and duly registered in the Minutes with recommendations and accompanying adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal called "Atlas" for knowledge of the Board of Directors' Members. Additionally, it keeps the Board of Directors regularly informed about relevant issues associated to their duties, in particular those directly related to the Financial Statements.

A relevant fact is the acquisition in April 2026 by the Bradesco Organization of 100% of the share control of the entity Tivio Capital DTVM S/A, and COAUD Bradesco will respond for the fulfillment of the attributions and responsibilities provided for in CMN Resolution No. 4,910/21 in relation to the said financial institution.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);

- For preparing the full Financial Statements, risk management, effectiveness of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Bacen, SUSEP, ANS and standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco and its Subsidiaries.

2.4. Global Internal Audit (AIGL)

Directly subordinate to the Board of Directors, the Global Internal Audit (AIGL) acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. With the use of advanced technology tools, such as AILA, the Internal Audit's Artificial Intelligence, has supported the work of the area. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Global Internal Audit.

It is important to reiterate that AIGL is Certified by the entity IIA Brasil, with the methodological review, evaluation of governance and work roles, and compliance with internationally recommended attributes.

2.5. Risk Management and Internal Controls, linked to the Risk Board of Executive Officers

2.5.1. Integrated Management and Financial Risks

The Integrated Management and Financial Risk area is responsible for strengthening the corporate vision of financial risks (Market, ALM and Liquidity), through the identification, evaluation, monitoring and risk management, in conjunction with the various areas and companies of the Bradesco Organization.

2.5.2. Non-Financial Risk Management

The Non-Financial Risk Management area supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with

the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption. It also responds, independently from the commercial areas, for the Corporate Area of the Internal Control System.

2.5.3. Credit Risk – Wholesale and Retail

Segregated into two areas, Wholesale and Retail, Credit Risk is responsible for the set of practices, strategies and policies adopted to assess, monitor and mitigate the possibility of risks in loan operations, for failure to comply with the financial obligation.

2.5.4. Digital Risks

The Digital Risks area has the mission to act independently, and to establish and supervise guidelines for the integrated management of digital risks and corresponding internal controls, guided by global frameworks and applicable Legislation. It assesses and monitors cyber, technological, Artificial Intelligence (AI) tools, privacy and data protection of third parties and operational resilience in the face of incidents, crises and disruptions, ensuring business continuity and protection of clients and stakeholders.

2.6. Ombudsman Offices

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Areas and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The COAUD holds semiannual meetings with the Ombudsman Offices (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradsaúde Audit Committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

2.7 Independent Evaluation of Models

Dependency responsible for evaluating the models adopted in the various areas of Banco Bradesco independently, such as risk, capital calculation, stress test, measurement, provisions, through the use of quantitative tools aimed at the certification of such models, in order to improve efficiency and accuracy, and reduce costs in the decision-making process.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we highlight that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, are presented with more details of the assignments developed. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic and regulatory environment and the priorities for the First Half of 2026, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the COAUD devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular civil, labor and fiscal provisions, and the measurement of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Global Internal Audit, and other Lines of Defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to develop and calibrate provisioning models, taking into account the historical data and recent experience. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in affiliated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

It is also important to highlight that the COAUD continues to monitor the implementation of the Corporate Strategy in the framework of the Transformation Process called "Change", released in mid-February 2024.

3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second, third and fourth Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Monitoring of Loan Operations and Delinquency", "Market and Liquidity Risks and Limits", Business Segment Results, and the Regulatory Pending Assessment and External Audit Committee (CAPRAE).

In the first half of 2026, the COAUD participated in 175 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, as well as those with KPMG Auditores Independentes, the Global Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; Sustainability and ESG, with a focus on impacts of climate change and regulatory requirements of Bacen, CVM, SUSEP, ANS and SEC; the money laundering and funding of terrorism prevention and proliferation of weapons of mass destruction; the conduct and treatment of potentially vulnerable clients; the governance; the financial education; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions



Authorized to operate by Bacen (Central Bank of Brazil): 167 Meetings
95%
1%
3%
1%
Area of Health: 2 Meetings
Areas of Insurance, Pension and Capitalization: 4 Meetings
COAUDS Bradseg and Health: 2 Meetings

By Subject



PLD/FT (preventing money laundering and combating the financing of terrorism): 10
Model Validation - AVIM; 2
Virtual Assets: 1
Civil and Labor Provisions: 3
Tax Credit; 2
Budget: 5
Statements of Financial Position: 47
COAUDS Bradseg and Bradsaúde S.A.: 2
Treasury - TVM/ALM and Liquidity Risk: 2
Funds: 5
Internal Control/Compliance: 10
ESG/Cyber/Access Management: 10
Internal Audit: 16
Credit/Risk Monitoring: 26
BBI/Other Administrative: 34

By Lines of Defense


37.2%
23.7%
26.6%
7.4%
4.5%
0.5%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee
COAUDS Bradseg and Bradsaúde S.A.

In the context of continued education, the Audit Committee participated during 2026 in training activities:

- Congress on Fraud Prevention and Suppression, Cyber and Banking Security – Febraban SEC;
- 16th Brazilian Conference on Accounting and Independent Audit; and
- 96th ACI Institute's Debate Panel – KPMG.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD in the first half of 2026 included the Quarterly Information (ITR) for the reference date of March 31, 2026, and the Semiannual Report for the reference date of June 30, 2026. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, extended to SUSEP and ANS, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and reflecting the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls (Business and Information Technology) related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. It documented itself of regular updates and confirmations that the Management had adopted the actions necessary to remedy possible important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco

Organization. The procedures adopted in the four (4) Lines of Defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) highlighted by the Independent Audit on the date of issuing its Report and publication of the Financial Statements for the first half of 2026 following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, promoting, every five (5) years, the rotation of the partner and those responsible for conducting the audit. Given its mission and responsibility, the COAUD reiterates that it presented in the end of 2025 to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services for the fiscal year of 2026. Given the mentioned retro rotation, Mr. André Dala Pola assumes as leading partner.

3.3.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the Fiscal Year of 2026, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the first half of 2026, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2025, as well as those identified in the audit planning for the fiscal year of 2026.

The COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanied the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the fiscal year of 2026.

In addition, it is important to highlight that the COAUD, when it becomes aware of relevant events involving KPMG, in Brazil and abroad, immediately appeals to independent auditors, who present timely explanations and explications about the occurrence, how they were regularized, potentially identified risks for the independent exercise of the company's work, and possible impacts on the works in progress. Events maintained in the follow-up process until their full resolvability.

3.3.2. "Other Services" Conducted by the Independent Audit

Within the scope of its assignment to monitor and evaluate the independence of the independent auditor, the Audit Committee is aware of the extent and nature of conducting "Other

Services" by KPMG. The execution of such services, not related to the Independent Audit of the Financial Statements, should be the subject of primary and preliminary assessment by the independent auditor, in accordance with its independence policy, and in compliance with the requirements established by the regulation promulgated by the CMN, the CVM, the Federal Accounting Council – CFC, the SEC, the Public Company Accounting Oversight Board – PCAOB, the International Ethics Standards Board for Accountants – IESBA and the International Auditing and Assurance Standards Board – IAASB to ensure that they do not represent a conflict of interest.

These services are contracted only after confirmation by KPMG that all the requirements of independence were considered, as well as the fulfillment of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit. "Other Services" carried out by KPMG in the first half of 2026:

- Financial Statements of the Bradesco Organization, Review of ECF and Assurance work – FY2026;
- Tivio Capital DTVM – Investment Fund;
- Bradesco Securities Hong Kong Limites – Financial Statements;
- Banco Bradesco and Bradseg Participações – Evaluation Reports;
- Bradesco Gestão de Saúde – Reasonable Assurance of Financial Information;
- Banco Bradesco and Banco Votorantim – Contract between the parties;
- Odontoprev – Audit and Other Professional Services (Law for the Common Good);
- Bradesco Argentina de Seguros – Regulatory Report in compliance with the Local Supervisor;
- Bradesco Bank, Bradesco Global Advisors and Bradesco Investments – Financial Statements; and
- Banco Bradesco Europa – Financial Statements.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.4. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Global Internal Audit (AIGL), in adherence to its Charter and the regulations in force, the COAUD approved the Annual Audit Plan and any relevant updates made throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, accounting, fiscal and tax criteria, technology applied to the business, conduct in customer relationship and compliance, and financial and operational resilience.

The results of the work of the Global Internal Audit, together with the assessment of the governance, risk management and control structure and processes are regularly reported to the COAUD, in meetings and by using the reports and executive overviews, available on the SIAI

Operational System, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Global Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results of the works of the Internal Audit, having access to the supporting reports and records.

Annually, the role of the Global Internal Audit is submitted to a technical evaluation process conducted by the COAUD, whose results are discussed with its Board of Executive Officers. Also, the mentioned Board of Executive Officers is formally evaluated on its strategic, behavioral, independence and results performance. Such evaluations are important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation of the internal audit for the fiscal year of 2025 was conducted by the COAUD, in compliance with CMN Resolution No. 4,910/21.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

COAUD has worked closely with areas of the Integrated Management and Financial Risks, Digital Risks, Credit Risks - Retail and Wholesale and Non-Financial Risk Management, as well as other areas of the Bradesco Organization, such as AVIM – Area for Independent Validation of Models, in observing the compliance with procedures for managing risks and the structure of internal control, ensuring that the areas of common responsibility have been appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

The COAUD has access to the Risk Matrices of the Bradesco Organization dependencies, particularly allowing the monitoring of the high and very high risks, strengthening the timely view of operations versus controls versus risks. It also has access to Operating Systems called SIAI - Global Internal Audit and GRCA - Non-Financial Risk Management.

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the Fiscal Year of 2026 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

<table>
<tr><th>Allocation/Area</th><th>Main topics discussed and actions of the COAUD</th></tr>
<tr><td colspan="2">Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)</td></tr>
<tr><td>Review of the Financial Statements, including the Explanatory Notes, Management and Independent Auditor's reports</td><td>Principal accounting policies, practices and general criteria adopted:
• Discussion with General Accounting (CG), Controllership, Integrated Management and Financial Risks, Non-Financial Risk Management, Credit Risk – Wholesale and Retail, Digital Risks, Grupo Bradesco Seguros, Global Internal Audit (AIGL) and Independent Audit (KPMG);
• Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendency of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB;

Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB;

Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (Auto/P&C, Life and Pension Plans, Capitalization Bonds and Health);

Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2026, and of the Financial Statements for the half ended on June 30, 2026, to assess the aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together;

Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITRs of March 31, 2026 and half-ended on June 30, 2026: Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.</td></tr>
</table>

Affiliated companies and subsidiaries	Highlight for activities related to the Grupo Bradesco Seguros, Aarin, RCB, Grupo Alelo, Tivio, John Deere Bank, CIELO and Banco Digio: Monitoring of the main aspects associated with the preparation of the Financial Statements, including through regular discussions with the Audit Committees of the Insurance Group (Bradseg and Bradsaúde). In this process, the COAUD exercises its attributions through monitoring meetings with the accounting records and legal requirements applicable to these organizations, as well as internal and independent auditors. On these occasions, relevant issues of operational, legal, fiscal, tax and information technology are discussed, with emphasis on governance, administrative structure, strategies, results, risk management, internal controls, and relevant notes by the internal audit and points of the independent auditors.
Key accounting policies, estimates and judgments	Allowance for losses on loan operations (Loan Loss Provisions): The calculation of the provision for expected losses associated with credit risk considering the probability that the instrument is characterized as default and the expectation of recovery of the instrument. Such parameters should be estimated prospectively, based on current and expected economic conditions, considering the stages in which the instruments are classified. As they aim to reflect the expectation of losses in economic scenarios, it involves significant judgments, especially considering the degree of uncertainty under current and future macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Retail and Corporate Debt portfolios; Measurement of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and of the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, take note of the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: The Management has tested the impairment of

	goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates, discount factors and expected cash flows, in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – Judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiency, and follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions; Graphic Account: Processes arising from acquisitions and divestitures of stock controls, whose legal responsibilities and financial requirements are agreed in Contracts; Grupo Bradesco Seguros – Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). Alignment meeting with Bradseg and Bradsaúde Committees on the result obtained by PwC Independent Audit, responsible for the Actuarial Audit in the Grupo Bradesco Seguros; Hedge accounting: Among the several aspects related to hedge accounting addressed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered hedging operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Sustainability, ESG and Climate Risk	
Bradesco Organization's Strategy and Regulatory Requirements for Sustainability, ESG and Climate Risk	Monitoring Management's efforts to incorporate regulatory requirements and improve Sustainability reports, including topics associated with ESG and, in particular, climate risk issues. During the first half of 2026, the COAUD learned of the alignment of Bradesco Organization's strategy in contracting loan operations and integrated risk management, particularly after the publication of CMN Resolution No. 4,943, of 2021, which included requirements applicable to the social risk management, environmental risk and climate risk in the framework of risk and capital management, and CMN Resolution No. 4,945, of 2021, with improvements of the Policy of Social, Environmental and Climate Responsibility (PRSAC), and innovating in the requirement for the

	disclosure of information to the public in general, in force, as per July 2022. In addition, the COAUD learned of the ongoing processes for compliance with the requirements established by CVM Resolution No. 59, of 2021, which requires information to be provided regarding environmental, social and corporate governance aspects. In addition, with the promulgation by the International Sustainability Standards Board – ISSB, in June 2023, of international standards with recommendations for the preparation of the Sustainability Report (IFRS S1) and for climate related disclosures (IFRS S2), CVM determined its compliance in Brazil, pursuant to CVM Resolution No. 193, of 2023, from the Fiscal Year of 2026. CMN took the same decision, through Resolution No. 5,185, of 2024, determining that the larger financial institutions should prepare and disseminate, together with their financial statements, the Sustainability Report in accordance with the aforementioned IFRS S1 and IFRS S2. Considering that on May 29, 2026, CVM released Resolution No. 244 that reforms Resolution No. 193 maintaining the voluntary character for the disclosure of IFRS S1 and IFRS S2, maintaining the standard in the "practice or explain" model. Financial institutions should comply with the aforementioned IFRS S1 and S2, which remain in force by CMN Resolution No. 5,185/24. The COAUD has dedicated more time trying to understand aspects, such as internal control systems aimed at identifying, quantifying and disseminating such risks, efforts to develop measures and metrics to monitor the progress and commitments made by the Bradesco Organization, and the governance adopted in preparing the Sustainability Report in the form determined by regulators. Discussions during the fiscal year involved the area of Credit, Bradesco Asset Management (BRAM), the Integrated Management and Financial Risks area, the Controllership and the Sustainability area, with corporate responsibility for the coordination of ESG – Environmental, Social and Governance issues, including the preparation of the Sustainability Report.
Independent Audit	
Planning and execution of the Independent Audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Image-related Positioning – Reputation: In the eventual citation of the Independent Audit in the media, whatever it may be, in records that require formal explanations by its Leading partner, they occur in a timely manner, with reasons of the root cause and effectiveness in carrying out the resolutions required by the respective Bodies demanded by the resulting Official Letters. Records kept in Meeting Minutes, and in follow-up processes by the Committee; Review: Examined the reports of the auditor on the ITR (reference date: March 31, 2026), as well as the Financial Statements of June

	30, 2026, before the Auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing it to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks (Business and IT); Work plan for 2026: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reporting on the activities of internal audit in the first half of 2026, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit resolution action plans.
Relationship	Meetings with the COAUD: The Board of Executive Officers of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2026, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes. In particular, in the training of Teams in AI – Artificial Intelligence.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with the areas of Corporate Security, Integrated Management and Financial Risks, Non-Financial Risk Management, Credit Risk – Retail and Wholesale, Digital Risks, AIGL, Independent Audit and other business areas,

	the effective performance of the four (4) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business and the information technology processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with representatives of the Ombudsman of Bradesco and with members of the COAUDs of Bradseg and Bradsaúde to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify the identified anomalies, in order to allow, corporately, the improvement of processes in the construction of products and the acculturation of the Areas in the marketing of these in the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Monitoring of the evolution of the loan portfolios. Special attention was given to the alignment of the ESG-related strategy and to the credit concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, given the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Bradesco Organization (Customer Service/Ombudsman); Financial Citizenship: Follow-up of the Project aimed at meeting the requirements established by Joint Resolution No. 8, of December 21, 2023, instituting measures aimed at clients and individual users, including individual entrepreneurs; Technological Innovation: Updated periodically on the progress and potential impacts of Open Finance, Fintechs and other startups, use of the cloud, artificial intelligence, Big Data, digital assets, among others.
Risk management	
Risk management	Coordination with other Committees: Participation in joint meetings with the Risk Committee, the various Areas of risk management, regulation, the Internal Audit, and others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Whistleblowing Channel, risk of the supplier;

	Strategy, structure and policy for the management of risks: Follow-up of the work of the Non-Financial Risk Management area to evaluate the adherence of the internal control system and in the identification, monitoring and management of the most relevant risks, as well as the activities and results of the work of the Integrated Management and Financial Risk areas and Non-Financial Risk Management, corporate manager of the Internal Control System, Business vision and the Digital Risk Area, as corporate manager of the Internal Control System focused on IT; Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to monitor the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the Integrated Management and Financial Risk area, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Follow-up with the areas of Credit Risk – Retail and Wholesale, Credit Recovery, and ID – Guarantee Sector and Credit Concession, to know the evolution of the main loan portfolios and default levels (Individuals, Companies, and their respective segments, modality and economy sector). The sufficiency of provision (see the specific Loan Loss Provisions topic), concentration levels and approaches for credit recovery were also discussed, with emphasis on the Expectations of Future Losses in retail portfolios (regulatory requirement as of January 1, 2025) and the movement of Corporate Debt Ratings; Digital Risks: Due to the increasingly comprehensive adoption of digital channels for customer service, advancement to cloud processing utilization, increasing use of artificial intelligence and the need to comply with tools, such as open finance and PIX, which increase operational efficiency, with greater transaction agility and cost reduction, and enhance the customer experience, potential vulnerabilities have raised the complexity of digital risks. COAUD followed the evolution in the management of such risks, which became more proactive and strategic, in addition to the traditional reactive function to critical incidents, aiming at identification, timely action, definitive solution of problems and root causes, and operational resilience, also focused on mitigating reputational, regulatory and strategic risks. In particular, considering the hybrid environment of technology tools in use in the Organization, COAUD sought to understand the risks and strategies associated with legacy environments, manual processes and fragmented architectures. The occurrences associated with technological failures, system

	interruptions, cyber incidents and relevant issues associated with technology service providers, are the subject of discussion of COAUD with the area of Digital Risk management, internal audit and independent audit, taking into account the importance of the theme and the potential operational, reputational, regulatory and financial impacts.
Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Knowledge of the content of the Letters, of the responses and monitoring of progress to meet the demands and solution of the recommendations and expectations of the Direct Supervision Department (Desup), the Conduct Supervision Department (Decon), regarding compliance with regulations and specific requirements related to models, conduct (e.g. fraud and scams, suitability and people potentially vulnerable, customer relationship), and prevention of money laundering and terrorist financing.
Relationship with Regulating Authorities	Compliance: Monitoring the effectiveness of the Non-Financial Risk Management area and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing and Proliferation of weapons of mass destruction: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Application controls and general information technology: Monitoring of ongoing changes, security (logical and physical), computer operation and logging, migration to CLOUD, analysis and resolution of relevant incidents; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the continuous efforts that have been developed to guarantee the efficiency of the operations, of information that generates the

Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows-up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the first half of 2026 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the independent auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments, considering the macroeconomic environment and the characteristic of such assets, the accounting treatment, the classification in the portfolios of Trading and Banking, the recognition of revenue or loss, and in relation to the presentation are suitable;

(iv) the databases related to contingencies are intact and the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, and for the classification of such obligations as "remote", "possible" and "probable", culminate with an adequate volume of constituted provision and disclosures in Explanatory Notes that provide sufficient information to investors about contingent liabilities;

(v) The Technical Provisions of Grupo Bradesco Seguros are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM and the guarantor assets linked to the Technical Reserves were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

Given the present macroeconomic and regulatory environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and the Independent Audit and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the first half of 2026, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information

necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2026

The macroeconomic and regulatory environment in Brazil continues to present important challenges, which is reflected in the basic interest rate that started a declining trajectory, but still timid, with the maintenance of a restrictive monetary policy, aiming at achieving the inflation target established by CMN.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in this environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk and the evolution of the activities of the internal controls of the Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities, and will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the Work Plan of the Independent Audit; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the Risk Committee and the Integrity and Ethical Conduct Committee; and (iv) ensure the effectiveness of the COAUD, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent and Internal Audits.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new digital channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), of the Financial Education Project and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

In the context of technological evolution, a topic that has demanded the attention of the Committee concerns the processes, risks, controls, governance and opportunities arising from the use of Artificial Intelligence (AI) and machine learning (ML) as fundamental in various areas of the Organization, enabling the performance of activities with greater precision, speed and efficiency, among other attributes. In addition to the automation of operational tasks, the use of AI tends to spread significantly and quickly to actions, such as fraud detection and suspicious money laundering transactions, prevention of cyberattacks, compliance, simulations, decision-making support and risk management, among others.

Finally, considering the growing expectations related to ESG, with the acceleration on the establishment of standardized requirements of disclosure enacted by the International

Sustainability Standards Board – ISSB, imposed by the regulators (CMN Resolutions No. 4,943, No. 4,944, and No. 4,945, of 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, of 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, the COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will continue to monitor improvements in the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent and Internal Audits.

In this context, will continue to monitor the scenario of Sustainability reports and will assess the implications to the Bradesco Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, July 29, 2026.

AUDIT COMMITTEE

ROGÉRIO PEDRO CÂMARA

(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES

(Financial Specialist)

ANTONIO JOSÉ DA BARBARA

(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. for the six-month period ended June 30, 2026 and, based on information obtained through meetings with: (i) management and business area executives; (ii) the Audit Committee and its report; and (iii) KPMG Auditores Independentes Ltda. and its reports, concluded that the aforementioned documents adequately reflect the Company's financial position and financial performance.

Cidade de Deus, Osasco, SP, July 29, 2026

José Maria Soares Nunes

Joaquim Caxias Romão

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Red Building – 2nd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco